AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 17, 2003.

                        SECURITIES ACT FILE NO. 333-51788
                        INVESTMENT COMPANY ACT FILE NO. 811-09709

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-2
                        (Check appropriate box or boxes)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           [ ]

                  Pre-Effective Amendment No.                     [ ]
                                              -----------------

                  Post-Effective Amendment No.  5                 [X]

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   [ ]

                  Amendment No.                        11         [X]

                      COLUMBIA FLOATING RATE ADVANTAGE FUND
  (FORMERLY LIBERTY FLOATING RATE ADVANTAGE FUND AND LIBERTY-STEIN ROE ADVISOR
                   FLOATING RATE ADVANTAGE FUND PRIOR THERETO)
                Exact Name of Registrant as Specified in Charter

                One Financial Center, Boston, Massachusetts 02111
                     Address of Principal Executive Offices
                     (Number, Street, City, State, Zip Code)

                                 (617) 426-3750
               Registrant's Telephone Number, including Area Code

Vincent Pietropaolo,Esq.                                  John M. Loder
Columbia Management Advisors, Inc.                        Ropes & Gray
One International Place                                   Boston, MA 02110-2624
One Financial Center
Boston, MA 02111

                                                          Cameron S. Avery
                                                          Bell, Boyd & Lloyd LLC
                                                          70 West Madison Street
                                                          #3300
                                                          Chicago, IL 60602-4207

-------------------------------------------------------------------

                     Name and Address of Agents for Service

          APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

If any securities being registered on this form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend reinvestment plan, check the following box. [X]

It is proposed that this filing will become effective (check appropriate box):
[ ] when declared effective pursuant to Section 8(c)
[ ] immediately upon filing pursuant to paragraph (b)
[X] on January 1, 2004 pursuant to paragraph (b)
[ ] 60 days after filing pursuant to paragraph (a)
[ ] on (date) pursuant to paragraph (a) of Rule 486

If appropriate, check the following box:

[ ] this post-effective amendment designates a new effective date for a previously filed registration statement.

[ ] this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement
for the same offering is            .
                         -----------

The 1933 Act File Number used for this filing is 333-51788. The Fund's Registration Statement on Form N-2 represented by this File Number was filed on December 13, 2000. Subsequently, the Fund filed a Registration Statement on Form N-2 (1933 Act No. 333-55532) registering additional shares relating to a rescission offer for certain shares of beneficial interest of the Fund.

        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

                   PROPOSED
PROPOSED TITLE     AMOUNT OF       MAXIMUM          MAXIMUM          AMOUNT OF
OF SECURITIES      SHARES BEING    OFFERING PRICE   AGGREGATE        REGISTRATION
BEING REGISTERED   REGISTERED(3)   PER UNIT         OFFERING PRICE   FEE(2)(4)
---------------------------------------------------------------------------------
Common Shares of
Beneficial
Interest

Class A            18,000,000      $11.50           $207,000,000     $16,746.30
Class B            15,000,000      $11.50           $172,500,000     $13,955.25
Class C            19,000,000      $11.50           $218,500,000     $17,676.65
Class Z            18,000,000      $11.50           $207,000,000     $16,746.30

                   PROPOSED
PROPOSED TITLE     AMOUNT OF       MAXIMUM          MAXIMUM          AMOUNT OF
OF SECURITIES      SHARES BEING    OFFERING PRICE   AGGREGATE        REGISTRATION
BEING REGISTERED   REGISTERED(3)   PER UNIT         OFFERING PRICE   FEE(4)
---------------------------------------------------------------------------------
Common Shares of
Beneficial
Interest
Class A                    0       $    0           $         0      $        0
Class B            7,000,000       $11.30           $79,100,000      $18,904.90
Class C            6,000,000       $11.30           $67,800,000      $16,204.20
Class Z            4,000,000       $11.30           $45,200,000      $10,802.80

                   PROPOSED
PROPOSED TITLE     AMOUNT OF       MAXIMUM          MAXIMUM          AMOUNT OF
OF SECURITIES      SHARES BEING    OFFERING PRICE   AGGREGATE        REGISTRATION
BEING REGISTERED   REGISTERED(3)   PER UNIT         OFFERING PRICE   FEE(4)
---------------------------------------------------------------------------------
Common Shares of
Beneficial
Interest
Class A            2,290,000       $12.10           $27,709,000      $6,927.25
Class B                    0       $    0           $         0      $       0
Class C            1,590,000       $12.08           $19,207,200      $4,801.80
Class Z               90,000       $12.19           $ 1,097,100      $  274.28

PROPOSED TITLE     PROPOSED        MAXIMUM          MAXIMUM          AMOUNT OF
OF SECURITIES      AMOUNT OF       OFFERING PRICE   AGGREGATE        REGISTRATION
---------------------------------------------------------------------------------


                   SHARES BEING
BEING REGISTERED   REGISTERED(3)   PER UNIT         OFFERING PRICE   FEE(4)
---------------------------------------------------------------------------------
Common Shares of
Beneficial
Interest
Class A            15,000,000      $12.04           $180,600,000     $47,678.40
Class B             5,000,000      $12.02           $ 60,100,000     $15,866.40
Class C             5,000,000      $12.02           $ 60,100,000     $15,866.40
Class Z             1,000,000      $12.03           $ 12,030,000     $ 3,175.92

                   PROPOSED
PROPOSED TITLE     AMOUNT OF       MAXIMUM          MAXIMUM          AMOUNT OF
OF SECURITIES      SHARES BEING    OFFERING PRICE   AGGREGATE        REGISTRATION
BEING REGISTERED   REGISTERED(3)   PER UNIT         OFFERING PRICE   FEE(4)
---------------------------------------------------------------------------------
Common Shares of
Beneficial
Interest
Class A            5,625,000       $12.00           $67,500,000      $18,765.00
Class B            5,625,000       $12.00           $67,500,000      $18,765.00
Class C            1,125,000       $12.00           $13,500,000      $ 3,753.00
Class Z              123,000       $12.00           $ 1,500,000      $   417.00

(1)  Being registered pursuant to this Post-Effective Amendment.
(2) Calculated pursuant to Rule 457(d) based on the net asset value per share of $11.50 for each of Class A shares, Class B shares, Class C shares and Class Z shares, as of October 24, 2003.
(3)  Previously registered.
(4)  Previously paid.

Columbia Floating Rate Advantage Fund   Prospectus, January 1, 2004
-------------------------------------------------------------------


Class A, B and C Shares


Advised by Columbia Management Advisors, Inc.


--------------------------------------------------------------------------------
TABLE OF CONTENTS


Prospectus Summary......................  4
Fund Expenses...........................  9
Financial Highlights.................... 11
The Fund................................ 14
Use of Proceeds......................... 14
Investment Objective and Policies....... 14
How the Fund Invests.................... 15
Principal Risks......................... 21
Other Investment Practices.............. 26
Distributions and Income Taxes.......... 30
Management of the Fund.................. 31


How to Buy Shares.............................. 33
Multiple Share Classes......................... 34
Periodic Repurchase Offers..................... 37
Net Asset Value................................ 39
Performance Information........................ 40
Organization and Description of Shares......... 42
Shareholder Reports............................ 43
Financial Statements........................... 43
Statement of Additional Information Table of Contents..
Back Cover...............................................

Although these securities have been registered with the Securities and Exchange Commission, the Commission has not approved or disapproved any shares offered in this prospectus or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

[LOGO] Not FDIC Insured May Lose Value
               No Bank Guarantee

Columbia Floating Rate Advantage Fund ("Fund") is a non-diversified, closed-end management investment company that is continuously offered.


Investment Objective. The Fund's investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund seeks to achieve its objective by investing at least 80% of its net assets (plus any borrowings for investment purposes) in adjustable rate senior loans (Senior Loans), the interest rates of which float or vary periodically based upon a benchmark indicator of prevailing interest rates. Senior Loans are business loans that have a right to payment senior to most other debts of the borrower. Senior Loans are often secured by specific assets of the borrower, although the Fund may also invest in Senior Loans that are not secured by any collateral. All or substantially all of the Fund's Senior Loans may be rated below investment grade. The Fund may periodically borrow money for the purpose of financing long-term investments, obtaining short-term liquidity and for temporary, emergency or extraordinary purposes. To the extent the Fund borrows more money than it has cash or short-term cash equivalents and invests the proceeds in Senior Loans, the Fund will create financial leverage.




The Fund is not registering additional shares at this time.


Periodic Repurchase Offers. To provide liquidity to shareholders, the Fund will make quarterly repurchase offers for 5% to 25% of its outstanding shares. For each repurchase offer, it is anticipated that the repurchase request deadline will be on the 15th day in each of the months of February, May, August and November, or if the 15th day is not a business day, the next business day. It is anticipated that normally the repurchase pricing date will be the same date as the repurchase request deadline, and if so, the repurchase request deadline will be set for a time no later than the close of regular trading on the New York Stock Exchange ("NYSE") on such date. The Fund has determined that the repurchase pricing date may occur no later than the 14th day after the repurchase request deadline, or the next business day if the 14th day is not a business day. The Fund will repay a repurchase offer no later than seven days after the repurchase pricing date. (See "Periodic Repurchase Offers.")

Not Exchange Listed. The Fund does not intend to list the shares on any national securities exchange. Shares of the Fund have no history of public trading and there is not expected to be any secondary trading market in the shares. An investment in the shares should be considered illiquid. (See "Principal Risks.")

Investment in the Fund involves risks, including the possible loss of some or all of the principal investment, risks associated with leverage and risks associated with securities rated below investment grade (often referred to as "junk debt"). (See "Principal Risks.")


The Prospectus sets forth concisely the information that a prospective investor should know before investing in Class A, B or C shares of the Fund. Please read and retain this Prospectus for future reference. A Statement of Additional Information regarding the Fund dated January 1, 2004, has been filed with the Securities and Exchange Commission ("SEC") and can be obtained without charge by calling 1-800-426-3750. A table of contents to the Statement of Additional Information is located on the last page of this Prospectus. This Prospectus incorporates by reference the entire Statement of Additional Information (together with any supplement to it). The Statement of Additional Information and other related materials are available at the SEC's internet web site (http://www.sec.gov).



The Fund's investment advisor is Columbia Management Advisors, Inc. (the "Advisor"). The address of the Fund is One Financial Center, Boston, Massachusetts 02111.

This Prospectus applies to the offering of shares of beneficial interest of the Fund, which may be continuously issued and sold from time to time by the Fund through Columbia Funds Distributor, Inc. (the "Distributor"), as distributor and principal underwriter, and through your financial advisor. (See "How to Buy Shares.") The Fund is authorized as a Massachusetts business trust to issue an unlimited number of common shares and has registered 40,915,000 Class A, 32,625,000 Class B and 32,715,000 Class C common shares.


The Fund's Class A shares are subject to a front-end sales charge, an early withdrawal charge ("EWC") on certain purchases (see "Multiple Share Classes") a distribution and service fee and other expenses. The Fund's Class B shares will not be subject to a front-end sales charge, but will be subject to a declining EWC over a five-year period and a distribution fee, as well as other expenses. Class B shares will convert automatically to Class A shares eight years from the end of the month in which the shares were purchased. The Fund's Class C shares will not be subject to a front-end sales charge, but will be subject to an EWC of 1% during the first year a shareholder owns Class C shares and a distribution fee, as well as other expenses. The Fund also offers an additional class of shares, Class Z shares, exclusively to certain institutional and other investors. Class Z shares are made available through a separate prospectus provided to eligible institutional and other investors. The Fund may offer additional classes of shares in the future.

The Fund has received exemptive relief from the SEC with respect to the Fund's distribution fee arrangements, EWCs and multi-class structure. As a condition of such relief, the Fund will be required to comply with regulations that would not otherwise be applicable to the Fund.

Shares of the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

                              PROSPECTUS SUMMARY
This is only a summary. You should review the more detailed information contained in this Prospectus and in the Statement of Additional Information.

The Fund. The Fund is a continuously offered, non-diversified, closed-end management investment company, organized as a Massachusetts business trust.


The Fund intends to offer its shares continuously through the Distributor, as principal underwriter, and through financial advisors at a price equal to the next determined net asset value per share (plus an initial sales charge for Class A shares). The minimum initial investment is $2,500 ($25 for individual retirement accounts) and the minimum subsequent investment is $50. The Fund reserves the right to change the investment minimums and to refuse a purchase order for any reason.



Classes of Shares. The Fund offers three classes of shares in this Prospectus, with each class having its own sales charge and expense structure. Each class has distinct advantages and disadvantages for different investors. (See "Multiple Share Classes.")


Investment Objective. The investment objective of the Fund is to provide a high level of current income, consistent with preservation of capital. There can be no assurance that the Fund will achieve its investment objective.

The Fund seeks to achieve its objective by investing at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of Senior Loans to corporations, partnerships and other entities ("Borrowers") that operate in a variety of industries and geographic regions (including domestic and foreign entities).

Investment Policies. Under normal market conditions, at least 80% of the Fund's net assets (plus any borrowings for investment purposes) will be invested in Senior Loans of domestic Borrowers or foreign Borrowers (so long as Senior Loans to such foreign Borrowers are U.S. dollar denominated and payments of interest and repayments of principal pursuant to such Senior Loans are required to be made in U.S. dollars). Although most Senior Loans are secured, the Fund may invest up to 20% of its total assets in interests in Senior Loans that are not secured by any collateral. During normal market conditions, the Fund may invest up to 20% of its total assets (including assets maintained by the Fund as a reserve against any additional loan commitments) in (i) high quality, short-term debt securities with remaining maturities of one year or less and
(ii) warrants, equity securities and, in limited circumstances, junior debt securities acquired in connection with the Fund's investments in Senior Loans.

Any amount up to and including 25% of the Fund's total assets (taken at the time of purchase) may be invested in Senior Loans to Borrowers and securities of other issuers in any one industry. However, the Fund may invest more than 25% of its total assets in securities the issuer of which is deemed to be in the financial services industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. The Fund invests at these levels because it regards the issuers of Senior Loans in which the Fund may invest to include the Borrower as well as any Agent that administers the Senior Loans. The Fund may not, however, invest more than 25% of its total assets in Senior Loans to Borrowers in the financial services industry and securities of other issuers in the financial services industry. Accordingly, the Fund may be more at risk to any single economic, political or regulatory occurrence affecting such industries.

The Fund may borrow money in an amount up to 33 1/3% of the Fund's total assets (after giving effect to the amount borrowed). The Fund may borrow for the purpose of financing long-term investments, obtaining short-term liquidity and for temporary, extraordinary or emergency purposes. To the extent the Fund borrows more money than it has cash or short-term cash equivalents and invests the proceeds in Senior Loans, the Fund will create financial leverage. It will do so only when it expects to be able to invest the proceeds at a higher rate of return than its cost of borrowing.

How the Fund Invests. Senior Loans generally are arranged through private negotiations between a Borrower and several financial institutions ("Lenders") represented in each case by one or more such Lenders acting as agent ("Agent") of the several Lenders. On behalf of the several Lenders, the Agent is primarily responsible for negotiating the loan agreement ("Loan Agreement") that establishes the relative terms and conditions of the Senior Loan and rights of the Borrower and the several Lenders. The Fund may invest all or substantially all of its assets in Senior Loans that are rated below investment grade, or in comparable unrated securities. These securities are commonly referred to as high-yield, high-risk debt or "junk debt." Senior Loans in which the Fund will purchase interests generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium. The Fund may invest in participations ("Participations") in Senior Loans, may purchase assignments ("Assignments") of portions of Senior Loans from third parties, and may act as one of the group of Lenders originating a Senior Loan ("Primary Lender").


The Advisor expects the Fund's policy of acquiring interests in floating or variable rate Senior Loans to minimize the fluctuations in net asset value as a result of changes in interest rates. However, the Fund is not a money market fund and its net asset value will fluctuate.


Periodic Repurchase Offers. The Fund has adopted a fundamental policy to offer each calendar quarter to repurchase a specified percentage (between 5% and 25%) of the shares then outstanding at its net asset value. Such repurchase offers are referred to as a Repurchase Offer. Repurchase Offers are scheduled to occur on the 15th day (or the next business day if the 15th is not a business day) in the months of February, May, August, and November. (See "Periodic Repurchase Offers.")


Principal Risks. You should consider the following risk considerations before investing in the Fund. As described below, the risks could cause you to lose money as a result of investing in the Fund. See "Principal Risks" for more detailed information.


Non-Payment Risk. Senior Loans, like other corporate debt obligations, are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the Senior Loan experiencing non-payment, and a potential decrease in the net asset value of the Fund.

Below Investment Grade Securities. The Fund may invest all or substantially all of its assets in Senior Loans or other securities that are rated below investment grade, or in comparable unrated securities. These securities are commonly referred to as high-yield, high-risk debt or "junk debt." The purchase of such Senior Loans exposes the Fund to financial, market, and interest-rate risks and greater credit risks than would the purchase of higher-rated Senior Loans. Such investments are also likely to result in increased fluctuation in the Fund's net asset value, particularly in response to economic downturns.

Restrictions on Resale of Senior Loans. Senior Loans, at present, generally are not readily marketable and may be subject to restrictions on resale. As a result, the ability of the Fund to dispose of its investments in a timely fashion and at a fair price may be restricted.


Ongoing Monitoring. On behalf of the several Lenders, the Agent generally will be required to administer and manage the Senior Loans and, with respect to collateralized Senior Loans, to service or monitor the collateral.

Borrowing. The Fund is authorized to borrow money in an amount up to 33 1/3% of the Fund's total assets (after giving effect to the amount borrowed). The use of leverage for investment purposes creates opportunities for greater total returns but at the same time involves risks. Any investment income or gains earned with respect to the amounts borrowed, which is in excess of the interest which is due on the borrowing, will augment the Fund's income. Conversely, if the investment performance with respect to the amounts borrowed fails to cover the interest on such borrowings, the value of the Fund's shares may decrease more quickly than would otherwise be the case and dividends on the shares would be reduced or eliminated. Interest payments and fees incurred in connection with such borrowings will reduce the amount of net income available for payment to the holders of shares.

Repurchase Offer Risks. The Fund, as a fundamental policy, will make quarterly repurchases for 5% to 25% of shares outstanding at net asset value. (See "Periodic Repurchase Offers" below for more information.) However, the Fund's shares are less liquid than shares of funds that trade on a stock exchange, and Class B and Class C shareholders who offer for repurchase shares held for less than five years and one year, respectively, and certain Class A shareholders who offer for repurchase shares acquired within 18 months, will pay an EWC. (See "How to Buy Shares.") Under limited circumstances, the Fund may suspend or postpone a quarterly repurchase offer--the Fund must meet regulatory requirements to do so. There is no guarantee that shareholders will be able to sell all of their shares that they desire to sell in a quarterly repurchase offer.

Closed-End Fund Risks. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list its shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the shares and the shares should be considered illiquid. The shares are, therefore, not readily marketable. The shares of closed-end investment companies often trade at a discount from their net asset values and, in the unlikely event that a secondary market for the shares were to develop, the shares likewise may trade at a discount from net asset value.

Legislation; Restrictions. To the extent that legislation or state or federal regulators impose additional requirements or restrictions with respect to the ability of financial institutions to make loans in connection with highly leveraged transactions, the availability of Senior Loan interests for investment by the Fund may be adversely affected.

Financial Services Industry Concentration. The financial services industries are subject to extensive government regulation which can limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively affect the financial services industries. The financial services industries are currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear.

Investments in Non-U.S. Issuers. Investment in non-U.S. issuers involves special risks, including that non-U.S. issuers may be subject to less rigorous accounting and reporting requirements than are U.S. issuers, less rigorous regulatory requirements, differing legal systems and laws relating to creditors' rights, the potential inability to enforce legal judgments, and the potential for political, social and economic adversities.

Investments in Equity Securities. To the extent that the Fund invests in equity securities, the value of its portfolio will be affected by changes in the stock markets. The stock market can be volatile and stock prices can fluctuate drastically from day-to-day. This market risk will affect the Fund's net asset value, which will fluctuate as the value of the securities held by the Fund changes.

Prepayment Risk. Borrowers may pay back principal before the scheduled due date. Borrowers may find it advantageous to prepay principal due to a decline in interest rates or an excess in cash flow. Such prepayments may require the Fund to replace a Senior Loan with a lower-yielding security. This may adversely affect the net asset value of the Fund's shares.


Limited Information. The types of Senior Loans in which the Fund will invest historically have not been rated by a nationally recognized statistical rating organization, have not been registered with the SEC or any state securities commission, and have not been listed on any national securities exchange. Although the Fund will generally have access to financial and other information made available to the Lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for rated, registered or exchange listed securities. As a result, the Fund is more dependent on the analytical ability of the Advisor than other funds which may be able to rely on more publicly available information.


Non-Diversification Risk. The Fund is not subject to the general limitations under the Investment Company Act of 1940, as amended (1940 Act), that, for 75% of its total assets, it not invest more than 5% of its total assets in the securities of a single issuer. To the extent the Fund invests a relatively high percentage of its assets in obligations of a limited number of Borrowers, it will be more susceptible than a more widely diversified investment company to the consequences of any single corporate, economic, political or regulatory occurrence.


Other Practices. The Fund may use various investment practices that involve special considerations, including engaging in interest rate and other hedging transactions, lending its portfolio securities, entering into when-issued and delayed-delivery transactions and entering into repurchase and reverse repurchase agreements. For further discussion of these practices and associated special considerations, see "Other Investment Practices."



Affiliation Risk. Due to the Advisor's affiliation with Fleet National Bank, the Fund may be unable to purchase certain loans in which Fleet participates, because of regulatory restrictions. This limitation may prevent the Fund from investing in loans it might otherwise purchase, and could adversely affect the Fund's return. As a result of this restriction, the Fund also may invest a larger portion of its assets than it otherwise would in the secondary loan market, rather than in newly-issued loans. Under certain market conditions, loans purchased in the secondary market may generally be less attractive investments than newly-issued loans.



On October 27, 2003, Bank of America Corporation and FleetBoston Financial Corporation, the parent company of Fleet National Bank, announced a definitive agreement to merge. Currently, Bank of America and its affiliates are significantly more active than Fleet National Bank in the loan marketplace. If and when that merger is consummated, the restrictions and associated risks described above will apply to loans in which Bank of America or its affiliates participate, either as Agents, underwriters or buyers or sellers in the secondary market, and the number of loans available to the Fund for investment consequently may be further limited.

Distributions. Income dividends are normally declared each business day, paid monthly, and confirmed at least quarterly. Capital gains, if any, are distributed at least annually, usually in December. Income dividends and capital gains distributions may be received in cash or reinvested in additional full and fractional shares of the Fund.


Investment Advisor. Columbia Management Advisors, Inc.



Distributor. Columbia Funds Distributor, Inc.

                                 FUND EXPENSES
The following tables are intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in Class A, B and C shares of the Fund.


                                                        Class A    Class B/(2)/   Class C
                                                       -------     -----------   -------
Shareholder Transaction Expenses/(1)/
Maximum Sales Load Imposed
  (as a percentage of offering price).................  3.50%         None        None
Sales Load Imposed on Reinvested Dividends............  None          None        None
Early Withdrawal Charge/(3)/..........................  1.00%/(4)/    3.25%/(3)/  1.00%/(3)/
Exchange Fee..........................................  None          None        None

Annual Expenses (as a percentage of average net assets
  attributable to common shares)/(6)/
Management Fees/(7)/ (%)..............................   0.98          0.98        0.98
Distribution and Service Fees (%).....................   0.35          0.70        0.85
Interest Payments and Commitment Fees on Borrowed
  Funds (%)/(8)/......................................   0.73          0.73        0.73
Other Expenses (%)/(5)(9)/............................   0.44          0.44        0.44
                                                         ----          ----        ----
Total Annual Expenses (%)/(5)(9)/.....................   2.50          2.85        3.00
                                                         ====          ====        ====

--------
(1) Financial advisors may independently charge additional fees for shareholder transactions or for advisory services. Please see their materials for details.
(2) Class B shares will automatically convert to Class A shares eight years after purchase.
(3) The maximum EWC on Class B shares applies for repurchases during the first year. The charge is 3.25% for shares submitted and accepted for repurchase during the first year after each purchase, 3.00% during the second year, 2.00% during the third year, 1.50% during the fourth year, and 1.00% during the fifth year. There is no EWC on Class B shares thereafter. The EWC on Class C shares is 1.00% within the first year from each purchase. There is no EWC on Class C shares thereafter.

(4) Class A shares bought without an initial sales charge in accounts aggregating $1 million to $25 million are subject to a 1.00% EWC if the shares are sold within 18 months of the time of each purchase. The 18-month period begins on the first day of the month in which the purchase was made.


(5) Other expenses have been restated to reflect contractual changes to the transfer agency fees for the Fund, effective November 1, 2003.


(6) Figures assume the Fund borrows an amount representing 33 1/3% of the Fund's total assets (including the proceeds of such borrowing but not reflecting the amount of the liability of the borrowing). If the Fund does not utilize any leverage, the Fund estimates that annual operating expenses would be approximately as follows:



                                                     Class A Class B Class C
                                                     ------- ------- -------
   Management Fees (%)/(7)/                           0.65    0.65    0.65
   Distribution and Service Fees (%)                  0.35    0.70    0.85
   Interest Payments and Commitment Fees on Borrowed
     Funds (%)                                        0.00    0.00    0.00
   Other Expenses (%)/(9)(10)/                        0.44    0.44    0.44
                                                      ----    ----    ----
   Total Annual Expenses (%)/(9)(10)/                 1.44    1.79    1.94
                                                      ====    ====    ====



(7) Management fees includes both the management fee and the administrative fee charged to the Fund. Without giving effect to the assumed level of leverage, the Advisor receives an annual management fee of 0.45% and an administrative fee of 0.20% from the Fund. Giving effect to the assumed level of leverage, the Advisor receives a management fee of 0.68% and an administration fee of 0.30%.


(8) Based on actual payments from the last fiscal year and does not assume full leverage.


(9) The Advisor has voluntarily agreed to reimburse the Fund for its ordinary operating expenses to the extent that such expenses exceed 0.15% (exclusive of management fees, administrative fees, brokerage commissions, taxes, distribution and service fees, leverage expenses and extraordinary expenses, if any). After such reimbursement, other expenses would be 0.15% for each class of shares and total annual expenses, with and without leverage, would be 2.21% and 1.15% for Class A shares, 2.56% and 1.50% for Class B shares and 2.71% and 1.65% for Class C shares, respectively. This arrangement may be modified or terminated by the Advisor at any time. Any such reimbursement will lower the particular class's overall expense ratio and increase its overall return to investors.


(10) Other expenses have been restated to reflect contractual changes to the transfer agency fees for the Fund, effective November 1, 2003.


Service and distribution fees include an asset-based sales charge. As a result, if you hold your shares for a long period of time, you may pay more than the economic equivalent of the maximum front-end sales charges permitted by the National Association of Securities Dealers, Inc. (See "Multiple Share Classes.")


Example Expenses. This Example helps you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The Example assumes that
(i) you invest $1,000 in the Fund, (ii) your investment has a 5% return each year, (iii) operating expenses remain the same, and (iv) all income dividends and capital gains distributions are reinvested in additional shares. The Example should not be considered a representation of future expenses. Your actual costs may be higher or lower.



Class*                                                         1 year 3 years 5 years 10 years
------                                                         ------ ------- ------- --------
Class A                                                         $59    $110    $163     $309
Class B**: did not sell your shares                             $29    $ 88    $150     $309
           sold all your shares at the end of the period        $61    $108    $160     $309
Class C:   did not sell your shares                             $30    $ 93    $158     $332
           sold all your shares at the end of the period        $40    $ 93    $158     $332

--------

* The table assumes leverage representing 33 1/3% of total assets. In the event that the Fund does not utilize any leverage an investor would pay the following expenses based on the assumptions in the example:



Class                                                          1 year 3 years 5 years 10 years
-----                                                          ------ ------- ------- --------
Class A                                                         $49     $79    $111     $201
Class B**: did not sell your shares                             $18     $56    $ 97     $201
           sold all your shares at the end of the period        $51     $76    $107     $201
Class C:   did not sell your shares                             $20     $61    $105     $226
           sold all your shares at the end of the period        $30     $61    $105     $226

--------
** Class B shares convert to Class A shares after eight years. The 10-year expense example for Class B shares reflects Class B share expenses for eight years and Class A expenses for two years.

                             FINANCIAL HIGHLIGHTS
The financial highlights table is intended to help you understand the Fund's financial performance for Class A, B, and C shares. The Fund's fiscal year runs from September 1 to August 31 unless otherwise indicated. The total returns in the table represent the return that investors earned assuming that they reinvested all dividends and distributions. Certain information in the table reflects the financial results for a single Fund share. This information has been derived from the Fund's financial statements which have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report, along with this information appears in the Fund's annual report. To request the Fund's annual report, please call 1-800-426-3750.


                                                                                      Period ended
                                                          Year ended August 31,        August 31,
                                                      2003       2002        2001       2000(a)
                                                     Class A    Class A     Class A     Class A
--------------------------------------------------------------------------------------------------
Net asset value, Beginning of Period ($)             10.48     11.74         12.09        12.00
--------------------------------------------------------------------------------------------------
Income from Investment Operations ($):
   Net investment income                              0.81(b)   0.83(b)(c)   1.10 (b)      0.64
   Net realized and unrealized gain (loss) on
     investments                                      0.74     (1.26)(c)     (0.32)        0.07
--------------------------------------------------------------------------------------------------
Total from Investment Operations                      1.55     (0.43)         0.78         0.71
--------------------------------------------------------------------------------------------------
Less Distributions Declared to Shareholders ($):
   From net investment income                        (0.81)    (0.83)        (1.13)       (0.62)
   From net realized gains                              --        --           --(d)          --
--------------------------------------------------------------------------------------------------
Total Distributions Declared to Shareholders         (0.81)    (0.83)        (1.13)       (0.62)
--------------------------------------------------------------------------------------------------
Net asset value, End of Period ($)                   11.22     10.48         11.74        12.09
--------------------------------------------------------------------------------------------------
Total return (%) (e)(f)                              15.55     (3.88)         6.71        6.04 (g)

Ratios to Average Net Assets/Supplemental Data (%):
   Operating expenses (h)                             1.38      1.38          1.37        1.01 (i)
   Interest and commitment fees expenses              0.73      0.99          2.04        1.91 (i)
   Net expenses (h)                                   2.11      2.37          3.41        2.92 (i)
   Net investment income (h)                          7.67     7.25 (c)       9.24        9.49 (i)
   Waiver/reimbursement                               0.36      0.32          0.32        1.41 (i)
   Portfolio turnover rate                              90        98            65           8 (g)

Net assets, end of period (000's) ($)               85,166    69,733       108,399       54,402

--------
(a) The Fund commenced investment operations on January 13, 2000.

(b) Per share data was calculated using average shares outstanding during the period.


(c) Effective September 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing and accreting premium and discount on all debt securities. The effect of this change for the year ended August 31, 2002, to the net investment income and net realized and unrealized loss per share was less than $0.01. The impact to the ratio of net investment income to average net assets was less than 0.01%. Per share data and ratios for periods prior to August 31, 2002 have not been restated to reflect this change in presentation.



(d) Rounds to less than $0.01.
(e) Total return at net asset value assuming all distributions reinvested and no initial sales charge or early withdrawal charge.

(f) Had the Advisor not waived or reimbursed a portion of expenses, total return would have been reduced.

(g) Not annualized.

(h) The benefits derived from custody credits and directed brokerage arrangements, if applicable, had an impact of less than 0.01%.

(i) Annualized.

                                                                                  Period ended
                                                      Year ended August 31,        August 31,
                                                   2003       2002        2001      2000(a)
                                                  Class B    Class B     Class B    Class B
----------------------------------------------------------------------------------------------
Net asset value, Beginning of Period ($)          10.48     11.74        12.07        12.00
----------------------------------------------------------------------------------------------
Income from Investment Operations ($):
   Net investment income                           0.78(b)   0.78(b)(c)   1.05(b)      0.62
   Net realized and unrealized gain (loss) on
     investments                                   0.73     (1.25)(c)    (0.30)        0.05
----------------------------------------------------------------------------------------------
Total from Investment Operations                   1.51     (0.47)        0.75         0.67
----------------------------------------------------------------------------------------------
Less Distributions Declared to Shareholders ($):
   From net investment income                     (0.77)    (0.79)       (1.08)       (0.60)
   From net realized gains                           --        --           --(d)        --
----------------------------------------------------------------------------------------------
Total Distributions Declared to Shareholders      (0.77)    (0.79)       (1.08)       (0.60)
----------------------------------------------------------------------------------------------
Net asset value, End of Period ($)                11.22     10.48        11.74        12.07
----------------------------------------------------------------------------------------------
Total return (%) (e)(f)                           15.16     (4.22)        6.52         5.69(g)

Ratios to Average Net Assets/Supplemental Data (%):
   Operating expenses (h)                          1.73      1.73         1.72         1.36(i)
   Interest and commitment fees expenses           0.73      0.99         2.04         1.91(i)
   Net expenses (h)                                2.46      2.72         3.76         3.27(i)
   Net investment income (h)                       7.34      6.90(c)      8.89         9.14(i)
   Waiver/reimbursement                            0.36      0.32         0.32         1.41(i)
   Portfolio turnover rate                           90        98           65           8 (g)

Net assets, end of period (000's) ($)            76,379    68,157       80,609       19,964

--------
(a) The Fund commenced investment operations on January 13, 2000.

(b) Per share data was calculated using average shares outstanding during the period.


(c) Effective September 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing and accreting premium and discount on all debt securities. The effect of this change for the year ended August 31, 2002, to the net investment income and net realized and unrealized loss per share was less than $0.01. The impact to the ratio of net investment income to average net assets was less than 0.01%. Per share data and ratios for periods prior to August 31, 2002 have not been restated to reflect this change in presentation.



(d) Rounds to less than $0.01.
(e) Total return at net asset value assuming all distributions reinvested and no early withdrawal charge.

(f) Had the Advisor not waived or reimbursed a portion of expenses, total return would have been reduced.

(g) Not annualized.

(h) The benefits derived from custody credits and directed brokerage arrangements, if applicable, had an impact of less than 0.01%.

(i) Annualized.

                                                                                            Period ended
                                                                Year ended August 31,        August 31,
                                                             2003       2002        2001      2000(a)
                                                            Class C    Class C     Class C    Class C
--------------------------------------------------------------------------------------------------------
Net asset value, Beginning of Period ($)                    10.48     11.74        12.07        12.00
--------------------------------------------------------------------------------------------------------
Income from Investment Operations ($):
   Net investment income                                     0.76(b)   0.76(b)(c)  1.03 (b)      0.61
   Net realized and unrealized gain (loss) on investments    0.74     (1.25)(c)    (0.30)        0.05
--------------------------------------------------------------------------------------------------------
Total from Investment Operations                             1.50     (0.49)        0.73         0.66
--------------------------------------------------------------------------------------------------------
Less Distributions Declared to Shareholders ($):
   From net investment income                               (0.76)    (0.77)       (1.06)       (0.59)
   From net realized gains                                     --        --         --(d)          --
--------------------------------------------------------------------------------------------------------
Total Distributions Declared to Shareholders                (0.76)    (0.77)       (1.06)       (0.59)
--------------------------------------------------------------------------------------------------------
Net asset value, End of Period ($)                          11.22     10.48        11.74        12.07
--------------------------------------------------------------------------------------------------------
Total return (%) (e)(f)                                     14.99     (4.36)        6.35        5.62 (g)

Ratios to Average Net Assets/Supplemental Data (%):
   Operating expenses (h)                                    1.88      1.88         1.87        1.51 (i)
   Interest and commitment fees expenses                     0.73      0.99         2.04        1.91 (i)
   Net expenses (h)                                          2.61      2.87         3.91        3.42 (i)
   Net investment income (h)                                 7.14     6.75 (c)      8.74        8.99 (i)
   Waiver/reimbursement                                      0.36      0.32         0.32        1.41 (i)
   Portfolio turnover rate                                     90        98           65           8 (g)

Net assets, end of period (000's) ($)                      80,572    61,811       64,074       13,013

--------
(a) The Fund commenced investment operations on January 13, 2000.

(b) Per share data was calculated using average shares outstanding during the period.


(c) Effective September 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing and accreting premium and discount on all debt securities. The effect of this change for the year ended August 31, 2002, to the net investment income and net realized and unrealized loss per share was less than $0.01. The impact to the ratio of net investment income to average net assets was less than 0.01%. Per share data and ratios for periods prior to August 31, 2002 have not been restated to reflect this change in presentation.



(d) Rounds to less than $0.01.
(e) Total return at net asset value assuming all distributions reinvested and no early withdrawal charge.

(f) Had the Advisor not waived or reimbursed a portion of expenses, total return would have been reduced.

(g) Not annualized.

(h) The benefits derived from custody credits and directed brokerage arrangements, if applicable, had an impact of less than 0.01%.

(i) Annualized.

                                   THE FUND

The Fund is a non-diversified, closed-end management investment company organized as a Massachusetts business trust on June 8, 1999. The Fund is engaged in a continuous public offering of its shares at the next determined net asset value per share (plus an initial sales charge for Class A shares). The Fund's principal office is located at One Financial Center, Boston, Massachusetts 02111, and its telephone number is 1-800-426-3750.


                                USE OF PROCEEDS
The net proceeds from the sale of the shares offered hereby will be invested typically within 30 days after receipt, in accordance with the Fund's investment objective and policies. The Fund's actual investment timetable will depend on the availability of Senior Loans and other market conditions. Pending investment by the Fund, the proceeds may be invested in high quality, short-term securities, and the Fund may not achieve its objective during this time.

                       INVESTMENT OBJECTIVE AND POLICIES
Investment Objective. The Fund's investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund's investment objective is a non-fundamental policy, which means that the Board of Trustees can change it without shareholder approval.

The Fund seeks to achieve its objective by investing at least 80% of its net assets (plus any borrowings for investment purposes) in a professionally managed portfolio of interests in Senior Loans to Borrowers that operate in a variety of industries and geographic regions (including domestic and foreign entities). Although the Fund's net asset value per share will vary, the Fund's policy of acquiring interests in floating or variable rate Senior Loans is expected to minimize the fluctuations in the Fund's net asset value per share as a result of changes in interest rates. The Fund's net asset value may be affected by various factors, including changes in the credit quality of Borrowers with respect to Senior Loan interests in which the Fund invests.

An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Fund will achieve its investment objective. The Fund is appropriate for investors seeking a high level of current income consistent with capital preservation.

Policies. Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) (either as a Primary Lender or as a purchaser of an Assignment or Participation) in Senior Loans of domestic Borrowers or foreign Borrowers (so long as Senior Loans to such foreign Borrowers are U.S. dollar denominated and payments of interest and repayments of principal pursuant to such Senior Loans are required to be made in U.S. dollars). Although most Senior Loans are collateralized, the Fund may invest up to 20% of its total assets (valued at time of investment) in Senior Loans that are not secured by any collateral.


During normal market conditions, the Fund may invest up to 20% of its total assets (including assets maintained by the Fund as a reserve against any additional loan commitments) in (i) high quality, short-term debt securities with remaining maturities of one year or less and (ii) warrants, equity securities and junior debt securities acquired in connection with the Fund's investments in Senior Loans. Such high quality, short-term securities may include commercial paper rated at least Baa, P-3 or higher by Moody's Investors Service, Inc. ("Moody's") or BBB, A-3 or higher by Standard & Poor's ("S&P") (or if unrated, determined by the Advisor to be of comparable quality), interests in short-term loans and short-term loan participations of Borrowers having short-term debt obligations rated or a short-term credit rating at least in such rating categories (or having no such rating, determined by the Advisor to be of comparable quality), certificates of deposit and bankers' acceptances and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. Such high quality, short-term securities may pay interest at rates that are periodically redetermined or may pay interest at fixed rates.


                             HOW THE FUND INVESTS
Senior Loans. Senior Loans generally are arranged through private negotiations between a Borrower and Lenders represented in each case by one or more Agents of the several Lenders. On behalf of the several Lenders, the Agent, which is frequently a commercial bank or other entity that originates the Senior Loan and the person that invites other parties to join the lending syndicate, will be primarily responsible for negotiating the Loan Agreement that establishes the relative terms, conditions and rights of the Borrower and the several Lenders. In larger transactions it is common to have several Agents; however, generally only one such Agent has primary responsibility for documentation and administration of a Senior Loan.

In a typical Senior Loan, the Agent administers the terms of the Loan Agreement and is responsible for the collection of principal and interest and fee payments from the Borrower and the apportionment of those payments to the credit of all Lenders that are parties to the Loan Agreement. The Fund generally will rely on the Agent to collect its portion of the payments on a Senior Loan. Furthermore, the Fund will rely on the Agent to use appropriate creditor remedies against the Borrower. Typically, under a Loan Agreement, the Agent is given broad discretion in monitoring the Borrower's performance under the Loan Agreement and is obligated to use only the same care it would use in the management of its own property. Upon an event of default, the Agent typically will act to enforce the Loan Agreement after instruction from Lenders holding a majority of the Senior Loan. The Borrower compensates the Agent for the Agent's services. This compensation may include special fees paid on structuring and funding the Senior Loan and other fees paid on a continuing basis. The typical practice of an Agent in relying exclusively or primarily on reports from the Borrower may involve a risk of fraud by the Borrower.

It is anticipated that the proceeds of the Senior Loans in which the Fund will acquire interests primarily will be used to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, and, to a lesser extent, to finance internal growth and for other corporate purposes of Borrowers. Senior Loans have the most senior position in a Borrower's capital structure, although some Senior Loans may hold an equal ranking with other senior securities and other obligations of the Borrower. The capital structure of a Borrower may include Senior Loans, senior and junior subordinated debt (which may include "junk debt"), preferred stock and common stock issued by the Borrower, typically in descending order of seniority with respect to claims on the Borrower's assets. Senior and junior subordinated debt is collectively referred to in this Prospectus as "junior debt securities." Senior Loans generally are secured by specific collateral, which may include guarantees from affiliates of the Borrower.

To the extent that the Fund invests a portion of its assets in Senior Loans that are not secured by specific collateral, the Fund will not enjoy the benefits associated with collateralization with respect to such Senior Loans and such Senior Loans may pose a greater risk of nonpayment of interest or loss of principal than do collateralized Senior Loans. As discussed below, the Fund may also acquire warrants, equity securities and junior debt securities issued by the Borrower or its affiliates as part of a package of investments in the Borrower or its affiliates. Warrants, equity securities, and junior debt securities will not be treated as Senior Loans and thus assets invested in such securities will not count toward the 80% of the Fund's net assets (plus any borrowings for investment purposes) that normally will be invested in Senior Loans. The Fund may acquire interests in warrants, other equity securities or junior debt securities through a negotiated restructuring of a Senior Loan or in a bankruptcy proceeding of the Borrower.

In order to borrow money pursuant to a collateralized Senior Loan, a Borrower will typically, for the term of the Senior Loan, pledge as collateral assets, including but not limited to, accounts receivable, inventory, buildings, other real estate, trademarks, franchises and common and preferred stock in its subsidiaries. In addition, in the case of some Senior Loans, there may be additional collateral pledged in the form of guarantees by and/or securities of affiliates of the Borrowers. In instances, a collateralized Senior Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that are not readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower's obligations under a Senior Loan. Similarly, in the event of bankruptcy proceedings involving the Borrower, the Lenders may be delayed or prevented from liquidating collateral or may choose not to do so as part of their participation in a plan of reorganization of the Borrower.


Loan Agreements may also include various restrictive covenants designed to limit the activities of the Borrower in an effort to protect the right of the Lenders to receive timely payments of interest on and repayment of principal of the Senior Loans. Restrictive covenants may include mandatory prepayment provisions related to excess cash flows and typically include restrictions on dividend payments, specific mandatory minimum financial ratios, limits on total debt and other financial tests. Breach of such a covenant, if not waived by the Lenders, is generally an event of default under the applicable Loan Agreement and may give the Lenders the right to accelerate principal and interest payments. The Advisor will consider the terms of restrictive covenants in deciding whether to invest in Senior Loans for the Fund's investment portfolio. When the Fund holds a Participation in a Senior Loan, it may not have the right to vote to waive enforcement of a restrictive covenant breached by a Borrower. Lenders voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Fund and such Lenders will not consider the interests of the Fund in connection with their votes.



Senior Loans in which the Fund will invest generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally are the prime or base lending rate ("Prime Rate") offered by one or more major United States banks or other standard lending rates used by commercial lenders, such as the London Interbank Offered Rate ("LIBOR") or the certificate of deposit ("CD") rate. LIBOR, as provided for in Loan Agreements, is an average of the interest rates quoted by several designated banks as the rates at which such banks would offer to pay interest to major financial institution depositors in the London interbank market on U.S. dollar denominated deposits for a specified period of time. The CD rate, as generally provided for in Loan Agreements, is the average rate paid on large certificates of deposit traded in the secondary market. Senior Loans traditionally have been structured so that Borrowers pay higher premiums when they elect LIBOR, in order to permit Lenders to obtain generally consistent yields on Senior Loans, regardless of whether Borrowers select the LIBOR option or the Prime Rate option. In recent years, however, the differential between the lower LIBOR base rates and the higher Prime Rate base rates prevailing in the commercial bank markets has widened to the point where the higher margins paid by Borrowers for LIBOR pricing options do not currently outweigh the differential between the Prime Rate and the LIBOR rate. Consequently, Borrowers have increasingly selected the LIBOR-based pricing option, resulting in a yield on Senior Loans that is consistently lower than the yield available from the Prime Rate-based pricing option. This trend will significantly limit the ability of the Fund to achieve a net return to shareholders that consistently approximates the average published Prime Rate of leading U.S. banks.

Primary Lender Transactions, Assignments and Participations. The Fund may invest in Participations in Senior Loans, may purchase Assignments of portions of Senior Loans from third parties and may act as one of the group of Primary Lenders. The Fund may invest up to 100% of its assets in Participations. The selling Lenders and other persons interpositioned between such Lenders and the Fund with respect to Participations will likely conduct their principal business activities in the banking, finance and financial services industries. Although, as discussed below, the Fund has taken measures that it believes significantly reduce its exposure to risks associated with Participations, the Fund may be more susceptible than an investment company that does not invest in Participations in Senior Loans to any single economic, political or regulatory occurrence affecting these industries. Persons engaged in these industries may be more susceptible than are persons engaged in some other industries to, among other things, fluctuations in interest rates, changes in the Federal Open Market Committee's monetary policy, governmental regulations concerning such industries and concerning capital raising activities generally and fluctuations in the financial markets generally.


Participation by the Fund in a Lender's portion of a Senior Loan typically will result in the Fund having a contractual relationship only with such Lender, not with the Borrower. As a result, the Fund may have the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and only upon receipt by the Lender of payments from the Borrower. In connection with purchasing Participations, the Fund generally will have no right to enforce compliance by the Borrower with the terms of the Loan Agreement, nor any rights with respect to any funds acquired by other Lenders through set-off against the Borrower, and the Fund may not directly benefit from the collateral supporting the Senior Loan in which it has purchased the Participation. As a result, the Fund may assume the credit risk of both the Borrower and the Lender selling the Participation. In the event of the insolvency of the Lender selling a Participation, the Fund may be treated as a general creditor of the Lender, and may not benefit from any set-off between the Lender and the Borrower. In an effort to minimize such risks, the Fund will only acquire Participations if the Lender selling the Participation, and any other institution interpositioned between the Fund and the Lender, (i) at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's) or, if unrated, determined by the Advisor to be of comparable quality and (ii) has entered into an agreement that provides for the holding of payments on the Senior Loan for the benefit of, or the prompt disbursement of payments to, the Fund. Long-term debt rated BBB by S&P is regarded by S&P as having adequate capacity to pay interest and repay principal and debt rated Baa by Moody's is regarded by Moody's as a medium grade obligation; (i.e., it is neither highly protected nor poorly secured). The Fund ordinarily will purchase a Participation only if, at the time of the purchase, the Fund believes that the party from whom it is purchasing the Participation is retaining an interest in the underlying Senior Loan. In the event that the Fund does not so believe, it will only purchase a Participation if, in addition to the requirements set forth above, the party from whom the Fund is purchasing such Participation (i) is a bank, a member of a national securities exchange or other entity designated in the 1940 Act as qualified to serve as a custodian for a registered investment company and (ii) has been approved as a custodian by the Board of the Fund.


The Fund may also purchase Assignments from Lenders. The purchaser of an Assignment typically succeeds to all the rights and obligations under the Loan Agreement of the assigning Lender and becomes a Lender under the Loan Agreement with the same rights and obligations as the assigning Lender.

When the Fund is a Primary Lender, it will have a direct contractual relationship with the Borrower, may enforce compliance by the Borrower with the terms of the Loan Agreement and may under contractual arrangements among the Lenders have rights with respect to any funds acquired by other Lenders through set-off. A Lender also has full voting and consent rights under the applicable Loan Agreement. Action subject to Lender vote or consent generally requires the vote or consent of the holders of a majority or some greater specified percentage of the outstanding principal amount of the Senior Loan. Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a Senior Loan, or releasing collateral therefor, frequently require the unanimous vote or consent of all Lenders affected. When the Fund is a Primary Lender originating a Senior Loan it may share in a fee paid by the Borrower to the Primary Lenders. The Fund will never act as the Agent, Originator, or principal negotiator or administrator of a Senior Loan.


The Fund will purchase an Assignment or act as a Lender with respect to a syndicated Senior Loan only where the Agent with respect to the Senior Loan at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's) or determined by the Advisor to be of comparable quality.


Loan Agreements typically provide for the termination of the Agent's agency status in the event that it fails to act as required under the relevant Loan Agreement, becomes insolvent, enters FDIC receivership, or if not FDIC insured, enters into bankruptcy. Should an Agent, Lender or any other institution with respect to an Assignment interpositioned between the Fund and the Borrower become insolvent or enter FDIC receivership or bankruptcy, any interest in the Senior Loan of any such interpositioned institution and any loan payment held by any such interpositioned institution for the benefit of the Fund should not be included in the estate of such interpositioned institution. If, however, any such amount were included in such interpositioned institution's estate, the Fund would incur costs and delays in realizing payment or could suffer a loss of principal or interest. In such event, the Fund could experience a decrease in net asset value.

Portfolio Maturity. The Fund is not subject to any restrictions with respect to the maturity of Senior Loans held in its portfolio. It is currently anticipated that the Fund's assets invested in Senior Loans will consist of Senior Loans with stated maturities of between three and ten years, inclusive, and with rates of interest that are redetermined either daily, monthly, quarterly, semiannually or annually. Investment in Senior Loans with longer interest rate redetermination periods may increase fluctuations in the Fund's net asset value as a result of changes in interest rates. The Senior Loans in the Fund's investment portfolio will at all times have a dollar-weighted average days to reset until the next interest rate redetermination of 90 days or less. As a result, as short-term interest rates increase, interest payable to the Fund from its investments in Senior Loans should increase, and as short-term interest rates decrease, interest payable to the Fund from its investments in Senior Loans should decrease. The amount of time required to pass before the Fund will realize the effects of changing short-term market interest rates on its portfolio will vary with the dollar-weighted average time until the next interest rate redetermination on the Senior Loans in the investment portfolio. The Fund may utilize the investment practices described in this prospectus to, among other things, shorten the effective interest rate redetermination period of Senior Loans in its portfolio. In such event, the Fund will consider such shortened period to be the interest rate redetermination period of the Senior Loan; provided, however, that the Fund will not invest in Senior Loans that permit the Borrower to select an interest rate redetermination period in excess of one year. Because most Senior Loans in the investment portfolio will be subject to mandatory and/or optional prepayment and there may be significant economic incentives for a Borrower to prepay its loans, prepayments of Senior Loans in the Fund's investment portfolio may occur. Accordingly, the economic maturity of the Fund's investment portfolio invested in Senior Loans may vary substantially from the average stated maturity of the Senior Loans held in the Fund's investment portfolio. As a result of anticipated prepayments from time to time of Senior Loans in the investment portfolio, based on historical experience, the Advisor believes that the economic maturity of the Senior Loans held in its portfolio will be approximately 18-24 months.



Net Asset Value Fluctuation. When prevailing interest rates decline, the value of a portfolio invested in fixed-rate obligations can be expected to rise. Conversely, when prevailing interest rates rise, the value of a portfolio invested in fixed-rate obligations can be expected to decline. Although the Fund's net asset value will vary, the Advisor expects the Fund's policy of acquiring interests in floating or variable rate Senior Loans to minimize fluctuations in net asset value as a result of changes in interest rates. Accordingly, the Advisor expects the value of the investment portfolio to fluctuate significantly less than a portfolio of fixed-rate, longer term obligations as a result of interest rate changes. However, changes in prevailing interest rates can be expected to cause some fluctuation in the Fund's net asset value. In addition to changes in interest rates, various factors, including defaults by or changes in the credit quality of Borrowers, will also affect the Fund's net asset value. A default or serious deterioration in the credit quality of a Borrower could cause a prolonged or permanent decrease in the Fund's net asset value.



Debt Restructuring. The Fund may purchase and retain in its portfolio an interest in a Senior Loan to a Borrower that has filed for protection under the federal bankruptcy laws or has had an involuntary bankruptcy petition filed against it by its creditors. The Advisor's decision to purchase or retain such an interest will depend on its assessment of the suitability of such investment for the Fund, the Borrower's ability to meet debt service on Senior Loan interests, the likely duration, if any, of a lapse in the scheduled repayment of principal, and prevailing interest rates. At times, in connection with the restructuring of a Senior Loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Fund may determine or be required to accept equity securities or junior debt securities in exchange for all or a portion of a Senior Loan interest. Depending upon, among other things, the Advisor's evaluation of the potential value of such securities in relation to the price that could be obtained by the Fund at any given time upon sale thereof, the Fund may determine to hold such securities in its portfolio. Any equity security or junior debt security held by the Fund will not be treated as a Senior Loan and thus will not count toward the 80% of assets that normally will be invested in Senior Loans.



Borrower Credit Ratings. The Fund may invest in the lowest rated loans, but does not intend to invest more than 10% of its assets in Senior Loans rated below B3 or B3 by S&P or Moody's (and unrated Senior Loans considered by the Advisor to be of comparable quality). The Fund may invest a substantial portion of its assets in Senior Loans to Borrowers having outstanding debt securities rated below investment grade by a nationally recognized statistical rating organization (or unrated but of comparable quality to such securities). Debt securities rated below investment grade (or unrated but of comparable quality) commonly are referred to as "junk debt." The Fund will invest only in those Senior Loans with respect to which the Borrower, in the judgment of the Advisor, demonstrates one or more of the following characteristics: sufficient cash flow to service debt; adequate liquidity; successful operating history; strong competitive position; experienced management; and, with respect to collateralized Senior Loans, collateral coverage that equals or exceeds the outstanding principal amount of the Senior Loan. In addition, the Advisor will consider, and may rely in part, on the analyses performed by the Agent and other Lenders, including such persons' determinations with respect to collateral securing a Senior Loan.

Fees. The Fund may be required to pay or may receive various fees and commissions in connection with purchasing, selling and holding interests in Senior Loans. The fees normally paid by Borrowers may include three types: facility fees, commitment fees and prepayment penalties. Facility fees are paid to the Lenders upon origination of a Senior Loan. Commitment fees are paid to Lenders on an ongoing basis based upon the undrawn portion committed by the Lenders of the underlying Senior Loan. Lenders may receive prepayment penalties when a Borrower prepays all or part of a Senior Loan. The Fund will receive these fees directly from the Borrower if the Fund is a Primary Lender, or, in the case of commitment fees and prepayment penalties, if the Fund acquires an interest in a Senior Loan by way of Assignment. Whether or not the Fund receives a facility fee from the Lender in the case of an Assignment, or any fees in the case of a Participation, depends upon negotiations between the Fund and the Lender selling such interests. When the Fund is an assignee, it may be required to pay a fee, or forgo a portion of interest and any fees payable to it, to the Lender selling the Assignment. Occasionally, the assignor will pay a fee to the Fund based on the portion of the principal amount of the Senior Loan that is being assigned. A Lender selling a Participation to the Fund may deduct a portion of the interest and any fees payable to the Fund as an administrative fee prior to payment thereof to the Fund. The Fund may be required to pay over or pass along to a purchaser of an interest in a Senior Loan from the Fund a portion of any fees that the Fund would otherwise be entitled to.


Prepayments. Pursuant to the relevant Loan Agreement, a Borrower may be required, and may have the option at any time, to prepay the principal amount of a Senior Loan, often without incurring a prepayment penalty. In the event that like-yielding loans are not available in the marketplace, the Advisor believes that the prepayment of and subsequent reinvestment by the Fund in Senior Loans could have a materially adverse impact on the yield on the Fund's investment portfolio. Prepayments may have a beneficial impact on income due to receipt of prepayment penalties, if any, and any facility fees earned in connection with reinvestment.


Commitments to Make Additional Payments. A Lender may have obligations pursuant to a Loan Agreement to make additional loans in certain circumstances. Such circumstances may include, without limitation, obligations under revolving credit facilities and facilities that provide for further loans to Borrowers based upon compliance with specified financial requirements. The Fund currently intends to reserve against any such contingent obligation by segregating a sufficient amount of cash, liquid securities and liquid Senior Loans. The Fund will not purchase interests in Senior Loans that would require the Fund to make any such additional loans if the aggregate of such additional loan commitments would exceed 20% of the Fund's total assets or would cause the Fund to fail to meet the diversification requirements set forth under the heading "Investment Restrictions" in the Statement of Additional Information.

Bridge Financing. The Fund may acquire interests in Senior Loans that are designed to provide temporary or "bridge" financing to a Borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. A Borrower's use of a bridge loan involves a risk that the Borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the Borrower's perceived creditworthiness.

Borrowing. The Fund may borrow money in an amount up to 33/1//\\3\\% of the Fund's total assets (after giving effect to the amount borrowed). The Fund may borrow for the purpose of financing long-term investments, obtaining short-term liquidity and for temporary, extraordinary or emergency purposes. To the extent the Fund borrows more money than it has cash or short-term cash equivalents and invests the proceeds in Senior Loans, the Fund will create financial leverage. It will do so only when it expects to be able to invest the proceeds at a higher rate of return than its cost of borrowing.

Other Securities. The Fund will acquire warrants, equity securities and junior debt securities only as are incident to the purchase or intended purchase of interests in collateralized Senior Loans. The Fund generally will acquire interests in warrants, equity securities and junior debt securities only when the Advisor believes that the relative value being given by the Fund in exchange for such interests is substantially outweighed by the potential value of such instruments. Investment in warrants, equity securities and junior debt securities entail risks in addition to those associated with investments in Senior Loans. Warrants and equity securities have a subordinate claim on a Borrower's assets as compared with debt securities, and junior debt securities have a subordinate claim on such assets as compared with Senior Loans. As such, the values of warrants and equity securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may have an adverse impact on the ability of the Fund to minimize fluctuations in its net asset value. (See "Principal Risks.")


Defensive Investment Policy. If the Advisor determines that market conditions temporarily warrant a defensive investment policy, the Fund may (but is not required to) invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash and high quality, short-term debt securities. The Fund may also lend its portfolio securities to other parties and may enter into repurchase and reverse repurchase agreements for securities. For further discussion of the Fund's investment objective and policies and its investment practices and the associated considerations, see "Other Investment Practices."


Fundamental Restrictions and Policies. The Fund has adopted a number of fundamental investment restrictions and policies which may not be changed unless authorized by a shareholder vote. These are set forth in the Statement of Additional Information. Among these fundamental restrictions, the Fund may not purchase any security if, as a result of the purchase, more than 25% of the Fund's total assets (taken at the time of purchase) would be invested in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries being treated as separate industries for the purpose of this restriction). However, the Fund may invest more than 25% of its total assets in securities the issuer of which is deemed to be in the financial institutions industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. The Fund may not, however, invest more than 25% of its total assets in Senior Loans to Borrowers in the financial services industry and securities of other issuers in the financial services industry. There is no limitation with respect to obligations issued or guaranteed by the U.S. government or any of its agencies or instrumentalities. Except for the fundamental restrictions and policies set forth as such in the Statement of Additional Information, the Fund's investment objective and policies are not fundamental policies and accordingly may be changed by the Board without obtaining the approval of shareholders.

                                PRINCIPAL RISKS
You should consider the following Principal Risks before investing in the Fund. As described below, these risks could cause you to lose money as a result of investing in the Fund. The Fund is a closed-end management investment company. The Fund is designed primarily for long-term investors and not as a trading vehicle.

Non-Payment. Senior Loans, like other corporate debt obligations, are subject to the risk of non-payment of scheduled interest or principal. Non-payment would result in a reduction of income to the Fund, a reduction in the value of the Senior Loan experiencing non-payment and a potential decrease in the net asset value of the Fund. The Fund generally will invest in collateralized Senior Loans only if the Advisor believes the value of the collateral, which may include guarantees, exceeds the principal amount of the Senior Loan at the time of initial investment. However, there can be no assurance that the liquidation of any collateral would satisfy the Borrower's obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. Moreover, as a practical matter, most Borrowers cannot satisfy their debts by selling their assets. Borrowers pay their debts from the cash flow they generate. This is particularly the case for Borrowers that are highly leveraged. Many of the Senior Loans purchased by the Fund will be to highly leveraged Borrowers. If the Borrower's cash flow is insufficient to pay its debts as they come due, the Borrower is far more likely to seek to restructure its debts than it is to sell off assets to pay its Senior Loans. Borrowers may try to restructure their debts either by seeking protection from creditors under Chapter 11 of the federal Bankruptcy Code or negotiating a work out. In the event of bankruptcy of a Borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a Senior Loan. To the extent that a Senior Loan is collateralized by stock in the Borrower or its subsidiaries, such stock may lose all or substantially all of its value in the event of bankruptcy of the Borrower. The Agent generally is responsible for determining that the Lenders have obtained a perfected security interest in the collateral securing the Senior Loan. If a Borrower files for protection from creditors under Chapter 11 of the Bankruptcy Code, the Code will impose an automatic stay that prohibits the Agent from liquidating collateral. The Agent may ask the bankruptcy court to lift the stay. As a practical matter, the court is unlikely to lift the stay if it concludes that the Borrower has a chance to emerge from the reorganization proceedings and the collateral is likely to hold most of its value. If the Lenders have a good security interest, the Senior Loan will be treated as a separate class in the reorganization proceedings and will retain a priority interest in the collateral. Chapter 11 reorganization plans typically are the product of negotiation among the Borrower and the various creditor classes. Successful negotiations may require the Lenders to extend the time for repayment, change the interest rate or accept some consideration in the form of junior debt or equity securities. A work out outside of bankruptcy may produce similar concessions by senior lenders.


Some Senior Loans in which the Fund may invest are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such Senior Loans to current or future indebtedness of the Borrower or take other action detrimental to the holders of Senior Loans, such as the Fund, including, under certain circumstances, invalidating such Senior Loans. Lenders commonly have obligations pursuant to the Loan Agreement, which may include the obligation to make additional loans or release collateral.

Below Investment Grade Securities. Securities rated below investment grade are commonly referred to as high-yield debt or "junk debt." They are regarded as predominantly speculative with respect to the issuing company's continuing ability to meet principal and interest payments. The prices of high-yield securities have been found to be less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic downturns or individual corporate developments. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in the prices of high-yield securities.

The secondary market in which high-yield securities are traded is generally less liquid than the market for higher-grade debt. Less liquidity in the secondary trading market could adversely affect the price at which the Fund could sell a high-yield Senior Loan, and could adversely affect the net asset value of the Fund's shares. At times of less liquidity, it may be more difficult to value high-yield Senior Loans because this valuation may require more research, and elements of judgment may play a greater role in the valuation since there is less reliable, objective data available.

Investments in high-yield Senior Loans may result in greater net asset value fluctuation than if the Fund did not make such investments.


There is no limit on the percentage of assets that may be invested in Senior Loans and other securities that are rated below investment grade or that are unrated but of comparable quality, although the Fund does not intend to invest more than 10% of its assets in Senior Loans rated below B- or B3 by S&P or Moody's (and unrated Senior Loans considered by the Advisor to be of comparable quality).



Restrictions on Resale. Senior Loans, at present, generally are not readily marketable and may be subject to restrictions on resale. Interests in Senior Loans generally are not listed on any national securities exchange or automated quotation system and no active market may exist for many of the Senior Loans in which the Fund may invest. To the extent that a secondary market may exist for the Senior Loans in which the Fund invests, such market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The Fund has no limitation on the amount of its assets that may be invested in Senior Loans that are not readily marketable or are subject to restrictions on resale. Because a substantial portion of the Fund's assets may be invested in Senior Loan interests, the ability of the Fund to dispose of its investments in a timely fashion and at a fair price may be restricted, and the Fund and shareholders may suffer capital losses as a result. However, many of the Senior Loans in which the Fund expects to purchase interests are of a relatively large principal amount and are held by a relatively large number of owners which should, in the Advisor's opinion, enhance the relative liquidity of such interests. The risks associated with illiquidity are particularly acute in situations where the Fund's operations require cash, such as when the Fund makes a Repurchase Offer for its shares, and may result in borrowing to meet short-term cash requirements.


Borrowing. The Fund is authorized to borrow money in an amount up to 33 1/3% of the Fund's total assets (after giving effect to the amount borrowed). The Fund is authorized to borrow money for the purpose of financing long-term investments, obtaining short-term liquidity in connection with quarterly repurchase offers and for temporary, extraordinary or emergency purposes. The use of leverage for investment purposes creates opportunities for greater total returns but at the same time involves risks. Any investment income or gains earned with respect to the amounts borrowed, which is in excess of the interest which is due on the borrowing, will augment the Fund's income. Conversely, if the investment performance with respect to the amounts borrowed fails to cover the interest on such borrowings, the value of the Fund's shares may decrease more quickly than would otherwise be the case and dividends on the shares would be reduced or eliminated. Interest payments and fees incurred in connection with such borrowings will reduce the amount of net income available for payment to the holders of Shares.

Repurchase Offer Risks. The Fund, as a fundamental policy, will make quarterly repurchases for 5% to 25% of shares outstanding at net asset value. (See "Periodic Repurchase Offers" below for more information.) However, the Fund's shares are less liquid than shares of funds that trade on a stock exchange, and Class B and Class C shareholders who offer for repurchase shares held for less than five years and one year, respectively, will pay an EWC. (See "How to Buy Shares.") Under limited circumstances, the Fund may suspend or postpone a quarterly repurchase offer--the Fund must meet regulatory requirements to do so. There is no guarantee that shareholders will be able to sell all of their shares that they desire to sell in a quarterly repurchase offer.

Closed-End Fund Risks. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list its shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the shares and the shares should be considered illiquid. The shares are, therefore, not readily marketable. The shares of closed-end investment companies often trade at a discount from their net asset values and, in the unlikely event that a secondary market for the shares were to develop, the shares likewise may trade at a discount from net asset value.


Legislation; Restrictions. To the extent that legislation or state or federal regulators impose additional requirements or restrictions with respect to the ability of financial institutions to make loans in connection with highly leveraged transactions, the availability of Senior Loan interests for investment by the Fund may be adversely affected. In addition, such requirements or restrictions may reduce or eliminate sources of financing for affected Borrowers. Further, to the extent that legislation or federal or state regulators require such institutions to dispose of Senior Loan interests relating to highly leveraged transactions or subject such Senior Loan interests to increased regulatory scrutiny, such financial institutions may determine to sell Senior Loan interests in a manner that results in a price that, in the opinion of the Advisor, is not indicative of fair value. Were the Fund to attempt to sell a Senior Loan interest at a time when a financial institution was engaging in such a sale with respect to the Senior Loan interest, the price at which the Fund could consummate such a sale might be adversely affected.


Financial Services Industry Concentration. The financial services industries are subject to extensive government regulation which can limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively affect the financial services industries. Insurance companies can be subject to severe price competition. The financial services industries are currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear. For instance, recent business combinations have included insurance, finance, and securities brokerage under single ownership. Some primarily retail corporations have expanded into the securities and insurance industries. Moreover, the federal laws generally separating commercial and investment banking have been repealed.

Prepayment Risk. Borrowers may pay back principal before the scheduled due date. Borrowers may find it advantageous to prepay principal due to a decline in interest rates or an excess in cash flow. Such prepayments may require the Fund to replace a Senior Loan with a lower-yielding security. This may adversely affect the net asset value of the Fund's shares.


Limited Information. The types of Senior Loans in which the Fund will invest historically have not been rated by a nationally recognized statistical rating organization, have not been registered with the SEC or any state securities commission, and have not been listed on any national securities exchange. Although the Fund will generally have access to financial and other information made available to the Lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for rated, registered or exchange listed securities. As a result, the performance of the Fund and its ability to meet its investment objective is more dependent on the analytical ability of the Advisor than would be the case for an investment company that invests primarily in rated, registered or exchange-listed securities.


Non-Diversification. The Fund has registered as a "non-diversified" investment company so that, subject to its investment restrictions, it will be able to invest more than 5% of the value of its assets in the obligations of any single issuer, including Senior Loans of a single Borrower or Participations purchased from a single Lender. (See "Investment Restrictions" in the Statement of Additional Information.) The Fund does not intend, however, to invest more than 5% of the value of its assets in interests in Senior Loans of a single Borrower, and the Fund intends to limit its investments so as to comply with the diversification requirements imposed by the Internal Revenue Code for qualification as a "regulated investment company." To the extent the Fund invests a relatively high percentage of its assets in obligations of a limited number of issuers, the Fund will be more susceptible than a more widely diversified investment company to the consequences of any single corporate, economic, political or regulatory occurrence.


Ongoing Monitoring. On behalf of the several Lenders, the Agent generally will be required to administer and manage the Senior Loans and, with respect to collateralized Senior Loans, to service or monitor the collateral. In this connection, the valuation of assets pledged as collateral will reflect market value and the Agent may rely on independent appraisals as to the value of specific collateral. The Agent, however, may not obtain an independent appraisal as to the value of assets pledged as collateral in all cases. The Fund normally will rely primarily on the Agent (where the Fund is a Primary Lender or owns an Assignment) or the selling Lender (where the Fund owns a Participation) to collect principal of and interest on a Senior Loan. Furthermore, the Fund usually will rely on the Agent (where the Fund is a Primary Lender or owns an Assignment) or the selling Lender (where the Fund owns a Participation) to monitor compliance by the Borrower with the restrictive covenants in the Loan Agreement and notify the Fund of any adverse change in the Borrower's financial condition or any declaration of insolvency. Collateralized Senior Loans will frequently be secured by all assets of the Borrower that qualify as collateral, which may include common stock of the Borrower or its subsidiaries. Additionally, the terms of the Loan Agreement may require the Borrower to pledge additional collateral to secure the Senior Loan, and enable the Agent, upon proper authorization of the Lenders, to take possession of and liquidate the collateral and to distribute the liquidation proceeds pro rata among the Lenders. If the terms of a Senior Loan do not require the Borrower to pledge additional collateral in the event of a decline in the value of the original collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the Borrower's obligations under the Senior Loan. Lenders that have sold Participation interests in such Senior Loan will distribute liquidation proceeds received by the Lenders pro rata among the holders of such Participations. The Advisor will also monitor these aspects of the Fund's investments and, where the Fund is a Primary Lender or owns an Assignment, will be directly involved with the Agent and the other Lenders regarding the exercise of credit remedies.


Investments in Equity Securities. To the extent the Fund invests in equity securities, the value of its portfolio will be affected by changes in the stock markets, which may be the result of domestic or international political or economic news, changes in interest rates, or changing investor sentiment. The stock market can be volatile and stock prices can change substantially. The equity securities of smaller companies are more sensitive to these changes than those of larger companies. This market risk will affect the Fund's net asset value, which will fluctuate as the value of the securities held by the Fund changes. Not all stock prices change uniformly or at the same time and not all stock markets move in the same direction at the same time. Other factors affect a particular stock's prices, such as poor earnings reports by an issuer, loss of major customers, major litigation against an issuer, or changes in governmental regulations affecting an industry. Adverse news affecting one company can sometimes depress the stock prices of all companies in the same industry. Not all factors can be predicted.

Investments in Non-U.S. Issuers. Investment in non-U.S. issuers involves special risks, including that non-U.S. issuers may be subject to less rigorous accounting and reporting requirements than are U.S. issuers, less rigorous regulatory requirements, differing legal systems and laws relating to creditors' rights, the potential inability to enforce legal judgments, and the potential for political, social and economic adversities.

Other Practices. The Fund may use various investment practices that involve special considerations, including engaging in interest rate and other hedging transactions, lending its portfolio securities, entering into when-issued and delayed-delivery transactions and entering into repurchase and reverse repurchase agreements. For further discussion of these practices and associated special considerations, see "Other Investment Practices."


Affiliation Risk. Due to the Advisor's affiliation with Fleet National Bank ("Fleet"), the Fund may be unable to purchase certain loans in which Fleet participates, because of regulatory restrictions. This limitation may prevent the Fund from investing in loans it might otherwise purchase, and could adversely affect the Fund's return. As a result of this restriction, the Fund also may invest a larger portion of its assets than it otherwise would in the secondary loan market, rather than in newly-issued loans. Under certain market conditions, loans purchased in the secondary market may generally be less attractive investments than newly-issued loans.



On October 27, 2003, Bank of America Corporation and FleetBoston Financial Corporation, the parent company of Fleet, announced a definitive agreement to merge. Currently, Bank of America and its affiliates are significantly more active than Fleet in the loan marketplace. If and when that merger is consummated, the restrictions and associated risks described above will apply to loans in which Bank of America or its affiliates participate, either as Agents, underwriters or buyers or sellers in the secondary market, and the number of loans available to the Fund for investment consequently may be further limited.


                          OTHER INVESTMENT PRACTICES

The Advisor may use some or all of the following investment practices when, in its opinion, their use is appropriate. These investment practices involve special risk considerations that are discussed below. Although the Advisor believes that these investment practices may further the investment objective, no assurance can be given that the utilization of these investment practices will achieve that result.


Structured Notes. The Fund may invest up to 10% of its total assets in structured notes, including "total rate of return swaps" with rates of return determined by reference to the total rate of return on one or more loans referenced in such notes. The rate of return on the structured note may be determined by applying a multiplier to the rate of total return on the referenced loan or loans. Application of a multiplier is comparable to the use of financial leverage, a speculative technique. Leverage magnifies the potential for gain and the risk of loss, because a relatively small decline in the value of a referenced loan could result in a relatively large loss in the value of a structured note. Structured notes are treated as Senior Loans for purposes of the Fund's policy of normally investing at least 80% of its net assets (plus any borrowings for investment purposes) in Senior Loans.

Interest Rate Swaps and Other Hedging Transactions. The Fund may enter into various interest rate hedging and risk management transactions. These interest rate hedging and risk management transactions may be considered to involve derivative instruments. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. There are many different types of derivatives with many different uses. The Fund expects to enter into these transactions primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate Senior Loans the Fund owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the investment portfolio. In addition, the Fund may also engage in hedging transactions, including entering into put and call options, to seek to protect the value of its portfolio against declines in net asset value resulting from changes in interest rates or other market changes. Market conditions will determine whether and in what circumstances the Fund would employ any hedging and risk management techniques. The Fund will not engage in any of these transactions for speculative purposes and will use them only as a means to hedge or manage the risks associated with assets held in, or anticipated to be purchased for, the investment portfolio or obligations incurred by the Fund. The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of Senior Loans. The Fund will incur brokerage and other costs in connection with its hedging transactions.

The Fund may enter into interest rate swaps or purchase or sell interest rate caps or floors. The Fund will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Fund with another party of their respective obligations to pay or receive interest; (i.e., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments). For example, the Fund may seek to shorten the effective interest rate redetermination period of a Senior Loan to a Borrower that has selected an interest rate redetermination period of one year. The Fund could exchange the Borrower's obligation to make fixed rate payments for one year for an obligation to make payments that readjust monthly. In such event, the Fund would consider the interest rate redetermination period of such Senior Loan to be the shorter period.

The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The notional principal amount for interest rate caps and floors is the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs. The Fund will not enter into swaps, caps or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Fund.


In circumstances in which the Advisor anticipates that interest rates will decline, the Fund might, for example, enter into an interest rate swap as the floating rate payor or, alternatively, purchase an interest rate floor. In the case of purchasing an interest rate floor, if interest rates declined below the floor rate, the Fund would receive payments from its counterparty which would wholly or partially offset the decrease in the payments it would receive with respect to the portfolio assets being hedged. In the case where the Fund purchases such an interest rate swap, if the floating rate payments fell below the level of the fixed rate payment set in the swap agreement, the Fund's counterparty would pay the Fund amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount. Such payments would offset or partially offset the decrease in the payments the Fund would receive with respect to floating rate portfolio assets being hedged.

The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of Senior Loans depends on the Advisor's ability to predict correctly the direction and extent of movements in interest rates. Although the Advisor believes that use of the hedging and risk management techniques described above will benefit the Fund, if the Advisor's judgment about the direction or extent of the movement in interest rates is incorrect, the Fund's overall performance would be worse than if it had not entered into any such transaction. For example, if the Fund had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Fund would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.



Inasmuch as these hedging transactions are entered into for good-faith risk management purposes, the Advisor and the Fund believe such obligations do not constitute senior securities. The Fund will usually enter into interest rate swaps on a net basis; (i.e., where the two parties make net payments with the Fund receiving or paying, as the case may be, only the net amount of the two payments). The net amount of the excess, if any, of the Fund's obligations over its entitlements with respect to each interest rate swap will be accrued and an amount of cash or liquid securities having an aggregate net asset value at least equal to the accrued excess will be maintained. If the Fund enters into a swap on other than a net basis, the Fund will maintain the full amount of its obligations under each such swap. Accordingly, the Fund does not treat swaps as senior securities. The Fund may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the NYSE or other entities determined to be creditworthy by the Advisor, pursuant to procedures adopted and reviewed on an ongoing basis by the Fund's Board of Trustees. If a default occurs by the other party to such transactions, the Fund will have contractual remedies pursuant to the agreements related to the transaction, but such remedies may be subject to bankruptcy and insolvency laws that could affect the Fund's rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and financial advisors acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations and they are less liquid than swaps. There can be no assurance, however, that the Fund will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms the Advisor believes are advantageous to the Fund. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Fund will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.


New financial products continue to be developed and the Fund may invest in any such products as may be developed to the extent consistent with its investment objective and the regulatory and federal tax requirements applicable to investment companies.

"When-issued" and "Delayed-delivery" Transactions. The Fund may also purchase and sell interests in Senior Loans and other portfolio securities on a "when-issued" and "delayed-delivery" basis. No income accrues to the Fund on such Senior Loans in connection with such purchase transactions prior to the date the Fund actually takes delivery of such Senior Loans. These transactions are subject to market fluctuation; the value of the interests in Senior Loans and other portfolio debt securities at delivery may be more or less than their purchase price, and yields generally available on such Senior Loans when delivery occurs may be higher or lower than yields on the Senior Loans obtained pursuant to such transactions. Because the Fund relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Fund missing the opportunity of obtaining a price or yield considered to be advantageous. When the Fund is the buyer in such a transaction, however, it will maintain cash or liquid securities having an aggregate value equal to the amount of such purchase commitments until payment is made. The Fund will make commitments to purchase such Senior Loans on such basis only with the intention of actually acquiring these Senior Loans, but the Fund may sell such Senior Loans prior to the settlement date if such sale is considered to be advisable. To the extent the Fund engages in "when-issued" and "delayed-delivery" transactions, it will do so for the purpose of acquiring Senior Loans for its investment portfolio consistent with its investment objective and policies and not for the purpose of investment leverage. No specific limitation exists as to the percentage of the Fund's assets that may be used to acquire securities on a "when-issued" or "delayed-delivery" basis.


Repurchase Agreements. The Fund may enter into repurchase agreements (a purchase of, and a simultaneous commitment to resell, a financial instrument at an agreed-upon price on an agreed-upon date) only with member banks of the Federal Reserve System and member firms of the NYSE. When participating in repurchase agreements, the Fund buys securities from a seller (e.g., a bank or brokerage firm) with the agreement that the seller will repurchase the securities at a higher price at a later date. Such transactions afford an opportunity for the Fund to earn a return on available liquid assets at minimal market risk, although the Fund may be subject to various delays and risks of loss if the counterparty is unable to meet its obligation to repurchase. Under the 1940 Act, repurchase agreements are deemed to be collateralized loans of money by the Fund to the counterparty. In evaluating whether to enter into a repurchase agreement, the Advisor will consider carefully the creditworthiness of the counterparty. If the member bank or member firm that is the party to the repurchase agreement petitions for bankruptcy or otherwise becomes subject to the U.S. Bankruptcy Code, the law regarding the rights of the Fund is unsettled. The securities underlying a repurchase agreement will be marked to market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and the Advisor will monitor the value of the collateral. No specific limitation exists as to the percentage of the Fund's assets that may be used to participate in repurchase agreements.


Reverse Repurchase Agreements. The Fund may enter into reverse repurchase agreements with respect to debt obligations that could otherwise be sold by the Fund. A reverse repurchase agreement is an instrument under which the Fund may sell an underlying debt security and simultaneously obtain the commitment of the purchaser (a commercial bank or a broker or dealer) to sell the security back to the Fund at an agreed-upon price on an agreed-upon date. The Fund will maintain cash or liquid securities in an amount sufficient to cover its obligations with respect to reverse repurchase agreements. The Fund receives payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. SEC regulations require either that securities sold by the Fund under a reverse repurchase agreement be segregated pending repurchase or that the proceeds be segregated on the Fund's books and records pending repurchase. Reverse repurchase agreements could involve risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Fund under a reverse repurchase agreement could decline below the price at which the Fund is obligated to repurchase them. Reverse repurchase agreements will be considered borrowings by the Fund and as such would be subject to the restrictions on borrowing described in the Statement of Additional Information under "Investment Restrictions." The Fund will not hold more than 5% of the value of its total assets in reverse repurchase agreements as of the time the agreement is entered into.

                        DISTRIBUTIONS AND INCOME TAXES
Distributions. Income dividends are declared each business day, paid monthly, and confirmed at least quarterly. Capital gains, if any, are distributed at least annually, usually in December. Shares accrue dividends as long as they are issued and outstanding (i.e., from the date the payment for the purchase order is received to the day before the repurchase settles).

Dividend payments are not guaranteed and may vary with each payment. The Fund does not pay "interest" or guarantee any fixed rate of return.

If you do not indicate on your application your preferences for handling distributions, the Fund will automatically reinvest all distributions in additional shares of the Fund. You can choose one of the following options for distributions when you open your account: (1) reinvest all distributions in additional shares of the Fund; (2) reinvest all distributions in shares of another fund; (3) receive dividends in cash and reinvest capital gains; or (4) receive all distributions in cash. Distributions of $10 or less will automatically be reinvested in additional shares. If you elect to receive distributions by check and the check is returned as undeliverable, or if you do not cash a distribution check within six months of the check date, the distribution will be reinvested in additional shares.


The Fund is authorized to borrow money subject to restrictions. (See "How the Fund Invests.") Under the 1940 Act, the Fund may not declare any dividend or other distribution on its shares unless the Fund has, at the time of declaration, asset coverage of at least 300% of its aggregate indebtedness, after deducting the amount of the distribution. This limitation may impair the Fund's ability to maintain its qualification for taxation as a regulated investment company.


Income Taxes. The Fund intends to satisfy those requirements relating to the sources of its income, the distribution of its income, and the diversification of its assets necessary to qualify for the special tax treatment afforded to regulated investment companies under the Internal Revenue Code (the "Code") and thereby be relieved of federal income or excise taxes to the extent that it distributes its net investment income and net realized capital gains to shareholders in accordance with the timing requirements imposed by the Code. For a detailed discussion of tax issues pertaining to the Fund, see "Additional Income Tax Considerations" in the Statement of Additional Information.


Your distributions will be taxable to you, under income tax law, whether received in cash or reinvested in additional shares. For federal income tax purposes, any distribution that is paid in January but was declared in October, November or December of the prior calendar year is deemed paid on December 31 in the prior calendar year.



You will be subject to federal income tax at ordinary rates on income dividends and distributions of net short-term capital gains, unless such dividends are "qualified dividend income" (as defined in the Internal Revenue Code) eligible for a reduced rate of tax. Distributions of net long-term capital gains will be taxable to you as long-term capital gains regardless of the length of time you have held your shares.


You will be advised annually as to the source of distributions for tax purposes. If you are not subject to tax on your income, you will not be required to pay tax on these amounts.

A shareholder who, pursuant to a Repurchase Offer, offers all of his or her shares for repurchase (and is not considered to own any other shares pursuant to attribution rules contained in the Code) may realize a taxable gain or loss depending upon the shareholder's basis in the shares. Such gain or loss realized on the disposition of shares (whether pursuant to a Repurchase Offer or in connection with a sale or other taxable disposition of shares in a secondary market) generally will be treated as long-term capital gain or loss if the shares have been held as a capital asset for more than one year and as short-term capital gain or loss if held as a capital asset for one year or less. If shares are sold at a loss after being held for six months or less, the loss will be treated as long-term instead of short-term capital loss to the extent of any capital gain distributions received on those shares. All or a portion of any loss realized on a sale or exchange of shares of the Fund will be disallowed if the shareholder acquires other shares of the Fund within 30 days before or after the disposition. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.


Different tax consequences may apply to shareholders whose shares are repurchased (other than shareholders who do not offer all of their shares for repurchase described in the previous paragraph) and to shareholders who do not offer their shares for repurchase in connection with the Repurchase Offer. For example, if a shareholder offers for repurchase fewer than all his shares, the proceeds received could be treated as a taxable dividend, a return of capital, or capital gain depending on the portion of shares repurchased, the Fund's earnings and profits, and the shareholder's basis in the repurchased shares. Moreover, when fewer than all shares owned by a shareholder are repurchased pursuant to a Repurchase Offer, there is a remote possibility that shareholders whose shares are not repurchased may be considered to have received a deemed distribution that is taxable to them in whole or in part. You may wish to consult your tax advisor prior to offering your shares for repurchase.

Backup Withholding. The Fund may be required to withhold federal income tax ("backup withholding") from certain payments to a shareholder, generally distribution payments and redemption proceeds. Backup withholding may be required if:
..  the shareholder fails to furnish its properly certified Social Security or other tax identification number;
.. the shareholder fails to certify that its tax identification number is correct or that it is not subject to backup withholding due to the underreporting of certain income;
.. the Internal Revenue Service ("IRS") informs the Fund that the shareholder's tax identification number is incorrect.

These certifications are contained in the application that you should complete and return when you open an account. The Fund must promptly pay to the IRS all amounts withheld. Therefore, it is usually not possible for the Fund to reimburse you for amounts withheld. You may, however, claim the amount withheld as a credit on your federal income tax return.

The federal income tax discussion set forth above is for general information only. Prospective investors should consult their advisors regarding the specific federal and state tax consequences of purchasing, holding and disposing of shares, as well as the effects of other state, local and foreign tax laws and any proposed tax law changes.

                            MANAGEMENT OF THE FUND

Board of Trustees and Investment Advisor. The Board of Trustees of the Fund has overall management responsibility for the Fund. See "Management" in the Statement of Additional Information for the names of and other information about the trustees and officers of the Fund.





Columbia Management Advisors, Inc. (the "Advisor"), located at 100 Federal Street, Boston, Massachusetts 02110, is the Fund's investment advisor. The Advisor is responsible for the Fund's management, subject to oversight by the Fund's Board of Trustees. In its duties as investment advisor, the Advisor runs the Fund's day-to-day business, including placing all orders for the purchase and sale of the Fund's portfolio securities. The Advisor is a direct wholly owned subsidiary of Columbia Management Group, Inc. ("Columbia Management"), which is an indirect wholly owned subsidiary of FleetBoston Financial Corporation. The Advisor, a registered investment advisor, has been an investment advisor since 1969.



On April 1, 2003, several advisory subsidiaries of Columbia Management, including Stein Roe & Farnham Incorporated ("Stein Roe"), merged into the Advisor (which previously had been known as Columbia Management Company). Before April 1, 2003, Stein Roe was the investment advisor to the Fund. As a result of the merger, the Advisor is now the investment advisor to the Fund.





Fees and Expenses. The Advisor provides portfolio management services to the Fund for a monthly management fee, computed and accrued daily, based on an annual rate of 0.45% of Average Daily Managed Assets of the Fund for the first $1 billion, 0.40% of Average Daily Managed Assets of the Fund for the next
$1 billion and 0.35% of Average Daily Managed Assets of the Fund for over $2 billion, and provides administrative services to the Fund for a monthly fee, computed and accrued daily, based on an annual rate of 0.20% of Average Daily Managed Assets of the Fund. "Average Daily Managed Assets" of the Fund means the average daily value of the total assets of the Fund less all accrued liabilities of the Fund (other than the aggregate amount of any outstanding borrowings constituting financial leverage).



Because the fee paid to the Advisor will be calculated on the basis of the Fund's managed assets, which include the proceeds of leverage, the dollar amount of the fees paid by the Fund to the Advisor will be higher (and the Advisor will be benefited to that extent) when leverage is utilized. The Advisor will utilize leverage only if it would result in a net benefit to the Fund shareholders after taking into account the higher fees and expenses associated with leverage (including higher management and administration fees).



The Advisor provides office space and executive and other personnel to the Fund and bears any sales or promotional expenses. The Fund pays all expenses other than those paid by the Advisor, including but not limited to printing and postage charges, securities registration and custodian fees, and expenses incidental to its organization.



Portfolio Managers. Brian W. Good and James R. Fellows, senior vice presidents of the Advisor, are primarily responsible for the day-to-day management of the Fund, and have been since the Fund commenced operations. Mr. Fellows and Mr. Good have been employed by the Advisor or its predecessor since April 1998.



Transfer Agent. Columbia Funds Services, Inc. ("Transfer Agent"), P.O. Box 8081, Boston, MA 02266-8081, an indirect wholly owned subsidiary of FleetBoston Financial Corporation, is the agent of the Fund for the transfer of shares, disbursement of dividends, and maintenance of shareholder accounting records.



Distributor. Fund shares are offered for sale through Columbia Funds Distributor, Inc. ("Distributor"), One Financial Center, Boston, MA 02111-2621. The Distributor is a subsidiary of the Advisor, an indirect wholly owned subsidiary of FleetBoston Financial Corporation.



Custodian. State Street Corporation ("Custodian"), 2 Avenue De Lafayette, Boston, MA 02111-2900, is the custodian of the Fund. The Custodian, among other things, attends to the collection of principal and income and payment for and collection of proceeds of securities and other investments bought and sold.

                               HOW TO BUY SHARES

Your financial advisor can help you establish an appropriate investment portfolio, buy shares, and monitor your investments. When the Fund receives your purchase request in "good form," your shares will be bought at the next calculated net asset value. "Good form" means that you placed your order with your financial advisor or your payment has been received and your application is complete, including all necessary signatures. The USA Patriot Act may require us to obtain certain personal information from you which we will use to verify your identity. If you do not provide the information, we may not be able to open your account. If we are unable to verify your customer information, we reserve the right to close your account or take such other steps as we deem reasonable.


Outlined below are various options for buying shares:


 Method             Instructions
 Through your       Your financial advisor can help you establish your
 financial advisor  account and buy Fund shares on your behalf. To receive the current trading day's price, your financial advisor
                    must receive your request prior to the close of regular
                    trading on the NYSE, usually 4:00 p.m. Eastern time. Your
                    financial advisor may charge you fees for executing the
                    purchase for you.
 -----------------------------------------------------------------------------
 By check           For new accounts, send a completed application and check
 (new account)      made payable to the Fund to the transfer agent, Columbia
                    Funds Services, Inc., P.O. Box 8081, Boston, MA
                    02266-8081.
 -----------------------------------------------------------------------------
 By check           For existing accounts, fill out and return the additional
 (existing account) investment stub included in your account statement, or send a letter of instruction including your Fund name and
                    account number with a check made payable to the Fund to
                    Columbia Funds Services, Inc., P.O. Box 8081, Boston, MA
                    02266-8081.
 -----------------------------------------------------------------------------
 By exchange        You or your financial advisor may acquire shares of the
                    Fund for your account by exchanging shares you own in a
                    different fund distributed by Columbia Funds Distributor,
                    Inc. for shares of the same class of the Fund at no
                    additional cost. There may be an additional charge if
                    exchanging from a money market fund. To exchange by
                    telephone, call 1-800-422-3737.
 -----------------------------------------------------------------------------
 By wire            You may purchase shares of the Fund by wiring money from
                    your bank account to your Fund account. To wire funds to
                    your Fund account, call 1-800-422-3737 for wiring
                    instructions.
 -----------------------------------------------------------------------------
 By electronic      You may purchase shares of the Fund by electronically
 funds transfer     transferring money from your bank account to your Fund
                    account by calling 1-800-422-3737. An electronic funds
                    transfer may take up to two business days to settle and
                    be considered in "good form." You must set up this
                    feature prior to your telephone request. Be sure to
                    complete the appropriate section of the application.
 -----------------------------------------------------------------------------
 Automatic          You may make monthly or quarterly investments
 investment plan    automatically from your bank account to your Fund
                    account. You may select a pre-authorized amount to be
                    sent via electronic funds transfer. Be sure to complete
                    the appropriate section of the application.
 -----------------------------------------------------------------------------
 Automated dollar   You may purchase shares of the Fund for your account by
 cost averaging     exchanging $100 or more each month from another fund for
                    shares of the same class of the Fund at no additional
                    cost. You must have a current balance of at least $5,000
                    in the fund the money is coming from. Exchanges will
                    continue so long as your fund balance is sufficient to
                    complete the transfers. You may terminate your program or
                    change the amount of the exchange (subject to the $100
                    minimum) by calling 1-800-345-6611. Be sure to complete
                    the appropriate section of the account application for
                    this feature.
 -----------------------------------------------------------------------------
 By dividend        You may automatically invest dividends distributed by
 diversification    another fund into the same class of shares of the Fund at
                    no additional sales charge. To invest your dividends in
                    the Fund, call 1-800-345-6611.


Investment Minimums

           Initial Investment................................ $2,500
           Subsequent Investments............................    $50
           Automatic Investment Plan.........................    $50
           Retirement Plan...................................    $25

The Fund reserves the right to change the investment minimums. The Fund also reserves the right to refuse a purchase order for any reason, including if it believes that doing so would be in the best interest of the Fund and its shareholders.

                            MULTIPLE SHARE CLASSES

Choosing a Share Class. The Fund offers three classes of shares in this Prospectus--Class A, B and C. Each share class has its own sales charge and expense structure. Determining which share class is best for you depends on the dollar amount you are investing and the number of years for which you are willing to invest. Purchases of $1 million or more can be made only in Class A shares. Based on your personal situation, your financial advisor can help you decide which class of shares makes the most sense for you. The Fund also offers an additional class of shares, Class Z shares, exclusively to certain institutional and other eligible investors. Class Z shares are made available through a separate prospectus provided to eligible institutional and other investors.


Sales Charges. You may be subject to an initial sales charge when you purchase or an EWC when you offer your shares for repurchase. These sales charges are described below. In certain circumstances, the sales charges may be waived, as described below and in the Statement of Additional Information.


Class A Shares. Your purchases of Class A shares are made at the public offering price for these shares. This price includes a sales charge that is based on the amount of your initial investment when you open your account. The sales charge you pay on an additional investment is based on the amount of your additional purchase and the current value of your account. Shares you purchase with reinvested dividends or other distributions are not subject to a sales charge. A portion of the sales charge is paid as a commission to your financial advisor on the sale of Class A shares. The amount of the sales charge differs depending on the amount you invest as shown in the table below.



                                       As a % of             % of offering
                                       the public As a % of  price paid to
                                        offering   your net    financial
      Amount invested                    price    investment    advisor
      Less than $100,000                  3.50       3.63        3.25
      $100,000 to less than $500,000      2.25       2.30        2.00
      $500,000 to less than $1,000,000    1.25       1.27        1.00
      $1,000,000 or more*                 0.00       0.00        0.00

--------

* Class A shares bought without an initial sales charge in accounts aggregating $1 million to $25 million at the time of purchase are subject to a 1.00% EWC if the shares are sold within 18 months of the time of purchase. Subsequent Class A share purchases that bring your account value above $1 million (but less than $25 million) are subject to an EWC if redeemed within 18 months of the date of purchase. The 18-month period begins on the first day of the month in which the purchase was made. The EWC does not apply to retirement plans purchased through a fee-based program.



Class A Shares. For Class A share purchases of $1 million or more, financial advisors receive a cumulative commission from the Distributor as follows:



                Amount purchased                    Commission %
                Less than $3 million                    1.00
                $3 million to less than $5 million      0.80
                $5 million to less than $25 million     0.50
                $25 million or more                     0.25

--------
The commission to financial advisors for Class A share purchases of $25 million or more is paid over 12 months but only to the extent the shares remain outstanding.

For Class A share purchases by participants in certain group retirement plans offered through a fee-based program, financial advisors receive a 1.00% commission from the Distributor on all purchases of less than $3 million.

Reduced Sales Charges for Larger Investments. You may pay a lower sales charge when purchasing Class A shares through Rights of Accumulation. If the combined value of the Fund accounts in all classes maintained by you, your spouse or your minor children, together with the value of your current purchase, reaches a sales charge discount level (according to the above chart), your current purchase will receive the lower sales charge; provided that you have notified your financial advisor in writing of the identity of such other accounts and your relationship to the other account holders. You may also pay a lower sales charge when purchasing Class A shares by signing a Statement of Intent within 90 days of your purchase. By doing so, you would be able to pay the lower sales charge on all purchases by agreeing to invest a total of at least $100,000 within 13 months. If your Statement of Intent purchases are not completed within 13 months, you will be charged the applicable sales charge on the amount you invested to that date. In addition, certain investors may purchase shares at a reduced sales charge or net asset value, which is the value of a fund share excluding any sales charges. See the Statement of Additional Information for a description of these situations. Upon request, a Statement of Intent may be backdated to reflect purchases within 90 days.



Class B Shares. Your purchases of Class B shares are at Class B's net asset value. Class B shares have no front-end sales charge, but they do carry an EWC that is imposed only on shares sold prior to the elimination of the EWC as shown in the chart below. The EWC generally declines each year and eventually disappears over time. Class B shares automatically convert to Class A shares after eight years. The Distributor pays your financial advisor an up-front commission of 3.25% on sales of Class B shares.


                                                          % deducted when
       Holding period after purchase                      shares are sold
       Through first year                                      3.25
       Through second year                                     3.00
       Through third year                                      2.00
       Through fourth year                                     1.50
       Through fifth year                                      1.00
       Longer than five years                                  0.00


Class C Shares. Your purchases of Class C shares are at Class C's net asset value. Although Class C shares have no front-end sales charge, they carry an EWC of 1.00% that is applied to shares sold within the first year after they are purchased. After holding shares for one year, you may sell them at any time without paying an EWC. Class C shares do not convert into Class A shares. The Distributor pays your financial advisor an up-front commission of 1.00% on sales of Class C shares.


Distribution and Service Fees. In addition to an EWC, each class of shares is authorized under a distribution plan ("Plan") to use the assets attributable to a class to finance activities relating to the distribution of shares to investors. These include marketing and other activities to support the distribution of the Class A, B, and C shares and the services provided to you by your financial advisor. The Plan was approved and reviewed in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act to permit it to have a multi-class structure, EWCs and distribution and service fees.

Under the Plan, distribution and service fees paid by the Fund to the Distributor may equal up to an annual rate of 0.35% of average daily net assets attributable to Class A shares, 0.70% of average daily net assets attributable to Class B shares, and 0.85% of average daily net assets attributable to Class C shares, respectively. The Distributor may pay all or a portion of these fees to broker-dealers or financial advisors whose clients own shares of the Fund. Since the distribution and service fees are payable regardless of the Distributor's expenses, the Distributor may realize a profit from the fees. The Plan authorizes any other payments by the Fund to the Distributor and its affiliates to the extent that such payments might be construed to be indirect financing of the distribution of Fund shares.


The trustees believe that the Plan could be a significant factor in the growth and retention of Fund assets resulting in a more advantageous expense ratio and increased investment flexibility which could benefit each class of Fund shareholders. The Plan will continue in effect from year to year so long as continuance is specifically approved at least annually by a vote of the trustees, including the trustees who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan ("Independent Trustees"), cast in person at a meeting called for the purpose of voting on the Plan. The Plan may not be amended to increase the fee materially without approval by a vote of a majority of the outstanding voting securities of the relevant class of shares and all material amendments of the Plan must be approved by the trustees in the manner provided in the foregoing sentence. The Plan may be terminated at any time by a vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of the relevant class of shares. The continuance of the Plan will only be effective if the selection and nomination of the Independent Trustees is effected by such Independent Trustees.


Early Withdrawal Charges ("EWCs"). As described above, certain investments in Class A, B and C shares are subject to an EWC. You will pay the EWC only on shares you offer for repurchase within the prescribed amount of time after purchase. The EWC generally declines each year until there is no charge for shares repurchased. The EWC is applied to the net asset value at the time of purchase or repurchase, whichever is lower. For purposes of calculating the EWC, the start of the holding period is the first day of the month in which the purchase was made. Shares you purchase with reinvested dividends or capital gains are not subject to an EWC. When shares are repurchased, the Fund will automatically repurchase those shares not subject to an EWC and then those you have held the longest. This policy helps reduce and possibly eliminate the potential impact of the EWC. In certain circumstances, EWCs may be waived, as described in the Statement of Additional Information.



Conversion Feature. Class B shares will automatically convert to Class A shares after eight years and after that date, converted shares will no longer be subject to the distribution fees applicable to Class B shares. Conversion will be on the basis of the relative net asset values per share, without the imposition of any sales charge, fee or other charge. The purpose of the conversion feature is to relieve the holders of Class B shares from asset-based distribution expenses applicable to such shares at such time as the Class B shares have been outstanding for a duration sufficient for the Distributor to have been substantially compensated for distribution-related expenses incurred in connection with those shares.



How to Exchange Shares. Shareholders of the Fund whose shares are repurchased during a Repurchase Offer may exchange those shares for shares of the same share class (and in some cases, certain other classes) of another fund distributed by Columbia Funds Distributor, Inc. at net asset value. Fund shareholders will not be able to participate in this exchange privilege at any time other than in connection with a Repurchase Offer. If your shares are subject to an EWC, you will not be charged an EWC upon the exchange. However, when you sell the shares acquired through the exchange, the shares sold may be subject to a CDSC (a CDSC is the deferred sales charge applicable to the open-end Columbia Funds) or EWC, depending upon when you originally purchased the shares you are exchanging. For purposes of computing the CDSC or EWC, the length of time you have owned your shares will be computed from the date of your original purchase and the applicable CDSC or EWC will be the EWC of the original fund.



Unless your account is part of a tax-deferred retirement plan, an exchange is a taxable event, and you may realize a gain or a loss for tax purposes. The Fund may terminate your exchange privilege if the Advisor determines that your exchange activity is likely to adversely impact its ability to manage the Fund. To exchange by telephone, call 1-800-422-3737. Please have your account and taxpayer identification number available when calling.


                          PERIODIC REPURCHASE OFFERS
The Board has adopted share repurchase policies as fundamental policies. Those policies, which may not be changed without the vote of the holders of a majority of the Fund's outstanding voting securities, provide that each calendar quarter, the Fund intends to make a Repurchase Offer to repurchase a portion of the outstanding shares from shareholders who request repurchases. The price of the repurchases of shares normally will be the net asset value per share determined as of the close of business (4 p.m., Eastern time) on the date the Repurchase Offer ends or within a maximum of 14 days after the Repurchase Offer ends as described below.

Repurchase Procedure. At the beginning of each Repurchase Offer, shareholders will be notified in writing about the Repurchase Offer, how they may request that the Fund repurchase their shares and the deadline for shareholders to provide their repurchase requests to the Distributor (the "Repurchase Request Deadline"), which is the date the Repurchase Offer ends. The time between the notification of the shareholders and the Repurchase Request Deadline may vary from no more than six weeks to no less than three weeks. For each Repurchase Offer, it is anticipated that each Repurchase Request Deadline will be on the 15th day in each of the months of February, May, August and November, or, if the 15th day is not a business day, the next business day. The repurchase price of the shares will be the net asset value as of the close of regular trading on the NYSE on the date on which the repurchase price of shares will be determined (the "Repurchase Pricing Date"). It is anticipated that normally the Repurchase Pricing Date will be the same date as the Repurchase Request Deadline, and if so, the Repurchase Request Deadline will be set for a time no later than the close of regular trading on the NYSE on such date. The Fund has determined that the Repurchase Pricing Date may occur no later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day.

The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act and other pertinent laws. Shares offered for repurchase by shareholders by any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds will be paid to shareholders in cash within seven days after each Repurchase Pricing Date. The end of the seven days is referred to as the "Repurchase Payment Deadline."

Repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested, which may reduce returns. Moreover, diminution in the size of the Fund through repurchases without offsetting new sales may result in untimely sales of Senior Loans and a higher expense ratio and may limit the ability of the Fund to participate in new investment opportunities. The Fund may borrow to meet repurchase obligations, which entails risks and costs (see "Borrowing"). The Fund may also sell Senior Loans to meet repurchase obligations which may adversely affect the market for Senior Loans and reduce the Fund's value.

Repurchase Amounts. The Fund's Board of Trustees, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the "Repurchase Offer Amount") for a given Repurchase Request Deadline. However, the Repurchase Offer Amount will be at least 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.

If shareholders offer for repurchase more than the Repurchase Offer Amount for a given Repurchase Offer, the Fund may repurchase an additional amount of shares of up to 2% of the shares outstanding on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if the Fund determines to repurchase the additional 2% of the shares outstanding, but Fund shareholders offer shares for repurchase in excess of that amount, the Fund will repurchase the shares on a pro rata basis. The Fund may, however, accept all shares offered for repurchase by shareholders who own less than 100 shares and who offer all their shares, before accepting on a pro rata basis shares offered by other shareholders. In the event there is an oversubscription of a Repurchase Offer, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund at net asset value during the Repurchase Offer.

Notices to Shareholders. Notice of each quarterly Repurchase Offer (and any additional discretionary repurchase offers) will be given to each beneficial owner of shares between 21 and 42 days before each Repurchase Request Deadline. The notice will contain information shareholders should consider in deciding whether or not to offer their shares for repurchase. The notice will also include detailed instructions on how to offer shares for repurchase. The notice will state the Repurchase Offer Amount. The notice will also identify the dates of the Repurchase Request Deadline, scheduled Repurchase Pricing Date, and scheduled Repurchase Payment Deadline. The notice will describe the risk of fluctuation in the net asset value between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the Fund may use an earlier Repurchase Pricing Date than the scheduled Repurchase Pricing Date (if the scheduled Repurchase Pricing Date is not the Repurchase Request Deadline). The notice will describe (i) the procedures for shareholders to offer their shares for repurchase, (ii) the procedures for the Fund to repurchase shares on a pro rata basis, (iii) the circumstances in which the Fund may suspend or postpone a Repurchase Offer, and (iv) the procedures that will enable shareholders to withdraw or modify their offers of shares for repurchase until the Repurchase Request Deadline. The notice will set forth the net asset value of the shares to be repurchased no more than seven days before the date of notification, and how shareholders may ascertain the net asset value after the notification date.

Repurchase Price. The current net asset value of the shares is computed daily. The Fund's Board of Trustees or committees thereof has determined that the time at which the net asset value will be computed will be as of the close of regular trading on the NYSE. You may call 1-800-426-3750 to learn the net asset value per share. The notice of the Repurchase Offer will also provide information concerning the net asset value per share, such as the net asset value as of a recent date or a sampling of recent net asset values, and a toll-free number for information regarding the Repurchase Offer.

Suspension or Postponement of Repurchase Offer. The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Internal Revenue Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements. The Fund must maintain liquid assets equal to their Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of their respective net assets equal to at least 100% of the Repurchase Offer Amount consists of assets (a) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline; or (b) that mature by the Repurchase Payment Deadline.

The Board of the Fund has adopted procedures that are reasonably designed to ensure that the assets are sufficiently liquid so that the Fund can comply with the Repurchase Offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, their respective Boards will take whatever action they deem appropriate to ensure compliance.

                                NET ASSET VALUE
The purchase or redemption price of shares is generally the net asset value per share except for Class A share purchases at the public offering price. The Fund determines the net asset value of each class of its shares as of the close of regular trading on the NYSE (currently 4 p.m., Eastern time) by dividing the difference between the values of each Class' assets and liabilities by the number of that Class' shares outstanding. Net asset value will not be determined on days when the NYSE is closed unless, in the judgment of the Fund's Board of Trustees, the net asset value should be determined on any such day, in which case the determination will be made at 4 p.m., Eastern time.


The Senior Loans in which the Fund will invest generally are not listed on any securities exchange. Certain Senior Loans are traded by institutional investors in an over-the-counter secondary market for Senior Loan obligations that has developed over the past several years. This secondary market for those Senior Loans generally is comparatively illiquid relative to markets for other income securities and no active trading market exists for many Senior Loans. In determining net asset value, the Fund will utilize the valuations of Senior Loans furnished to the Advisor by an independent third-party pricing service. The pricing service provider has no obligation to provide a valuation for a Senior Loan if it believes that it cannot determine such a valuation. There can be no assurance that the pricing service provider will continue to provide these services or will provide a value for each Senior Loan held by the Fund. However, the Advisor believes that if the pricing service provider declines to continue to act as such for the Fund, or does not provide values for a significant portion of the Senior Loans in the Fund's portfolio, one or more alternative independent third-party pricing service providers will be available to provide comparable services on similar terms.



A pricing service provider typically will value Senior Loans at the mean of the highest bona fide bid and lowest bona fide ask prices when current quotations are readily available. If the Advisor believes that a value provided by a pricing service provider does not represent a fair value as a result of information, specific to that Senior Loan or Borrower or its affiliates, of which the

Advisor believes that the pricing agent may not be aware, the Advisor may in its discretion value the Senior Loan at a fair value subject to procedures approved by the Board and reviewed on a periodic basis, and the Fund will utilize that price instead of the price as determined by the pricing service provider. In addition to such information, the Advisor will consider, among other factors, (i) the creditworthiness of the Borrower and (ii) the current interest rate, the period until next interest rate reset and maturity of such Senior Loan interests in determining a fair value of a Senior Loan. If the pricing service does not provide a value for a Senior Loan or if no pricing service provider is then acting, a value will be determined by the Advisor in the manner described above.



It is expected that the Fund's net asset value will fluctuate as a function of interest rate and credit factors. Although the Fund's net asset value will vary, the Advisor expects the Fund's policy of acquiring interests in floating or variable rate Senior Loans to minimize fluctuations in net asset value as a result of changes in interest rates. Accordingly, the Advisor expects the value of the investment portfolio to fluctuate significantly less than a portfolio of fixed-rate, longer term obligations as a result of interest rate changes. Other long-term debt securities for which market quotations are not readily available are valued at fair value based on valuations provided by pricing services approved by the Fund's Board of Trustees, which may employ electronic data processing techniques, including a matrix system, to determine valuations. The value of interest rate swaps, caps, and floors will be determined in accordance with a formula and then confirmed periodically by obtaining quotations. Short-term debt securities with remaining maturities of 60 days or less are valued at their amortized cost, which does not take into account unrealized gains or losses. The Board believes that the amortized cost represents a fair value for such securities. Short-term debt securities with remaining maturities of more than 60 days for which market quotations are not readily available are valued by use of a matrix prepared by the Advisor based on quotations for comparable securities. Other assets and securities held by the Fund for which these valuation methods do not produce a fair value are valued by a method that the Board believes will determine a fair value.


                            PERFORMANCE INFORMATION
The Fund seeks to provide an effective yield that is higher than other short-term instrument alternatives. From time to time, the Fund may include its current and/or effective yield based on various specific time periods. Yields will fluctuate from time to time and are not necessarily representative of future results.

The current yield is calculated by annualizing the most recent monthly distribution (i.e., multiplying the distribution amount by 365/31 for a 31 day month) and dividing the product by the current maximum offering price. The effective yield is calculated by dividing the current yield by 365/31 and adding 1. The resulting quotient is then taken to the 365/31st power and reduced by 1. The result is the effective yield.

On occasion, the Fund may compare its yield to: (a) LIBOR, quoted daily in The Wall Street Journal; (b) the CD Rate as quoted daily in the Wall Street Journal as the average of top rates paid by major New York banks on primary new issues of negotiable CDs, usually on amounts of $1 million or more; (c) the Prime Rate, quoted daily in The Wall Street Journal as the base rate on corporate loans at large U.S. money center commercial banks; (d) one or more averages compiled by Donoghue's Money Fund Report, a widely recognized independent publication that monitors the performance of money market mutual funds; (e) the average yield reported by the Bank Rate Monitor National Index(TM) for money market deposit accounts offered by the 100 leading banks and thrift institutions in the ten largest standard metropolitan statistical areas; (f) yield data published by Lipper, Inc.; (g) the yield on an investment in 90-day Treasury bills on a rolling basis, assuming quarterly compounding; or (h) the yield on an index of loan funds comprised of all continually offered closed-end bank loan funds, as categorized by Lipper (the "loan fund index"). In addition, the Fund may compare the Prime Rate, the Donoghue's averages and the other yield data described above to each other. Yield comparisons should not be considered indicative of the Fund's yield or relative performance for any future period.

From time to time advertisements and other sales materials for the Fund may include information concerning the historical performance of the Fund. Any such information may include a distribution rate and an average compounded distribution rate of the Fund for specified periods of time. Such information may also include performance rankings and similar information from independent organizations such as Lipper, Inc., Business Week, Forbes or other industry publications. The Fund will calculate its standardized 30-day yield in accordance with the SEC's formula, which is described in the section "Investment Performance" in the Statement of Additional Information.

The Fund's distribution rate generally is determined on a monthly basis with respect to the immediately preceding monthly distribution period. The distribution rate is computed by first annualizing the Fund's distributions per Share during such a monthly distribution period and dividing the annualized distribution by the Fund's maximum offering price per Share on the last day of such period. The Fund calculates the compounded distribution rate by adding one to the monthly distribution rate, raising the sum to the power of 12 and subtracting one from the product. In circumstances in which the Fund believes that, as a result of decreases in market rates of interest, its expected monthly distributions may be less than the distributions with respect to the immediately preceding monthly distribution period, the Fund reserves the right to calculate the distribution rate on the basis of a period of less than one month.

When utilized by the Fund, distribution rate and compounded distribution rate figures are based on historical performance and are not intended to indicate future performance. Distribution rate, compounded distribution rate and net asset value per share can be expected to fluctuate over time.

Advertisements and communications to present or prospective shareholders also may cite a total return for any period. Total return is calculated by subtracting the net asset value of a single purchase of shares at a given date from the net asset value of those shares (assuming reinvestment of distributions) or a later date. The difference divided by the original net asset value is the total return. The Fund may include information about the total return on the Loan Fund Index, and compare that to the total return of the Fund and other indices.

In calculating the Fund's total return, all dividends and distributions are assumed to be reinvested in additional shares of the Fund at net asset value. Therefore, the calculation of the Fund's total return and effective yield reflects the effect of compounding. The calculations of total return, current yield and effective yield do not reflect the amount of any shareholder income tax liability, which would reduce the performance quoted. If the Fund's fees or expenses are waived or reimbursed, the Fund's performance will be higher.

Finally, the Fund may include information on the history of its net asset value per share and the net asset value per share of the Loan Fund Index, including comparisons between them, in advertisements and other material furnished to present and prospective shareholders. Information about the performance of the Fund or other investments is not necessarily indicative of future performance and should not be considered a representative of what an investor's yield or total return may be in the future.

                    ORGANIZATION AND DESCRIPTION OF SHARES

The Fund is a Massachusetts business trust organized under an Agreement and Declaration of Trust ("Declaration of Trust") dated June 8, 1999, which provides that each shareholder shall be deemed to have agreed to be bound by the terms thereof. The Declaration of Trust may be amended by a vote of either the Fund's shareholders or its trustees. The Fund offers four classes of shares -- Class A, Class B, Class C, and Class Z. Class Z shares are offered through a separate prospectus to eligible investors.

Under Massachusetts law, shareholders of a Massachusetts business trust such as the Fund could, in some circumstances, be held personally liable for unsatisfied obligations of the trust. However, the Declaration of Trust provides that persons extending credit to, contracting with, or having any claim against the Fund shall look only to its assets for payment under such credit, contract or claim, and that the shareholders, trustees and officers of the Fund shall have no personal liability therefor. The Declaration of Trust requires that notice of such disclaimer of liability be given in each contract, instrument or undertaking executed or made on behalf of the Fund. Further, the Declaration of Trust provides for indemnification of any shareholder against any loss and expense arising from personal liability solely by reason of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is believed to be remote, because it would be limited to circumstances in which the disclaimer was inoperative and the Fund was unable to meet its obligations.

The shares are not, and are not expected to be, listed for trading on any national securities exchange nor, to the Fund's knowledge, is there, or is there expected to be, any secondary trading market in the shares.

Dividends, Voting and Liquidation Rights. Each common share of beneficial interest of the Fund has one vote and shares equally with other shares of its class in dividends and distributions when and if declared by the Fund and in the Fund's net assets upon liquidation. All shares, when issued, are fully paid and are non-assessable by the Fund. There are no preemptive or conversion rights applicable to any of the common shares except for such conversion rights that may be established by the Trustees in connection with the designation of a class of shares including the conversion of Class B shares to Class A shares eight years after purchase. Fund shares do not have cumulative voting rights and, as such, holders of more than 50% of the shares voting for Trustees can elect all Trustees and the remaining shareholders would not be able to elect any Trustees. The Fund does not intend to hold annual meetings of shareholders.

Anti-Takeover Provisions in the Declaration of Trust. The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund. In addition, in the event a secondary market were to develop in the shares, such provisions could have the effect of depriving holders of shares of an opportunity to sell their shares at a premium over prevailing market prices.

The Declaration of Trust requires the favorable vote of the holders of not less than three-fourths of the outstanding shares then entitled to vote to authorize certain transactions, unless at least three-fourths of the members of the Fund's Board of Trustees then in office and at least three-fourths of the non-interested trustees who have acted in such capacities for at least 12 months authorize such transaction and then only a vote of the majority of the holders of the outstanding shares then entitled to vote is required.

The Fund's Board of Trustees has determined that the voting requirements described above, which are greater than the minimum requirements under Massachusetts law or the 1940 Act, are in the best interests of shareholders generally. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

Status of Shares. The Fund's Board of Trustees may classify or reclassify any issued or unissued shares of the Fund into shares of any class by redesignating such shares or by setting or changing in any one or more respects, from time to time, prior to the issuance of such shares, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of repurchase of such shares. Any such classification or reclassification will comply with the provisions of the 1940 Act.


As of November 30, 2003, the following shares of the Fund were outstanding:



                                         (3)               (4)
                            (2)     Amount held by Amount Outstanding
               (1)         Amount    Fund for its  Exclusive of Amount
          Title of Class Authorized    Account       Shown Under (3)
          ------------------------------------------------------------
             Class A     Unlimited        0            9,333,280.174
             Class B     Unlimited        0            7,837,262.671
             Class C     Unlimited        0           10,799,389.843
             Class Z     Unlimited        0            1,109,640.980


                              SHAREHOLDER REPORTS

The Fund issues reports to its shareholders annually and semi-annually that include financial information.


                             FINANCIAL STATEMENTS
The Fund will furnish without charge, when available, copies of its Annual Report and any subsequent Semi-Annual Report to shareholders upon request to the Fund, One Financial Center, Boston, MA 02111, or by telephone toll-free at 1-800-426-3750.

                             TABLE OF CONTENTS OF
                      STATEMENT OF ADDITIONAL INFORMATION


                                                               Page
            The Fund..........................................    2
            Investment Policies...............................    2
            Portfolio Investments and Strategies..............    3
            Investment Restrictions...........................    7
            Other Investment Policies.........................    7
            Repurchase Offer Fundamental Policy...............    8
            Management of the Fund............................    9
            Financial Statements..............................   21
            Principal Shareholders............................   22
            Investment Advisory and Other Services............   22
            Distributor.......................................   23
            Transfer Agent....................................   25
            Custodian.........................................   25
            Independent Accountants...........................   26
            Programs for Reducing or Eliminating Sales Charges   26
            Portfolio Transactions............................   28
            Additional Income Tax Considerations..............   31
            Investment Performance............................   31
            Appendix--Ratings.................................   33


--------------------------------------------------------------------------------


[LOGO] ColumbiaFunds\(R)\

       A Member of Columbia Management Group

       (C)2004 Columbia Funds Distributor, Inc.
       One Financial Center, Boston, MA 02111-2621
       800.426.3750 www.columbiafunds.com



                                                               762-01/634Q-1203

Columbia Floating Rate Advantage Fund   Prospectus, January 1, 2004
-------------------------------------------------------------------


Class Z Shares


Advised by Columbia Management Advisors, Inc.


--------------------------------------------------------------------------------
TABLE OF CONTENTS

Prospectus Summary......................  3
Fund Expenses...........................  8
Financial Highlights.................... 10
The Fund................................ 11
Use of Proceeds......................... 11
Investment Objective and Policies....... 11
How the Fund Invests.................... 12
Principal Risks......................... 19
Other Investment Practices.............. 23
Distributions and Income Taxes.......... 27
Management of the Fund.................. 29


How to Buy Shares........................ 31
Eligible Investors....................... 32
Multiple Share Classes................... 33
Periodic Repurchase Offers............... 33
Net Asset Value.......................... 35
Performance Information.................. 36
Organization and Description of Shares... 38
Shareholder Reports...................... 39
Financial Statements..................... 39
Statement of Additional Information
Table of Contents................ Back Cover..


Only eligible investors may purchase Class Z shares. See "Eligible Investors" for more information.

Although these securities have been registered with the Securities and Exchange Commission, the Commission has not approved or disapproved any shares offered in this prospectus or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

[LOGO] Not FDIC Insured May Lose Value
               No Bank Guarantee

Columbia Floating Rate Advantage Fund ("Fund") is a non-diversified, closed-end management investment company that is continuously offered.


Investment Objective. The Fund's investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund seeks to achieve its objective by investing at least 80% of its net assets (plus any borrowings for investment purposes) in adjustable rate senior loans (Senior Loans), the interest rates of which float or vary periodically based upon a benchmark indicator of prevailing interest rates. Senior Loans are business loans that have a right to payment senior to most other debts of the borrower. Senior Loans are often secured by specific assets of the borrower, although the Fund may also invest in Senior Loans that are not secured by any collateral. All or substantially all of the Fund's Senior Loans may be rated below investment grade. The Fund may periodically borrow money for the purpose of financing long-term investments, obtaining short-term liquidity and for temporary, emergency or extraordinary purposes. To the extent the Fund borrows more money than it has cash or short-term cash equivalents and invests the proceeds in Senior Loans, the Fund will create financial leverage.






The Fund is not registering additional shares at this time.


Periodic Repurchase Offers. To provide liquidity to shareholders, the Fund will make quarterly repurchase offers for 5% to 25% of its outstanding shares. For each repurchase offer, it is anticipated that each repurchase request deadline will be on the 15th day in each of the months of February, May, August and November, or if the 15th day is not a business day, the next business day. It is anticipated that normally the repurchase pricing date will be the same date as the repurchase request deadline, and if so, the repurchase request deadline will be set for a time no later than the close of regular trading on the New York Stock Exchange ("NYSE") on such date. The Fund has determined that the repurchase pricing date may occur no later than the 14th day after the repurchase request deadline, or the next business day if the 14th day is not a business day. The Fund will repay a repurchase offer no later than seven days after the repurchase pricing date. (See "Periodic Repurchase Offers.")

Not Exchange Listed. The Fund does not intend to list the shares on any national securities exchange. Shares of the Fund have no history of public trading and there is not expected to be any secondary trading market in the shares. An investment in the shares should be considered illiquid. (See "Principal Risks.")

Investment in the Fund involves risks, including the possible loss of some or all of the principal investment, risks associated with leverage and risks associated with securities rated below investment grade (often referred to as "junk debt"). (See "Principal Risks.")


The Prospectus sets forth concisely the information that a prospective investor should know before investing in Class Z shares of the Fund. Please read and retain this Prospectus for future reference. A Statement of Additional Information regarding the Fund dated January 1, 2004, has been filed with the Securities and Exchange Commission ("SEC") and can be obtained without charge by calling 1-800-426-3750. A table of contents to the Statement of Additional Information is located on the last page of this Prospectus. This Prospectus incorporates by reference the entire Statement of Additional Information (together with any supplement to it). The Statement of Additional Information and other related materials are available at the SEC's internet web site (http://www.sec.gov).



The Fund's investment advisor is Columbia Management Advisors, Inc. (the "Advisor"). The address of the Fund is One Financial Center, Boston, Massachusetts 02111.

This Prospectus applies to the offering of shares of beneficial interest of the Fund, which may be continuously issued and sold from time to time by the Fund through Columbia Funds Distributor, Inc. (the "Distributor"), as distributor and principal underwriter, and through your financial advisor. Only eligible investors may purchase Class Z shares. (See "How to Buy Shares" and "Eligible Investors".) The Fund is authorized as a Massachusetts business trust to issue an unlimited number of common shares and has registered 23,123,000 common shares for its Class Z shares.


The Fund also offers three additional classes of shares--Class A, B and C shares are available through a separate prospectus. Each share class has its own sales charge and expense structure. Determining which share class is best for you depends on the dollar amount you are investing and the number of years for which you are willing to invest. Based on your personal situation, your financial advisor can help you decide which class of shares makes the most sense for you. In general, anyone who is eligible to purchase Class Z shares, which do not incur Rule 12b-1 fees or sales charges, should do so in preference over other classes.

The Fund has received exemptive relief from the SEC with respect to the Fund's distribution fee arrangements, EWCs and multi-class structure. As a condition of such relief, the Fund will be required to comply with regulations that would not otherwise be applicable to the Fund.

Shares of the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

                              PROSPECTUS SUMMARY
This is only a summary. You should review the more detailed information contained in this Prospectus and in the Statement of Additional Information.

The Fund. The Fund is a continuously offered non-diversified, closed-end management investment company, organized as a Massachusetts business trust.

The Fund intends to offer its Class Z shares continuously through the Distributor, as principal underwriter, and through financial advisors at a price equal to the next determined net asset value per share. Only eligible investors may purchase Class Z shares. See "Eligible Investors" below for more information. The Fund reserves the right to change the investment minimums and to refuse a purchase order for any reason.

Investment Objective. The investment objective of the Fund is to provide a high level of current income, consistent with preservation of capital. There can be no assurance that the Fund will achieve its investment objective.

The Fund seeks to achieve its objective by investing at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of Senior Loans to corporations, partnerships and other entities ("Borrowers") that operate in a variety of industries and geographic regions (including domestic and foreign entities).

Investment Policies. Under normal market conditions, at least 80% of the Fund's net assets (plus any borrowings for investment purposes) will be invested in Senior Loans of domestic Borrowers or foreign Borrowers (so long as Senior Loans to such foreign Borrowers are U.S. dollar denominated and payments of interest and repayments of principal pursuant to such Senior Loans are required to be made in U.S. dollars). Although most Senior Loans are secured, the Fund may invest up to 20% of its total assets in interests in Senior Loans that are not secured by any collateral. During normal market conditions, the Fund may invest up to 20% of its total assets (including assets maintained by the Fund as a reserve against any additional loan commitments) in (i) high quality, short-term debt securities with remaining maturities of one year or less and (ii) warrants, equity securities and, in limited circumstances, junior debt securities acquired in connection with the Fund's investments in Senior Loans.

Any amount up to and including 25% of the Fund's total assets (taken at the time of purchase) may be invested in Senior Loans to Borrowers and securities of other issuers in any one industry. However, the Fund may invest more than 25% of its total assets in securities the issuer of which is deemed to be in the financial services industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. The Fund invests at these levels because it regards the issuers of Senior Loans in which the Fund may invest to include the Borrower as well as any Agent that administers the Senior Loans. The Fund may not, however, invest more than 25% of its total assets in Senior Loans to Borrowers in the financial services industry and securities of other issuers in the financial services industry. Accordingly, the Fund may be more at risk to any single economic, political or regulatory occurrence affecting such industries.

The Fund may borrow money in an amount up to 33 1/3% of the Fund's total assets (after giving effect to the amount borrowed). The Fund may borrow for the purpose of financing long-term investments, obtaining short-term liquidity and for temporary, extraordinary or emergency purposes. To the extent the Fund borrows more money than it has cash or short-term cash equivalents and invests the proceeds in Senior Loans, the Fund will create financial leverage. It will do so only when it expects to be able to invest the proceeds at a higher rate of return than its cost of borrowing.

How the Fund Invests. Senior Loans generally are arranged through private negotiations between a Borrower and several financial institutions ("Lenders") represented in each case by one or more such Lenders acting as agent ("Agent") of the several Lenders. On behalf of the several Lenders, the Agent is primarily responsible for negotiating the loan agreement ("Loan Agreement") that establishes the relative terms and conditions of the Senior Loan and rights of the Borrower and the several Lenders. The Fund may invest all or substantially all of its assets in Senior Loans that are rated below investment grade, or in comparable unrated securities. These securities are commonly referred to as high-yield, high-risk debt or "junk debt." Senior Loans in which the Fund will purchase interests generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium. The Fund may invest in participations ("Participations") in Senior Loans, may purchase assignments ("Assignments") of portions of Senior Loans from third parties, and may act as one of the group of Lenders originating a Senior Loan ("Primary Lender").


The Advisor expects the Fund's policy of acquiring interests in floating or variable rate Senior Loans to minimize the fluctuations in net asset value as a result of changes in interest rates. However, the Fund is not a money market fund and its net asset value will fluctuate.


Periodic Repurchase Offers. The Fund has adopted a fundamental policy to offer each calendar quarter to repurchase a specified percentage (between 5% and 25%) of the shares then outstanding at its net asset value. Such repurchase offers are referred to as a Repurchase Offer. Repurchase Offers are scheduled to occur on the 15th day (or the next business day if the 15th is not a business day) in the months of February, May, August, and November. (See "Periodic Repurchase Offers.")


Principal Risks. You should consider the following risk considerations before investing in the Fund. As described below, the risks could cause you to lose money as a result of investing in the Fund. See "Principal Risks" for more detailed information.

Non-Payment Risk. Senior Loans, like other corporate debt obligations, are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the Senior Loan experiencing non-payment, and a potential decrease in the net asset value of the Fund.

Below Investment Grade Securities. The Fund may invest all or substantially all of its assets in Senior Loans or other securities that are rated below investment grade, or in comparable unrated securities. These securities are commonly referred to as high-yield, high-risk debt or "junk debt." The purchase of such Senior Loans exposes the Fund to financial, market, and interest-rate risks and greater credit risks than would the purchase of higher-rated Senior Loans. Such investments are also likely to result in increased fluctuation in the Fund's net asset value, particularly in response to economic downturns.

Restrictions on Resale of Senior Loans. Senior Loans, at present, generally are not readily marketable and may be subject to restrictions on resale. As a result, the ability of the Fund to dispose of its investments in a timely fashion and at a fair price may be restricted.


Ongoing Monitoring. On behalf of the several Lenders, the Agent generally will be required to administer and manage the Senior Loans and, with respect to collateralized Senior Loans, to service or monitor the collateral.


Borrowing. The Fund is authorized to borrow money in an amount up to 33/1//\\3\\% of the Fund's total assets (after giving effect to the amount borrowed). The use of leverage for investment purposes creates opportunities for greater total returns but at the same time involves risks. Any investment income or gains earned with respect to the amounts borrowed, which is in excess of the interest which is due on the borrowing, will augment the Fund's income. Conversely, if the investment performance with respect to the amounts borrowed fails to cover the interest on such borrowings, the value of the Fund's shares may decrease more quickly than would otherwise be the case and dividends on the shares would be reduced or eliminated. Interest payments and fees incurred in connection with such borrowings will reduce the amount of net income available for payment to the holders of shares.

Repurchase Offer Risks. The Fund, as a fundamental policy, will make quarterly repurchases for 5% to 25% of shares outstanding at net asset value. (See "Periodic Repurchase Offers" below for more information.) However, the Fund's shares are less liquid than shares of funds that trade on a stock exchange, and Class B and Class C shareholders who offer for repurchase shares held for less than five years and one year, respectively, and certain Class A shareholders who offer for repurchase shares acquired within 18 months, will pay an EWC. (See "How to Buy Shares.") Under limited circumstances, the Fund may suspend or postpone a quarterly repurchase offer--the Fund must meet regulatory requirements to do so. There is no guarantee that shareholders will be able to sell all of their shares that they desire to sell in a quarterly repurchase offer.

Closed-End Fund Risks. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list its shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the shares and the shares should be considered illiquid. The shares are, therefore, not readily marketable. The shares of closed-end investment companies often trade at a discount from their net asset values and, in the unlikely event that a secondary market for the shares were to develop, the shares likewise may trade at a discount from net asset value.

Legislation; Restrictions. To the extent that legislation or state or federal regulators impose additional requirements or restrictions with respect to the ability of financial institutions to make loans in connection with highly leveraged transactions, the availability of Senior Loan interests for investment by the Fund may be adversely affected.

Financial Services Industry Concentration. The financial services industries are subject to extensive government regulation which can limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively affect the financial services industries. The financial services industries are currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear.

Investments in Non-U.S. Issuers. Investment in non-U.S. issuers involves special risks, including that non-U.S. issuers may be subject to less rigorous accounting and reporting requirements than are U.S. issuers, less rigorous regulatory requirements, differing legal systems and laws relating to creditors' rights, the potential inability to enforce legal judgments, and the potential for political, social and economic adversities.

Investments in Equity Securities. To the extent that the Fund invests in equity securities, the value of its portfolio will be affected by changes in the stock markets. The stock market can be volatile and stock prices can fluctuate drastically from day-to-day. This market risk will affect the Fund's net asset value, which will fluctuate as the value of the securities held by the Fund changes.

Prepayment Risk. Borrowers may pay back principal before the scheduled due date. Borrowers may find it advantageous to prepay principal due to a decline in interest rates or an excess in cash flow. Such prepayments may require the Fund to replace a Senior Loan with a lower-yielding security. This may adversely affect the net asset value of the Fund's shares.


Limited Information. The types of Senior Loans in which the Fund will invest historically have not been rated by a nationally recognized statistical rating organization, have not been registered with the SEC or any state securities commission, and have not been listed on any national securities exchange. Although the Fund will generally have access to financial and other information made available to the Lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for rated, registered or exchange listed securities. As a result, the Fund is more dependent on the analytical ability of the Advisor than other funds which may be able to rely on more publicly available information.


Non-Diversification Risk. The Fund is not subject to the general limitations under the Investment Company Act of 1940, as amended ("1940 Act"), that, for 75% of its total assets, it not invest more than 5% of its total assets in the securities of a single issuer. To the extent the Fund invests a relatively high percentage of its assets in obligations of a limited number of Borrowers, it will be more susceptible than a more widely diversified investment company to the consequences of any single corporate, economic, political or regulatory occurrence.


Other Practices. The Fund may use various investment practices that involve special considerations, including engaging in interest rate and other hedging transactions, lending its portfolio securities, entering into when-issued and delayed-delivery transactions and entering into repurchase and reverse repurchase agreements. For further discussion of these practices and associated special considerations, see "Other Investment Practices."



Affiliation Risk. Due to the Advisor's affiliation with Fleet National Bank, the Fund may be unable to purchase certain loans in which Fleet participates, because of regulatory restrictions. This limitation may prevent the Fund from investing in loans it might otherwise purchase, and could adversely affect the Fund's return. As a result of this restriction, the Fund also may invest a larger portion of its assets than it otherwise would in the secondary loan market, rather than in newly-issued loans. Under certain market conditions, loans purchased in the secondary market may generally be less attractive investments than newly-issued loans.


On October 27, 2003, Bank of America Corporation and FleetBoston Financial Corporation, the parent company of Fleet National Bank, announced a definitive agreement to merge. Currently, Bank of America and its affiliates are significantly more active than Fleet National Bank in the loan marketplace. If and when that merger is consummated, the restrictions and associated risks described above will apply to loans in which Bank of America or its affiliates participate, either as Agents, underwriters or buyers or sellers in the secondary market, and the number of loans available to the Fund for investment consequently may be further limited.


Distributions. Income dividends are normally declared each business day, paid monthly, and confirmed at least quarterly. Capital gains, if any, are distributed at least annually, usually in December. Income dividends and capital gains distributions may be received in cash or reinvested in additional full and fractional shares of the Fund.


Investment Advisor. Columbia Management Advisors, Inc.



Distributor. Columbia Funds Distributor, Inc.

                                 FUND EXPENSES

The following tables are intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in the Fund.



Shareholder Transaction Expenses/(1)/
Sales Load Imposed (as a percentage of offering price).................................... None
Sales Load Imposed on Reinvested Dividends................................................ None
Early Withdrawal Charge................................................................... None
Exchange Fee.............................................................................. None

Annual Expenses (as a percentage of average net assets attributable to common shares)/(3)/
Management Fees (%)/(4)/.................................................................. 0.98
Distribution and Service Fees (%)......................................................... 0.00
Interest Payments and Commitment Fees on Borrowed Funds (%)/(5)/.......................... 0.73
Other Expenses (%)/(2)(6)/................................................................ 0.44
                                                                                           ----
Total Annual Expenses (%)/(2)(6)/......................................................... 2.15
                                                                                           ====

--------
(1) Financial advisors may independently charge additional fees for shareholder transactions or for advisory services. Please see their materials for details.

(2) Other expenses have been restated to reflect contractual changes to the transfer agency fees for the Fund, effective November 1, 2003.


(3) Figures assume the Fund borrows an amount representing 33 1/3% of the Fund's total assets (including the proceeds of such borrowing but not reflecting the amount of the liability of the borrowing). If the Fund does not utilize any leverage, the Fund estimates that annual operating expenses would be approximately as follows:



        Management Fees (%)/(4)/................................... 0.65
        Distribution and Service Fees (%).......................... 0.00
        Interest Payments and Commitment Fees on Borrowed Funds (%) 0.00
        Other Expenses (%)/(6)(7)/................................. 0.44
                                                                    ----
        Total Annual Expenses (%)/(6)(7)/ ......................... 1.09
                                                                    ====



(4) Management fees include both the management fee and the administrative fee charged to the Fund. Without giving effect to the assumed level of leverage, the Advisor receives an annual management fee of 0.45% and an administrative fee of 0.20% from the Fund. Giving effect to the assumed level of leverage, the Advisor receives a management fee of 0.68% and an administration fee of 0.30%.


(5) Based on actual payments from the last fiscal year and does not assume full leverage.


(6) The Advisor has voluntarily agreed to reimburse the Fund for its ordinary operating expenses to the extent that such expenses exceed 0.15% (exclusive of management fees, administrative fees, brokerage commissions, taxes, distribution and service fees, leverage expenses and extraordinary expenses, if any). After such reimbursement, other expenses would be 0.15% and total annual expenses, with and without leverage, would be 1.86% and 0.80%, respectively. This arrangement may be modified or terminated by the Advisor at any time. Any such reimbursement will lower the particular class's overall expense ratio and increase its overall return to investors.


(7) Other expenses have been restated to reflect contractual changes to the transfer agency fees for the Fund, effective November 1, 2003.

Example Expenses. This Example helps you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The Example assumes that
(i) you invest $1,000 in the Fund, (ii) your investment has a 5% return each year, (iii) operating expenses remain the same, and (iv) all income dividends and capital gains distributions are reinvested in additional shares. The Example should not be considered a representation of future expenses. Your actual costs may be higher or lower.



                    Class*  1 year 3 years 5 years 10 years
                    ------  ------ ------- ------- --------
                    Class Z  $22     $67    $115     $248

--------
* The table assumes leverage representing 33 1/3% of total assets. In the event that the Fund does not utilize any leverage an investor would pay the following expenses based on the assumptions in the example:


                    Class   1 year 3 years 5 years 10 years
                    -----   ------ ------- ------- --------
                    Class Z  $11     $35     $60     $133

                             FINANCIAL HIGHLIGHTS
The financial highlights table is intended to help you understand the Fund's Class Z financial performance. Information is shown for the fiscal years since inception of Class Z, which runs from September 1 to August 31, unless otherwise indicated. Certain information reflects financial results for a single Class Z share. The total returns in the table represent the rate that you would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund's financial statements which have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report, along with this information appears in the Fund's annual report. You can request a free annual report by calling 1-800-426-3750.


                                                                                    Period ended
                                                        Year ended August 31,        August 31,
                                                    2003        2002       2001         2000
                                                   Class Z     Class Z    Class Z    Class Z(a)
------------------------------------------------------------------------------------------------
Net Asset Value--Beginning of Period ($)            10.48     11.74        12.08       12.00
------------------------------------------------------------------------------------------------
Income from Investment Operations: ($)
   Net investment income                             0.78(b)   0.86(b)(c)   1.14(b)     0.67
   Net realized and unrealized gain (loss) on
     investments                                     0.81     (1.25)(c)    (0.31)       0.05
------------------------------------------------------------------------------------------------
Total from Investment Operations                     1.59     (0.39)        0.83        0.72
------------------------------------------------------------------------------------------------
Less Distributions Declared to Shareholders: ($)
   From net investment income                       (0.85)    (0.87)       (1.17)      (0.64)
   From net realized gains                             --        --         --(d)         --
------------------------------------------------------------------------------------------------
Total Distributions Declared to Shareholders        (0.85)    (0.87)       (1.17)      (0.64)
------------------------------------------------------------------------------------------------
Net Asset Value--End of Period ($ )                 11.22     10.48        11.74       12.08
------------------------------------------------------------------------------------------------
Total return (%) (e)(f)                             15.95     (3.53)        7.17        6.11(g)

Ratios to Average Net Assets/Supplemental Data (%)
   Operating expenses (h)                            1.03      1.03         1.02        0.66(i)
   Interest and commitment fees expenses             0.73      0.99         2.04        1.91(i)
   Net expenses (h)                                  1.76      2.02         3.06        2.57(i)
   Net investment income (h)                         7.21      7.60(c)      9.59        9.84(i)
   Waiver/reimbursement                              0.36      0.32         0.32        1.41(i)
   Portfolio turnover rate                             90        98           65           8(g)

Net assets, end of period (000's) ($)               5,178       140        2,850       2,656

--------
(a) The Fund commenced investment operations on January 13, 2000.

(b) Per share data was calculated using average shares outstanding during the period.


(c) Effective September 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing and accreting premium and discount on all debt securities. The effect of this change for the year ended August 31, 2002, to the net investment income and net realized and unrealized loss per share was less than $0.01. The impact to the ratio of net investment income to average net assets was less than 0.01%. Per share data and ratios for periods prior to August 31, 2002 have not been restated to reflect this change in presentation.



(d) Rounds to less than $0.01.
(e) Total return at net asset value assuming all distributions reinvested.

(f) Had the Advisor not waived or reimbursed a portion of expenses, total return would have been reduced.

(g) Not annualized.

(h) The benefits derived from custody credits and directed brokerage arrangements, if applicable, had an impact of less than 0.01%.

(i) Annualized.

                                   THE FUND

The Fund is a non-diversified, closed-end management investment company organized as a Massachusetts business trust on June 8, 1999. The Fund is engaged in a continuous public offering of its shares at the next determined net asset value per share. The Fund's principal office is located at One Financial Center, Boston, Massachusetts 02111, and its telephone number is 1-800-426-3750.


                                USE OF PROCEEDS
The net proceeds from the sale of the shares offered hereby will be invested typically within 30 days after receipt, in accordance with the Fund's investment objective and policies. The Fund's actual investment timetable will depend on the availability of Senior Loans and other market conditions. Pending investment by the Fund, the proceeds may be invested in high quality, short-term securities, and the Fund may not achieve its objective during this time.

                       INVESTMENT OBJECTIVE AND POLICIES
Investment Objective. The Fund's investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund's investment objective is a non-fundamental policy, which means that the Board of Trustees can change it without shareholder approval.

The Fund seeks to achieve its objective by investing at least 80% of its net assets (plus any borrowings for investment purposes) in a professionally managed portfolio of interests in Senior Loans to Borrowers that operate in a variety of industries and geographic regions (including domestic and foreign entities). Although the Fund's net asset value per share will vary, the Fund's policy of acquiring interests in floating or variable rate Senior Loans is expected to minimize the fluctuations in the Fund's net asset value per share as a result of changes in interest rates. The Fund's net asset value may be affected by various factors, including changes in the credit quality of Borrowers with respect to Senior Loan interests in which the Fund invests.

An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Fund will achieve its investment objective. The Fund is appropriate for investors seeking a high level of current income consistent with capital preservation.

Policies. Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) (either as a Primary Lender or as a purchaser of an Assignment or Participation) in Senior Loans of domestic Borrowers or foreign Borrowers (so long as Senior Loans to such foreign Borrowers are U.S. dollar denominated and payments of interest and repayments of principal pursuant to such Senior Loans are required to be made in U.S. dollars). Although most Senior Loans are collateralized, the Fund may invest up to 20% of its total assets (valued at time of investment) in Senior Loans that are not secured by any collateral.


During normal market conditions, the Fund may invest up to 20% of its total assets (including assets maintained by the Fund as a reserve against any additional loan commitments) in (i) high quality, short-term debt securities with remaining maturities of one year or less and (ii) warrants, equity securities and junior debt securities acquired in connection with the Fund's investments in Senior Loans. Such high quality, short-term securities may include commercial paper rated at least Baa, P-3 or higher by Moody's Investors Service, Inc. ("Moody's") or BBB, A-3 or higher by Standard & Poor's ("S&P") (or if unrated, determined by the Advisor to be of comparable quality), interests in short-term loans and short-term loan participations of Borrowers having short-term debt obligations rated or a short-term credit rating at least in such rating categories (or having no such rating, determined by the Advisor to be of comparable quality), certificates of deposit and bankers' acceptances and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. Such high quality, short-term securities may pay interest at rates that are periodically redetermined or may pay interest at fixed rates.


                             HOW THE FUND INVESTS
Senior Loans. Senior Loans generally are arranged through private negotiations between a Borrower and Lenders represented in each case by one or more Agents of the several Lenders. On behalf of the several Lenders, the Agent, which is frequently a commercial bank or other entity that originates the Senior Loan and the person that invites other parties to join the lending syndicate, will be primarily responsible for negotiating the Loan Agreement that establishes the relative terms, conditions and rights of the Borrower and the several Lenders. In larger transactions it is common to have several Agents; however, generally only one such Agent has primary responsibility for documentation and administration of a Senior Loan.

In a typical Senior Loan, the Agent administers the terms of the Loan Agreement and is responsible for the collection of principal and interest and fee payments from the Borrower and the apportionment of those payments to the credit of all Lenders that are parties to the Loan Agreement. The Fund generally will rely on the Agent to collect its portion of the payments on a Senior Loan. Furthermore, the Fund will rely on the Agent to use appropriate creditor remedies against the Borrower. Typically, under a Loan Agreement, the Agent is given broad discretion in monitoring the Borrower's performance under the Loan Agreement and is obligated to use only the same care it would use in the management of its own property. Upon an event of default, the Agent typically will act to enforce the Loan Agreement after instruction from Lenders holding a majority of the Senior Loan. The Borrower compensates the Agent for the Agent's services. This compensation may include special fees paid on structuring and funding the Senior Loan and other fees paid on a continuing basis. The typical practice of an Agent in relying exclusively or primarily on reports from the Borrower may involve a risk of fraud by the Borrower.

It is anticipated that the proceeds of the Senior Loans in which the Fund will acquire interests primarily will be used to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, and, to a lesser extent, to finance internal growth and for other corporate purposes of Borrowers. Senior Loans have the most senior position in a Borrower's capital structure, although some Senior Loans may hold an equal ranking with other senior securities and other obligations of the Borrower. The capital structure of a Borrower may include Senior Loans, senior and junior subordinated debt (which may include "junk debt"), preferred stock and common stock issued by the Borrower, typically in descending order of seniority with respect to claims on the Borrower's assets. Senior and junior subordinated debt is collectively referred to in this Prospectus as "junior debt securities." Senior Loans generally are secured by specific collateral, which may include guarantees from affiliates of the Borrower.

To the extent that the Fund invests a portion of its assets in Senior Loans that are not secured by specific collateral, the Fund will not enjoy the benefits associated with collateralization with respect to such Senior Loans and such Senior Loans may pose a greater risk of nonpayment of interest or loss of principal than do collateralized Senior Loans. As discussed below, the Fund may also acquire warrants, equity securities and junior debt securities issued by the Borrower or its affiliates as part of a package of investments in the Borrower or its affiliates. Warrants, equity securities, and junior debt securities will not be treated as Senior Loans and thus assets invested in such securities will not count toward the 80% of the Fund's net assets (plus any borrowings for investment purposes) that normally will be invested in Senior Loans. The Fund may acquire interests in warrants, other equity securities or junior debt securities through a negotiated restructuring of a Senior Loan or in a bankruptcy proceeding of the Borrower.

In order to borrow money pursuant to a collateralized Senior Loan, a Borrower will typically, for the term of the Senior Loan, pledge as collateral assets, including but not limited to, accounts receivable, inventory, buildings, other real estate, trademarks, franchises and common and preferred stock in its subsidiaries. In addition, in the case of some Senior Loans, there may be additional collateral pledged in the form of guarantees by and/or securities of affiliates of the Borrowers. In instances, a collateralized Senior Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that are not readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower's obligations under a Senior Loan. Similarly, in the event of bankruptcy proceedings involving the Borrower, the Lenders may be delayed or prevented from liquidating collateral or may choose not to do so as part of their participation in a plan of reorganization of the Borrower.


Loan Agreements may also include various restrictive covenants designed to limit the activities of the Borrower in an effort to protect the right of the Lenders to receive timely payments of interest on and repayment of principal of the Senior Loans. Restrictive covenants may include mandatory prepayment provisions related to excess cash flows and typically include restrictions on dividend payments, specific mandatory minimum financial ratios, limits on total debt and other financial tests. Breach of such a covenant, if not waived by the Lenders, is generally an event of default under the applicable Loan Agreement and may give the Lenders the right to accelerate principal and interest payments. The Advisor will consider the terms of restrictive covenants in deciding whether to invest in Senior Loans for the Fund's investment portfolio. When the Fund holds a Participation in a Senior Loan, it may not have the right to vote to waive enforcement of a restrictive covenant breached by a Borrower. Lenders voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Fund and such Lenders will not consider the interests of the Fund in connection with their votes.



Senior Loans in which the Fund will invest generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally are the prime or base lending rate ("Prime Rate") offered by one or more major United States banks or other standard lending rates used by commercial lenders, such as the London Interbank Offered Rate ("LIBOR") or the certificate of deposit ("CD") rate. LIBOR, as provided for in Loan Agreements, is an average of the interest rates quoted by several designated banks as the rates at which such banks would offer to pay interest to major financial institution depositors in the London interbank market on U.S. dollar denominated deposits for a specified period of time. The CD rate, as generally provided for in Loan Agreements, is the average rate paid on large certificates of deposit traded in the secondary market. Senior Loans traditionally have been structured so that Borrowers pay higher premiums when they elect LIBOR, in order to permit Lenders to obtain generally consistent yields on Senior Loans, regardless of whether Borrowers select the LIBOR option or the Prime Rate option. In recent years, however, the differential between the lower LIBOR base rates and the higher Prime Rate base rates prevailing in the commercial bank markets has widened to the point where the higher margins paid by Borrowers for LIBOR pricing options do not currently outweigh the differential between the Prime Rate and the LIBOR rate. Consequently, Borrowers have increasingly selected the LIBOR-based pricing option, resulting in a yield on Senior Loans that is consistently lower than the yield available from the Prime Rate-based pricing option. This trend will significantly limit the ability of the Fund to achieve a net return to shareholders that consistently approximates the average published Prime Rate of leading U.S. banks.

Primary Lender Transactions, Assignments, and Participations. The Fund may invest in Participations in Senior Loans, may purchase Assignments of portions of Senior Loans from third parties and may act as one of the group of Primary Lenders. The Fund may invest up to 100% of its assets in Participations. The selling Lenders and other persons interpositioned between such Lenders and the Fund with respect to Participations will likely conduct their principal business activities in the banking, finance and financial services industries. Although, as discussed below, the Fund has taken measures that it believes significantly reduce its exposure to risks associated with Participations, the Fund may be more susceptible than an investment company that does not invest in Participations in Senior Loans to any single economic, political or regulatory occurrence affecting these industries. Persons engaged in these industries may be more susceptible than are persons engaged in some other industries to, among other things, fluctuations in interest rates, changes in the Federal Open Market Committee's monetary policy, governmental regulations concerning such industries and concerning capital raising activities generally and fluctuations in the financial markets generally.


Participation by the Fund in a Lender's portion of a Senior Loan typically will result in the Fund having a contractual relationship only with such Lender, not with the Borrower. As a result, the Fund may have the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and only upon receipt by the Lender of payments from the Borrower. In connection with purchasing Participations, the Fund generally will have no right to enforce compliance by the Borrower with the terms of the Loan Agreement, nor any rights with respect to any funds acquired by other Lenders through set-off against the Borrower, and the Fund may not directly benefit from the collateral supporting the Senior Loan in which it has purchased the Participation. As a result, the Fund may assume the credit risk of both the Borrower and the Lender selling the Participation. In the event of the insolvency of the Lender selling a Participation, the Fund may be treated as a general creditor of the Lender, and may not benefit from any set-off between the Lender and the Borrower. In an effort to minimize such risks, the Fund will only acquire Participations if the Lender selling the Participation, and any other institution interpositioned between the Fund and the Lender, (i) at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's) or, if unrated, determined by the Advisor to be of comparable quality and (ii) has entered into an agreement that provides for the holding of payments on the Senior Loan for the benefit of, or the prompt disbursement of payments to, the Fund. Long-term debt rated BBB by S&P is regarded by S&P as having adequate capacity to pay interest and repay principal and debt rated Baa by Moody's is regarded by Moody's as a medium grade obligation; (i.e., it is neither highly protected nor poorly secured). The Fund ordinarily will purchase a Participation only if, at the time of the purchase, the Fund believes that the party from whom it is purchasing the Participation is retaining an interest in the underlying Senior Loan. In the event that the Fund does not so believe, it will only purchase a Participation if, in addition to the requirements set forth above, the party from whom the Fund is purchasing such Participation (i) is a bank, a member of a national securities exchange or other entity designated in the 1940 Act as qualified to serve as a custodian for a registered investment company and (ii) has been approved as a custodian by the Board of the Fund.

The Fund may also purchase Assignments from Lenders. The purchaser of an Assignment typically succeeds to all the rights and obligations under the Loan Agreement of the assigning Lender and becomes a Lender under the Loan Agreement with the same rights and obligations as the assigning Lender.

When the Fund is a Primary Lender, it will have a direct contractual relationship with the Borrower, may enforce compliance by the Borrower with the terms of the Loan Agreement and may under contractual arrangements among the Lenders have rights with respect to any funds acquired by other Lenders through set-off. A Lender also has full voting and consent rights under the applicable Loan Agreement. Action subject to Lender vote or consent generally requires the vote or consent of the holders of a majority or some greater specified percentage of the outstanding principal amount of the Senior Loan. Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a Senior Loan, or releasing collateral therefor, frequently require the unanimous vote or consent of all Lenders affected. When the Fund is a Primary Lender originating a Senior Loan it may share in a fee paid by the Borrower to the Primary Lenders. The Fund will never act as the Agent, Originator, or principal negotiator or administrator of a Senior Loan.


The Fund will purchase an Assignment or act as a Lender with respect to a syndicated Senior Loan only where the Agent with respect to the Senior Loan at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's) or determined by the Advisor to be of comparable quality.


Loan Agreements typically provide for the termination of the Agent's agency status in the event that it fails to act as required under the relevant Loan Agreement, becomes insolvent, enters FDIC receivership, or if not FDIC insured, enters into bankruptcy. Should an Agent, Lender or any other institution with respect to an Assignment interpositioned between the Fund and the Borrower become insolvent or enter FDIC receivership or bankruptcy, any interest in the Senior Loan of any such interpositioned institution and any loan payment held by any such interpositioned institution for the benefit of the Fund should not be included in the estate of such interpositioned institution. If, however, any such amount were included in such interpositioned institution's estate, the Fund would incur costs and delays in realizing payment or could suffer a loss of principal or interest. In such event, the Fund could experience a decrease in net asset value.

Portfolio Maturity. The Fund is not subject to any restrictions with respect to the maturity of Senior Loans held in its portfolio. It is currently anticipated that the Fund's assets invested in Senior Loans will consist of Senior Loans with stated maturities of between three and ten years, inclusive, and with rates of interest that are redetermined either daily, monthly, quarterly, semiannually or annually. Investment in Senior Loans with longer interest rate redetermination periods may increase fluctuations in the Fund's net asset value as a result of changes in interest rates. The Senior Loans in the Fund's investment portfolio will at all times have a dollar-weighted average days to reset until the next interest rate redetermination of 90 days or less. As a result, as short-term interest rates increase, interest payable to the Fund from its investments in Senior Loans should increase, and as short-term interest rates decrease, interest payable to the Fund from its investments in Senior Loans should decrease. The amount of time required to pass before the Fund will realize the effects of changing short-term market interest rates on its portfolio will vary with the dollar-weighted average time until the next interest rate redetermination on the Senior Loans in the investment portfolio. The Fund may utilize the investment practices described in this prospectus to, among other things, shorten the effective interest rate redetermination period of Senior Loans in its portfolio. In such event, the Fund will consider such shortened period to be the interest rate redetermination period of the Senior Loan; provided, however, that the Fund will not invest in Senior Loans that permit the Borrower to select an interest rate redetermination period in excess of one year. Because most Senior Loans in the investment portfolio will be subject to mandatory and/or optional prepayment and there may be significant economic incentives for a Borrower to prepay its loans, prepayments of Senior Loans in the Fund's investment portfolio may occur. Accordingly, the economic maturity of the Fund's investment portfolio invested in Senior Loans may vary substantially from the average stated maturity of the Senior Loans held in the Fund's investment portfolio. As a result of anticipated prepayments from time to time of Senior Loans in the investment portfolio, based on historical experience, the Advisor believes that the economic maturity of the Senior Loans held in its portfolio will be approximately 18-24 months.



Net Asset Value Fluctuation. When prevailing interest rates decline, the value of a portfolio invested in fixed-rate obligations can be expected to rise. Conversely, when prevailing interest rates rise, the value of a portfolio invested in fixed-rate obligations can be expected to decline. Although the Fund's net asset value will vary, the Advisor expects the Fund's policy of acquiring interests in floating or variable rate Senior Loans to minimize fluctuations in net asset value as a result of changes in interest rates. Accordingly, the Advisor expects the value of the investment portfolio to fluctuate significantly less than a portfolio of fixed-rate, longer term obligations as a result of interest rate changes. However, changes in prevailing interest rates can be expected to cause some fluctuation in the Fund's net asset value. In addition to changes in interest rates, various factors, including defaults by or changes in the credit quality of Borrowers, will also affect the Fund's net asset value. A default or serious deterioration in the credit quality of a Borrower could cause a prolonged or permanent decrease in the Fund's net asset value.



Debt Restructuring. The Fund may purchase and retain in its portfolio an interest in a Senior Loan to a Borrower that has filed for protection under the federal bankruptcy laws or has had an involuntary bankruptcy petition filed against it by its creditors. The Advisor's decision to purchase or retain such an interest will depend on its assessment of the suitability of such investment for the Fund, the Borrower's ability to meet debt service on Senior Loan interests, the likely duration, if any, of a lapse in the scheduled repayment of principal, and prevailing interest rates. At times, in connection with the restructuring of a Senior Loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Fund may determine or be required to accept equity securities or junior debt securities in exchange for all or a portion of a Senior Loan interest. Depending upon, among other things, the Advisor's evaluation of the potential value of such securities in relation to the price that could be obtained by the Fund at any given time upon sale thereof, the Fund may determine to hold such securities in its portfolio. Any equity security or junior debt security held by the Fund will not be treated as a Senior Loan and thus will not count toward the 80% of assets that normally will be invested in Senior Loans.



Borrower Credit Ratings. The Fund may invest in the lowest rated loans, but does not intend to invest more than 10% of its assets in Senior Loans rated below B3 or B3 by S&P or Moody's (and unrated Senior Loans considered by the Advisor to be of comparable quality). The Fund may invest a substantial portion of its assets in Senior Loans to Borrowers having outstanding debt securities rated below investment grade by a nationally recognized statistical rating organization (or unrated but of comparable quality to such securities). Debt securities rated below investment grade (or unrated but of comparable quality) commonly are referred to as "junk debt." The Fund will invest only in those Senior Loans with respect to which the Borrower, in the judgment of the Advisor, demonstrates one or more of the following characteristics: sufficient cash flow to service debt; adequate liquidity; successful operating history; strong competitive position; experienced management; and, with respect to collateralized Senior Loans, collateral coverage that equals or exceeds the outstanding principal amount of the Senior Loan. In addition, the Advisor will consider, and may rely in part, on the analyses performed by the Agent and other Lenders, including such persons' determinations with respect to collateral securing a Senior Loan.


Fees. The Fund may be required to pay or may receive various fees and commissions in connection with purchasing, selling and holding interests in Senior Loans. The fees normally paid by Borrowers may include three types: facility fees, commitment fees and prepayment penalties. Facility fees are paid to the Lenders upon origination of a Senior Loan. Commitment fees are paid to Lenders on an ongoing basis based upon the undrawn portion committed by the Lenders of the underlying Senior Loan. Lenders may receive prepayment penalties when a Borrower prepays all or part of a Senior Loan. The Fund will receive these fees directly from the Borrower if the Fund is a Primary Lender, or, in the case of commitment fees and prepayment penalties, if the Fund acquires an interest in a Senior Loan by way of Assignment. Whether or not the Fund receives a facility fee from the Lender in the case of an Assignment, or any fees in the case of a Participation, depends upon negotiations between the Fund and the Lender selling such interests. When the Fund is an assignee, it may be required to pay a fee, or forgo a portion of interest and any fees payable to it, to the Lender selling the Assignment. Occasionally, the assignor will pay a fee to the Fund based on the portion of the principal amount of the Senior Loan that is being assigned. A Lender selling a Participation to the Fund may deduct a portion of the interest and any fees payable to the Fund as an administrative fee prior to payment thereof to the Fund. The Fund may be required to pay over or pass along to a purchaser of an interest in a Senior Loan from the Fund a portion of any fees that the Fund would otherwise be entitled to.


Prepayments. Pursuant to the relevant Loan Agreement, a Borrower may be required, and may have the option at any time, to prepay the principal amount of a Senior Loan, often without incurring a prepayment penalty. In the event that like-yielding loans are not available in the marketplace, the Advisor believes that the prepayment of and subsequent reinvestment by the Fund in Senior Loans could have a materially adverse impact on the yield on the Fund's investment portfolio. Prepayments may have a beneficial impact on income due to receipt of prepayment penalties, if any, and any facility fees earned in connection with reinvestment.


Commitments to Make Additional Payments. A Lender may have obligations pursuant to a Loan Agreement to make additional loans in certain circumstances. Such circumstances may include, without limitation, obligations under revolving credit facilities and facilities that provide for further loans to Borrowers based upon compliance with specified financial requirements. The Fund currently intends to reserve against any such contingent obligation by segregating a sufficient amount of cash, liquid securities and liquid Senior Loans. The Fund will not purchase interests in Senior Loans that would require the Fund to make any such additional loans if the aggregate of such additional loan commitments would exceed 20% of the Fund's total assets or would cause the Fund to fail to meet the diversification requirements set forth under the heading "Investment Restrictions" in the Statement of Additional Information.

Bridge Financing. The Fund may acquire interests in Senior Loans that are designed to provide temporary or "bridge" financing to a Borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. A Borrower's use of a bridge loan involves a risk that the Borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the Borrower's perceived creditworthiness.

Borrowing. The Fund may borrow money in an amount up to 33 1/3% of the Fund's total assets (after giving effect to the amount borrowed). The Fund may borrow for the purpose of financing long-term investments, obtaining short-term liquidity and for temporary, extraordinary or emergency purposes. To the extent the Fund borrows more money than it has cash or short-term cash equivalents and invests the proceeds in Senior Loans, the Fund will create financial leverage. It will do so only when it expects to be able to invest the proceeds at a higher rate of return than its cost of borrowing.

Other Securities. The Fund will acquire warrants, equity securities and junior debt securities only as are incident to the purchase or intended purchase of interests in collateralized Senior Loans. The Fund generally will acquire interests in warrants, equity securities and junior debt securities only when the Advisor believes that the relative value being given by the Fund in exchange for such interests is substantially outweighed by the potential value of such instruments. Investment in warrants, equity securities and junior debt securities entail risks in addition to those associated with investments in Senior Loans. Warrants and equity securities have a subordinate claim on a Borrower's assets as compared with debt securities, and junior debt securities have a subordinate claim on such assets as compared with Senior Loans. As such, the values of warrants and equity securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may have an adverse impact on the ability of the Fund to minimize fluctuations in its net asset value. (See "Principal Risks.")


Defensive Investment Policy. If the Advisor determines that market conditions temporarily warrant a defensive investment policy, the Fund may (but is not required to) invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash and high quality, short-term debt securities. The Fund may also lend its portfolio securities to other parties and may enter into repurchase and reverse repurchase agreements for securities. For further discussion of the Fund's investment objective and policies and its investment practices and the associated considerations, see "Other Investment Practices."



Fundamental Restrictions and Policies. The Fund has adopted a number of fundamental investment restrictions and policies which may not be changed unless authorized by a shareholder vote. These are set forth in the Statement of Additional Information. Among these fundamental restrictions, the Fund may not purchase any security if, as a result of the purchase, more than 25% of the Fund's total assets (taken at the time of purchase) would be invested in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries being treated as separate industries for the purpose of this restriction). However, the Fund may invest more than 25% of its total assets in securities the issuer of which is deemed to be in the financial institutions industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. The Fund may not, however, invest more than 25% of its total assets in Senior Loans to Borrowers in the financial services industry and securities of other issuers in the financial services industry. There is no limitation with respect to obligations issued or guaranteed by the U.S. government or any of its agencies or instrumentalities. Except for the fundamental restrictions and policies set forth as such in the Statement of Additional Information, the Fund's investment objective and policies are not fundamental policies and accordingly may be changed by the Board without obtaining the approval of shareholders.

                                PRINCIPAL RISKS
You should consider the following Principal Risks before investing in the Fund. As described below, these risks could cause you to lose money as a result of investing in the Fund. The Fund is a closed-end management investment company. The Fund is designed primarily for long-term investors and not as a trading vehicle.


Non-Payment. Senior Loans, like other corporate debt obligations, are subject to the risk of non-payment of scheduled interest or principal. Non-payment would result in a reduction of income to the Fund, a reduction in the value of the Senior Loan experiencing non-payment and a potential decrease in the net asset value of the Fund. The Fund generally will invest in collateralized Senior Loans only if the Advisor believes the value of the collateral, which may include guarantees, exceeds the principal amount of the Senior Loan at the time of initial investment. However, there can be no assurance that the liquidation of any collateral would satisfy the Borrower's obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. Moreover, as a practical matter, most Borrowers cannot satisfy their debts by selling their assets. Borrowers pay their debts from the cash flow they generate. This is particularly the case for Borrowers that are highly leveraged. Many of the Senior Loans purchased by the Fund will be to highly leveraged Borrowers. If the Borrower's cash flow is insufficient to pay its debts as they come due, the Borrower is far more likely to seek to restructure its debts than it is to sell off assets to pay its Senior Loans. Borrowers may try to restructure their debts either by seeking protection from creditors under Chapter 11 of the federal Bankruptcy Code or negotiating a work out. In the event of bankruptcy of a Borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a Senior Loan. To the extent that a Senior Loan is collateralized by stock in the Borrower or its subsidiaries, such stock may lose all or substantially all of its value in the event of bankruptcy of the Borrower. The Agent generally is responsible for determining that the Lenders have obtained a perfected security interest in the collateral securing the Senior Loan. If a Borrower files for protection from creditors under Chapter 11 of the Bankruptcy Code, the Code will impose an automatic stay that prohibits the Agent from liquidating collateral. The Agent may ask the bankruptcy court to lift the stay. As a practical matter, the court is unlikely to lift the stay if it concludes that the Borrower has a chance to emerge from the reorganization proceedings and the collateral is likely to hold most of its value. If the Lenders have a good security interest, the Senior Loan will be treated as a separate class in the reorganization proceedings and will retain a priority interest in the collateral. Chapter 11 reorganization plans typically are the product of negotiation among the Borrower and the various creditor classes. Successful negotiations may require the Lenders to extend the time for repayment, change the interest rate or accept some consideration in the form of junior debt or equity securities. A work out outside of bankruptcy may produce similar concessions by senior lenders.


Some Senior Loans in which the Fund may invest are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such Senior Loans to current or future indebtedness of the Borrower or take other action detrimental to the holders of Senior Loans, such as the Fund, including, under certain circumstances, invalidating such Senior Loans. Lenders commonly have obligations pursuant to the Loan Agreement, which may include the obligation to make additional loans or release collateral.

Below Investment Grade Securities. Securities rated below investment grade are commonly referred to as high-yield debt or "junk debt." They are regarded as predominantly speculative with respect to the issuing company's continuing ability to meet principal and interest payments. The prices of high-yield securities have been found to be less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic downturns or individual corporate developments. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in the prices of high-yield securities.

The secondary market in which high-yield securities are traded is generally less liquid than the market for higher-grade debt. Less liquidity in the secondary trading market could adversely affect the price at which the Fund could sell a high-yield Senior Loan, and could adversely affect the net asset value of the Fund's shares. At times of less liquidity, it may be more difficult to value high-yield Senior Loans because this valuation may require more research, and elements of judgment may play a greater role in the valuation since there is less reliable, objective data available.

Investments in high-yield Senior Loans may result in greater net asset value fluctuation than if the Fund did not make such investments.


There is no limit on the percentage of assets that may be invested in Senior Loans and other securities that are rated below investment grade or that are unrated but of comparable quality, although the Fund does not intend to invest more than 10% of its assets in Senior Loans rated below B- or B3 by S&P or Moody's (and unrated Senior Loans considered by the Advisor to be of comparable quality).



Restrictions on Resale. Senior Loans, at present, generally are not readily marketable and may be subject to restrictions on resale. Interests in Senior Loans generally are not listed on any national securities exchange or automated quotation system and no active market may exist for many of the Senior Loans in which the Fund may invest. To the extent that a secondary market may exist for the Senior Loans in which the Fund invests, such market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The Fund has no limitation on the amount of its assets that may be invested in Senior Loans that are not readily marketable or are subject to restrictions on resale. Because a substantial portion of the Fund's assets may be invested in Senior Loan interests, the ability of the Fund to dispose of its investments in a timely fashion and at a fair price may be restricted, and the Fund and shareholders may suffer capital losses as a result. However, many of the Senior Loans in which the Fund expects to purchase interests are of a relatively large principal amount and are held by a relatively large number of owners which should, in the Advisor's opinion, enhance the relative liquidity of such interests. The risks associated with illiquidity are particularly acute in situations where the Fund's operations require cash, such as when the Fund makes a Repurchase Offer for its shares, and may result in borrowing to meet short-term cash requirements.


Borrowing. The Fund is authorized to borrow money in an amount up to 33 1/3% of the Fund's total assets (after giving effect to the amount borrowed). The Fund is authorized to borrow money for the purpose of financing long-term investments, obtaining short-term liquidity in connection with quarterly repurchase offers and for temporary, extraordinary or emergency purposes. The use of leverage for investment purposes creates opportunities for greater total returns but at the same time involves risks. Any investment income or gains earned with respect to the amounts borrowed, which is in excess of the interest which is due on the borrowing, will augment the Fund's income. Conversely, if the investment performance with respect to the amounts borrowed fails to cover the interest on such borrowings, the value of the Fund's shares may decrease more quickly than would otherwise be the case and dividends on the shares would be reduced or eliminated. Interest payments and fees incurred in connection with such borrowings will reduce the amount of net income available for payment to the holders of Shares.

Repurchase Offer Risks. The Fund, as a fundamental policy, will make quarterly repurchases for 5% to 25% of shares outstanding at net asset value. (See "Periodic Repurchase Offers" below for more information.) However, the Fund's shares are less liquid than shares of funds that trade on a stock exchange, and Class B and Class C shareholders who offer for repurchase shares held for less than five years and one year, respectively, will pay an EWC. (See "How to Buy Shares.") Under limited circumstances, the Fund may suspend or postpone a quarterly repurchase offer--the Fund must meet regulatory requirements to do so. There is no guarantee that shareholders will be able to sell all of their shares that they desire to sell in a quarterly repurchase offer.

Closed-End Fund Risks. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list its shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the shares and the shares should be considered illiquid. The shares are, therefore, not readily marketable. The shares of closed-end investment companies often trade at a discount from their net asset values and, in the unlikely event that a secondary market for the shares were to develop, the shares likewise may trade at a discount from net asset value.


Legislation; Restrictions. To the extent that legislation or state or federal regulators impose additional requirements or restrictions with respect to the ability of financial institutions to make loans in connection with highly leveraged transactions, the availability of Senior Loan interests for investment by the Fund may be adversely affected. In addition, such requirements or restrictions may reduce or eliminate sources of financing for affected Borrowers. Further, to the extent that legislation or federal or state regulators require such institutions to dispose of Senior Loan interests relating to highly leveraged transactions or subject such Senior Loan interests to increased regulatory scrutiny, such financial institutions may determine to sell Senior Loan interests in a manner that results in a price that, in the opinion of the Advisor, is not indicative of fair value. Were the Fund to attempt to sell a Senior Loan interest at a time when a financial institution was engaging in such a sale with respect to the Senior Loan interest, the price at which the Fund could consummate such a sale might be adversely affected.


Financial Services Industry Concentration. The financial services industries are subject to extensive government regulation which can limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively affect the financial services industries. Insurance companies can be subject to severe price competition. The financial services industries are currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear. For instance, recent business combinations have included insurance, finance, and securities brokerage under single ownership. Some primarily retail corporations have expanded into the securities and insurance industries. Moreover, the federal laws generally separating commercial and investment banking have been repealed.

Prepayment Risk. Borrowers may pay back principal before the scheduled due date. Borrowers may find it advantageous to prepay principal due to a decline in interest rates or an excess in cash flow. Such prepayments may require the Fund to replace a Senior Loan with a lower-yielding security. This may adversely affect the net asset value of the Fund's shares.

Limited Information. The types of Senior Loans in which the Fund will invest historically have not been rated by a nationally recognized statistical rating organization, have not been registered with the SEC or any state securities commission, and have not been listed on any national securities exchange. Although the Fund will generally have access to financial and other information made available to the Lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for rated, registered or exchange listed securities. As a result, the performance of the Fund and its ability to meet its investment objective is more dependent on the analytical ability of the Advisor than would be the case for an investment company that invests primarily in rated, registered or exchange-listed securities.


Non-Diversification. The Fund has registered as a "non-diversified" investment company so that, subject to its investment restrictions, it will be able to invest more than 5% of the value of its assets in the obligations of any single issuer, including Senior Loans of a single Borrower or Participations purchased from a single Lender. (See "Investment Restrictions" in the Statement of Additional Information.) The Fund does not intend, however, to invest more than 5% of the value of its assets in interests in Senior Loans of a single Borrower, and the Fund intends to limit its investments so as to comply with the diversification requirements imposed by the Internal Revenue Code for qualification as a "regulated investment company." To the extent the Fund invests a relatively high percentage of its assets in obligations of a limited number of issuers, the Fund will be more susceptible than a more widely diversified investment company to the consequences of any single corporate, economic, political or regulatory occurrence.


Ongoing Monitoring. On behalf of the several Lenders, the Agent generally will be required to administer and manage the Senior Loans and, with respect to collateralized Senior Loans, to service or monitor the collateral. In this connection, the valuation of assets pledged as collateral will reflect market value and the Agent may rely on independent appraisals as to the value of specific collateral. The Agent, however, may not obtain an independent appraisal as to the value of assets pledged as collateral in all cases. The Fund normally will rely primarily on the Agent (where the Fund is a Primary Lender or owns an Assignment) or the selling Lender (where the Fund owns a Participation) to collect principal of and interest on a Senior Loan. Furthermore, the Fund usually will rely on the Agent (where the Fund is a Primary Lender or owns an Assignment) or the selling Lender (where the Fund owns a Participation) to monitor compliance by the Borrower with the restrictive covenants in the Loan Agreement and notify the Fund of any adverse change in the Borrower's financial condition or any declaration of insolvency. Collateralized Senior Loans will frequently be secured by all assets of the Borrower that qualify as collateral, which may include common stock of the Borrower or its subsidiaries. Additionally, the terms of the Loan Agreement may require the Borrower to pledge additional collateral to secure the Senior Loan, and enable the Agent, upon proper authorization of the Lenders, to take possession of and liquidate the collateral and to distribute the liquidation proceeds pro rata among the Lenders. If the terms of a Senior Loan do not require the Borrower to pledge additional collateral in the event of a decline in the value of the original collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the Borrower's obligations under the Senior Loan. Lenders that have sold Participation interests in such Senior Loan will distribute liquidation proceeds received by the Lenders pro rata among the holders of such Participations. The Advisor will also monitor these aspects of the Fund's investments and, where the Fund is a Primary Lender or owns an Assignment, will be directly involved with the Agent and the other Lenders regarding the exercise of credit remedies.

Investments in Equity Securities. To the extent the Fund invests in equity securities, the value of its portfolio will be affected by changes in the stock markets, which may be the result of domestic or international political or economic news, changes in interest rates, or changing investor sentiment. The stock market can be volatile and stock prices can change substantially. The equity securities of smaller companies are more sensitive to these changes than those of larger companies. This market risk will affect the Fund's net asset value, which will fluctuate as the value of the securities held by the Fund changes. Not all stock prices change uniformly or at the same time and not all stock markets move in the same direction at the same time. Other factors affect a particular stock's prices, such as poor earnings reports by an issuer, loss of major customers, major litigation against an issuer, or changes in governmental regulations affecting an industry. Adverse news affecting one company can sometimes depress the stock prices of all companies in the same industry. Not all factors can be predicted.

Investments in Non-U.S. Issuers. Investment in non-U.S. issuers involves special risks, including that non-U.S. issuers may be subject to less rigorous accounting and reporting requirements than are U.S. issuers, less rigorous regulatory requirements, differing legal systems and laws relating to creditors' rights, the potential inability to enforce legal judgments, and the potential for political, social and economic adversities.

Other Practices. The Fund may use various investment practices that involve special considerations, including engaging in interest rate and other hedging transactions, lending its portfolio securities, entering into when-issued and delayed-delivery transactions and entering into repurchase and reverse repurchase agreements. For further discussion of these practices and associated special considerations, see "Other Investment Practices."


Affiliation Risk. Due to the Advisor's affiliation with Fleet National Bank ("Fleet"), the Fund may be unable to purchase certain loans in which Fleet participates, because of regulatory restrictions. This limitation may prevent the Fund from investing in loans it might otherwise purchase, and could adversely affect the Fund's return. As a result of this restriction, the Fund also may invest a larger portion of its assets than it otherwise would in the secondary loan market, rather than in newly-issued loans. Under certain market conditions, loans purchased in the secondary market may generally be less attractive investments than newly-issued loans.



On October 27, 2003, Bank of America Corporation and FleetBoston Financial Corporation, the parent company of Fleet, announced a definitive agreement to merge. Currently, Bank of America and its affiliates are significantly more active than Fleet in the loan marketplace. If and when that merger is consummated, the restrictions and associated risks described above will apply to loans in which Bank of America or its affiliates participate, either as Agents, underwriters or buyers or sellers in the secondary market, and the number of loans available to the Fund for investment consequently may be further limited.


                          OTHER INVESTMENT PRACTICES

The Advisor may use some or all of the following investment practices when, in its opinion, their use is appropriate. These investment practices involve special risk considerations that are discussed below. Although the Advisor believes that these investment practices may further the investment objective, no assurance can be given that the utilization of these investment practices will achieve that result.

Structured Notes. The Fund may invest up to 10% of its total assets in structured notes, including "total rate of return swaps" with rates of return determined by reference to the total rate of return on one or more loans referenced in such notes. The rate of return on the structured note may be determined by applying a multiplier to the rate of total return on the referenced loan or loans. Application of a multiplier is comparable to the use of financial leverage, a speculative technique. Leverage magnifies the potential for gain and the risk of loss, because a relatively small decline in the value of a referenced loan could result in a relatively large loss in the value of a structured note. Structured notes are treated as Senior Loans for purposes of the Fund's policy of normally investing at least 80% of its net assets (plus any borrowings for investment purposes) in Senior Loans.

Interest Rate Swaps and Other Hedging Transactions. The Fund may enter into various interest rate hedging and risk management transactions. These interest rate hedging and risk management transactions may be considered to involve derivative instruments. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. There are many different types of derivatives with many different uses. The Fund expects to enter into these transactions primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate Senior Loans the Fund owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the investment portfolio. In addition, the Fund may also engage in hedging transactions, including entering into put and call options, to seek to protect the value of its portfolio against declines in net asset value resulting from changes in interest rates or other market changes. Market conditions will determine whether and in what circumstances the Fund would employ any hedging and risk management techniques. The Fund will not engage in any of these transactions for speculative purposes and will use them only as a means to hedge or manage the risks associated with assets held in, or anticipated to be purchased for, the investment portfolio or obligations incurred by the Fund. The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of Senior Loans. The Fund will incur brokerage and other costs in connection with its hedging transactions.

The Fund may enter into interest rate swaps or purchase or sell interest rate caps or floors. The Fund will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Fund with another party of their respective obligations to pay or receive interest; (i.e., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments). For example, the Fund may seek to shorten the effective interest rate redetermination period of a Senior Loan to a Borrower that has selected an interest rate redetermination period of one year. The Fund could exchange the Borrower's obligation to make fixed rate payments for one year for an obligation to make payments that readjust monthly. In such event, the Fund would consider the interest rate redetermination period of such Senior Loan to be the shorter period.

The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The notional principal amount for interest rate caps and floors is the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs. The Fund will not enter into swaps, caps or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Fund.


In circumstances in which the Advisor anticipates that interest rates will decline, the Fund might, for example, enter into an interest rate swap as the floating rate payor or, alternatively, purchase an interest rate floor. In the case of purchasing an interest rate floor, if interest rates declined below the floor rate, the Fund would receive payments from its counterparty which would wholly or partially offset the decrease in the payments it would receive with respect to the portfolio assets being hedged. In the case where the Fund purchases such an interest rate swap, if the floating rate payments fell below the level of the fixed rate payment set in the swap agreement, the Fund's counterparty would pay the Fund amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount. Such payments would offset or partially offset the decrease in the payments the Fund would receive with respect to floating rate portfolio assets being hedged.



The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of Senior Loans depends on the Advisor's ability to predict correctly the direction and extent of movements in interest rates. Although the Advisor believes that use of the hedging and risk management techniques described above will benefit the Fund, if the Advisor's judgment about the direction or extent of the movement in interest rates is incorrect, the Fund's overall performance would be worse than if it had not entered into any such transaction. For example, if the Fund had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Fund would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.



Inasmuch as these hedging transactions are entered into for good-faith risk management purposes, the Advisor and the Fund believe such obligations do not constitute senior securities. The Fund will usually enter into interest rate swaps on a net basis; (i.e., where the two parties make net payments with the Fund receiving or paying, as the case may be, only the net amount of the two payments). The net amount of the excess, if any, of the Fund's obligations over its entitlements with respect to each interest rate swap will be accrued and an amount of cash or liquid securities having an aggregate net asset value at least equal to the accrued excess will be maintained. If the Fund enters into a swap on other than a net basis, the Fund will maintain the full amount of its obligations under each such swap. Accordingly, the Fund does not treat swaps as senior securities. The Fund may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the NYSE or other entities determined to be creditworthy by the Advisor, pursuant to procedures adopted and reviewed on an ongoing basis by the Fund's Board of Trustees. If a default occurs by the other party to such transactions, the Fund will have contractual remedies pursuant to the agreements related to the transaction, but such remedies may be subject to bankruptcy and insolvency laws that could affect the Fund's rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and financial advisors acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations and they are less liquid than swaps. There can be no assurance, however, that the Fund will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms the Advisor believes are advantageous to the Fund. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Fund will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.


New financial products continue to be developed and the Fund may invest in any such products as may be developed to the extent consistent with its investment objective and the regulatory and federal tax requirements applicable to investment companies.

"When-issued" and "Delayed-delivery" Transactions. The Fund may also purchase and sell interests in Senior Loans and other portfolio securities on a "when-issued" and "delayed-delivery" basis. No income accrues to the Fund on such Senior Loans in connection with such purchase transactions prior to the date the Fund actually takes delivery of such Senior Loans. These transactions are subject to market fluctuation; the value of the interests in Senior Loans and other portfolio debt securities at delivery may be more or less than their purchase price, and yields generally available on such Senior Loans when delivery occurs may be higher or lower than yields on the Senior Loans obtained pursuant to such transactions. Because the Fund relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Fund missing the opportunity of obtaining a price or yield considered to be advantageous. When the Fund is the buyer in such a transaction, however, it will maintain cash or liquid securities having an aggregate value equal to the amount of such purchase commitments until payment is made. The Fund will make commitments to purchase such Senior Loans on such basis only with the intention of actually acquiring these Senior Loans, but the Fund may sell such Senior Loans prior to the settlement date if such sale is considered to be advisable. To the extent the Fund engages in "when-issued" and "delayed-delivery" transactions, it will do so for the purpose of acquiring Senior Loans for its investment portfolio consistent with its investment objective and policies and not for the purpose of investment leverage. No specific limitation exists as to the percentage of the Fund's assets that may be used to acquire securities on a "when-issued" or "delayed-delivery" basis.


Repurchase Agreements. The Fund may enter into repurchase agreements (a purchase of, and a simultaneous commitment to resell, a financial instrument at an agreed-upon price on an agreed-upon date) only with member banks of the Federal Reserve System and member firms of the NYSE. When participating in repurchase agreements, the Fund buys securities from a seller (e.g., a bank or brokerage firm) with the agreement that the seller will repurchase the securities at a higher price at a later date. Such transactions afford an opportunity for the Fund to earn a return on available liquid assets at minimal market risk, although the Fund may be subject to various delays and risks of loss if the counterparty is unable to meet its obligation to repurchase. Under the 1940 Act, repurchase agreements are deemed to be collateralized loans of money by the Fund to the counterparty. In evaluating whether to enter into a repurchase agreement, the Advisor will consider carefully the creditworthiness of the counterparty. If the member bank or member firm that is the party to the repurchase agreement petitions for bankruptcy or otherwise becomes subject to the U.S. Bankruptcy Code, the law regarding the rights of the Fund is unsettled. The securities underlying a repurchase agreement will be marked to market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and the Advisor will monitor the value of the collateral. No specific limitation exists as to the percentage of the Fund's assets that may be used to participate in repurchase agreements.

Reverse Repurchase Agreements. The Fund may enter into reverse repurchase agreements with respect to debt obligations that could otherwise be sold by the Fund. A reverse repurchase agreement is an instrument under which the Fund may sell an underlying debt security and simultaneously obtain the commitment of the purchaser (a commercial bank or a broker or dealer) to sell the security back to the Fund at an agreed-upon price on an agreed-upon date. The Fund will maintain cash or liquid securities in an amount sufficient to cover its obligations with respect to reverse repurchase agreements. The Fund receives payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. SEC regulations require either that securities sold by the Fund under a reverse repurchase agreement be segregated pending repurchase or that the proceeds be segregated on the Fund's books and records pending repurchase. Reverse repurchase agreements could involve risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Fund under a reverse repurchase agreement could decline below the price at which the Fund is obligated to repurchase them. Reverse repurchase agreements will be considered borrowings by the Fund and as such would be subject to the restrictions on borrowing described in the Statement of Additional Information under "Investment Restrictions." The Fund will not hold more than 5% of the value of its total assets in reverse repurchase agreements as of the time the agreement is entered into.

                        DISTRIBUTIONS AND INCOME TAXES
Distributions. Income dividends are declared each business day, paid monthly, and confirmed at least quarterly. Capital gains, if any, are distributed at least annually, usually in December. Shares accrue dividends as long as they are issued and outstanding (i.e., from the date the payment for the purchase order is received to the day before the repurchase settles).

Dividend payments are not guaranteed and may vary with each payment. The Fund does not pay "interest" or guarantee any fixed rate of return.

If you do not indicate on your application your preferences for handling distributions, the Fund will automatically reinvest all distributions in additional shares of the Fund. You can choose one of the following options for distributions when you open your account: (1) reinvest all distributions in additional shares of the Fund; (2) reinvest all distributions in shares of another fund; (3) receive dividends in cash and reinvest capital gains; or (4) receive all distributions in cash. Distributions of $10 or less will automatically be reinvested in additional shares. If you elect to receive distributions by check and the check is returned as undeliverable, or if you do not cash a distribution check within six months of the check date, the distribution will be reinvested in additional shares.


The Fund is authorized to borrow money subject to restrictions. (See "How the Fund Invests.") Under the 1940 Act, the Fund may not declare any dividend or other distribution on its shares unless the Fund has, at the time of declaration, asset coverage of at least 300% of its aggregate indebtedness, after deducting the amount of the distribution. This limitation may impair the Fund's ability to maintain its qualification for taxation as a regulated investment company.


Income Taxes. The Fund intends to satisfy those requirements relating to the sources of its income, the distribution of its income, and the diversification of its assets necessary to qualify for the special tax treatment afforded to regulated investment companies under the Internal Revenue Code (the "Code") and thereby be relieved of federal income or excise taxes to the extent that it distributes its net investment income and net realized capital gains to shareholders in accordance with the timing requirements imposed by the Code. For a detailed discussion of tax issues pertaining to the Fund, see "Additional Income Tax Considerations" in the Statement of Additional Information.


Your distributions will be taxable to you, under income tax law, whether received in cash or reinvested in additional shares. For federal income tax purposes, any distribution that is paid in January but was declared in October, November or December of the prior calendar year is deemed paid on December 31 in the prior calendar year.



You will be subject to federal income tax at ordinary rates on income dividends and distributions of net short-term capital gains, unless such dividends are "qualified dividend income" (as defined in the Internal Revenue Code) eligible for a reduced rate of tax. Distributions of net long-term capital gains will be taxable to you as long-term capital gains regardless of the length of time you have held your shares.


You will be advised annually as to the source of distributions for tax purposes. If you are not subject to tax on your income, you will not be required to pay tax on these amounts.


A shareholder who, pursuant to a Repurchase Offer, offers all of his or her shares for repurchase (and is not considered to own any other shares pursuant to attribution rules contained in the Code) may realize a taxable gain or loss depending upon the shareholder's basis in the shares. Such gain or loss realized on the disposition of shares (whether pursuant to a Repurchase Offer or in connection with a sale or other taxable disposition of shares in a secondary market) generally will be treated as long-term capital gain or loss if the shares have been held as a capital asset for more than one year and as short-term capital gain or loss if held as a capital asset for one year or less. If shares are sold at a loss after being held for six months or less, the loss will be treated as long-term instead of short-term capital loss to the extent of any capital gain distributions received on those shares. All or a portion of any loss realized on a sale or exchange of shares of the Fund will be disallowed if the shareholder acquires other shares of the Fund within 30 days before or after the disposition. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.


Different tax consequences may apply to shareholders whose shares are repurchased (other than shareholders who do not offer all of their shares for repurchase described in the previous paragraph) and to shareholders who do not offer their shares for repurchase in connection with the Repurchase Offer. For example, if a shareholder offers for repurchase fewer than all his shares, the proceeds received could be treated as a taxable dividend, a return of capital, or capital gain depending on the portion of shares repurchased, the Fund's earnings and profits, and the shareholder's basis in the repurchased shares. Moreover, when fewer than all shares owned by a shareholder are repurchased pursuant to a Repurchase Offer, there is a remote possibility that shareholders whose shares are not repurchased may be considered to have received a deemed distribution that is taxable to them in whole or in part. You may wish to consult your tax advisor prior to offering your shares for repurchase.

Backup Withholding. The Fund may be required to withhold federal income tax ("backup withholding") from certain payments to a shareholder, generally distribution payments and redemption proceeds. Backup withholding may be required if:
..  the shareholder fails to furnish its properly certified Social Security or other tax identification number;
.. the shareholder fails to certify that its tax identification number is correct or that it is not subject to backup withholding due to the underreporting of certain income;
.. the Internal Revenue Service ("IRS") informs the Fund that the shareholder's tax identification number is incorrect.

These certifications are contained in the application that you should complete and return when you open an account. The Fund must promptly pay to the IRS all amounts withheld. Therefore, it is usually not possible for the Fund to reimburse you for amounts withheld. You may, however, claim the amount withheld as a credit on your federal income tax return.

The federal income tax discussion set forth above is for general information only. Prospective investors should consult their advisors regarding the specific federal and state tax consequences of purchasing, holding and disposing of shares, as well as the effects of other state, local and foreign tax laws and any proposed tax law changes.

                            MANAGEMENT OF THE FUND

Board of Trustees and Investment Advisor. The Board of Trustees of the Fund has overall management responsibility for the Fund. See "Management" in the Statement of Additional Information for the names of and other information about the trustees and officers of the Fund.





Columbia Management Advisors, Inc. (the "Advisor"), located at 100 Federal Street, Boston, Massachusetts 02110, is the Fund's investment advisor. The Advisor is responsible for the Fund's management, subject to oversight by the Fund's Board of Trustees. In its duties as investment advisor, the Advisor runs the Fund's day-to-day business, including placing all orders for the purchase and sale of the Fund's portfolio securities. The Advisor is a direct wholly owned subsidiary of Columbia Management Group, Inc. ("Columbia Management"), which is an indirect wholly owned subsidiary of FleetBoston Financial Corporation. The Advisor, a registered investment advisor, has been an investment advisor since 1969.



On April 1, 2003, several advisory subsidiaries of Columbia Management, including Stein Roe & Farnham Incorporated ("Stein Roe"), merged into the Advisor (which previously had been known as Columbia Management Company). Before April 1, 2003, Stein Roe was the investment advisor to the Fund. As a result of the merger, the Advisor is now the investment advisor to the Fund.



Fees and Expenses. The Advisor provides portfolio management services to the Fund for a monthly management fee, computed and accrued daily, based on an annual rate of 0.45% of Average Daily Managed Assets of the Fund for the first $1 billion, 0.40% of Average Daily Managed Assets of the Fund for the next
$1 billion and 0.35% of Average Daily Managed Assets of the Fund for over $2 billion, and provides administrative services to the Fund for a monthly fee, computed and accrued daily, based on an annual rate of 0.20% of Average Daily Managed Assets of the Fund. "Average Daily Managed Assets" of the Fund means the average daily value of the total assets of the Fund less all accrued liabilities of the Fund (other than the aggregate amount of any outstanding borrowings constituting financial leverage).



Because the fee paid to the Advisor will be calculated on the basis of the Fund's managed assets, which include the proceeds of leverage, the dollar amount of the fees paid by the Fund to the Advisor will be higher (and the Advisor will be benefited to that extent) when leverage is utilized. The Advisor will utilize leverage only if it would result in a net benefit to the Fund shareholders after taking into account the higher fees and expenses associated with leverage (including higher management and administration fees).



The Advisor provides office space and executive and other personnel to the Fund and bears any sales or promotional expenses. The Fund pays all expenses other than those paid by the Advisor, including but not limited to printing and postage charges, securities registration and custodian fees, and expenses incidental to its organization.

Portfolio Managers. Brian W. Good and James R. Fellows, senior vice presidents of the Advisor, are primarily responsible for the day-to-day management of the Fund, and have been since the Fund commenced operations. Mr. Fellows and Mr. Good have been employed by the Advisor or its predecessor since April 1998.



Transfer Agent. Columbia Funds Services, Inc. ("Transfer Agent"), P.O. Box 8081, Boston, Massachusetts 02266-8081, an indirect wholly owned subsidiary of FleetBoston Financial Corporation, is the agent of the Fund for the transfer of shares, disbursement of dividends, and maintenance of shareholder accounting records.



Distributor. Fund shares are offered for sale through Columbia Funds Distributor, Inc. ("Distributor"), One Financial Center, Boston, MA 02111-2621. The Distributor is a subsidiary of the Advisor, an indirect wholly owned subsidiary of FleetBoston Financial Corporation.



Custodian. State Street Corporation ("Custodian"), 2 Avenue De Lafayette, Boston, MA 02111-2900, is the Custodian of the Fund. The Custodian, among other things, attends to the collection of principal and income and payment for and collection of proceeds of securities and other investments bought and sold.

                               HOW TO BUY SHARES

Your financial advisor can help you establish an appropriate investment portfolio, buy shares, and monitor your investments. When the Fund receives your purchase request in "good form," your shares will be bought at the next calculated net asset value. "Good form" means that you placed your order with Columbia Funds Services, Inc. or your financial advisor or your payment has been received and your application is complete, including all necessary signatures. The USA Patriot Act may require us to obtain certain personal information from you which we will use to verify your identity. If you do not provide the information, we may not be able to open your account. If we are unable to verify your customer information, we reserve the right to close your account or take such other steps as we deem reasonable.


Outlined below are various options for buying shares:


 Method             Instructions
 Through your       Your financial advisor can help you establish your
 financial advisor  account and buy Fund shares on your behalf. To receive the current trading day's price, your financial advisor
                    must receive your request prior to the close of regular
                    trading on the NYSE, usually 4:00 p.m. Eastern time. Your
                    financial advisor may charge you fees for executing the
                    purchase for you.
 -----------------------------------------------------------------------------
 By check           For new accounts send a completed application and check
 (new account)      made payable to the Fund and mailed to Columbia Funds
                    Services, Inc., P.O. Box 8081, Boston, MA 02266-8081.
 -----------------------------------------------------------------------------
 By check           For existing accounts fill out and return the additional
 (existing account) investment stub included in your account statement, or send a letter of instruction including your Fund name and
                    account number with a check made payable to the Fund and
                    mailed to Columbia Funds Services, Inc., P.O. Box 8081,
                    Boston, MA 02266-8081.
 -----------------------------------------------------------------------------
 By exchange        You or your financial advisor may acquire shares of the
                    Fund for your account by exchanging shares you own in a
                    different fund distributed by Columbia Funds Distributor,
                    Inc. for shares of the same class or Class A of the Fund
                    at no additional cost. There may be an additional charge
                    when exchanging from a money market fund. To exchange by
                    telephone, call 1-800-422-3737.
 -----------------------------------------------------------------------------
 By wire            You may purchase shares of the Fund by wiring money from
                    your bank account to your Fund account. To wire funds to
                    your Fund account, call 1-800-422-3737 for wiring
                    instructions.
 -----------------------------------------------------------------------------
 By electronic      You may purchase shares of the Fund by electronically
 funds transfer     transferring money from your bank account to your Fund
                    account by calling 1-800-422-3737. An electronic funds
                    transfer may take up to two business days to settle and
                    be considered in "good form." You must set up this
                    feature prior to your telephone request. Be sure to
                    complete the appropriate section of the application.
 -----------------------------------------------------------------------------
 Automatic          You may make monthly or quarterly investments
 investment plan    automatically from your bank account to your Fund
                    account. You may select a pre-authorized amount to be
                    sent via electronic funds transfer. Be sure to complete
                    the appropriate section of the application.
 -----------------------------------------------------------------------------
 Automated dollar   You may purchase shares of the Fund for your account by
 cost averaging     exchanging $100 or more each month from another fund for
                    shares of the same class of the Fund at no additional
                    cost. You must have a current balance of at least $5,000
                    in the fund the money is coming from. Exchanges will
                    continue so long as your fund balance is sufficient to
                    complete the transfers. You may terminate your program or
                    change the amount of the exchange (subject to the $100
                    minimum) by calling 1-800-345-6611. Be sure to complete
                    the appropriate section of the account application for
                    this feature.
 -----------------------------------------------------------------------------
 By dividend        You may automatically invest dividends distributed by
 diversification    another the fund into the same class of shares of the
                    Fund at no additional sales charge. To invest your dividends in the Fund, call 1-800-345-6611.

                              ELIGIBLE INVESTORS
Only Eligible Investors may purchase Class Z shares, directly or by exchange. The Eligible Investors described below are subject to different minimum initial investment requirements. Eligible Investors and their applicable investment minimums are as follows:

$1,000 minimum initial investment

.. Any shareholder (as well as any family member of a shareholder or person listed on an account registration for any account of the shareholder) of a fund distributed by Columbia Funds Distributor, Inc. (i) who holds Class Z shares; (ii) who holds Class A shares that were obtained by exchange of Class Z shares; or (iii) who purchased certain no-load shares of funds merged with funds distributed by Columbia Funds Distributor, Inc.;


.. Any trustee or director (or family member of a trustee or director) of any fund distributed by Columbia Funds Distributor, Inc.; and


..  Any employee (or family member of an employee) of FleetBoston Financial
   Corporation or its subsidiaries.


$100,000 minimum initial investment

.. Clients of broker-dealers or registered investment advisors that both recommend the purchase of Fund shares and charge clients an asset-based fee; and


.. Any insurance company, trust company, bank, endowment, investment company or foundation purchasing shares for its own account.


No minimum initial investment

.. Any client of Fleet National Bank or a subsidiary (for shares purchased through an asset management, trust, retirement plan administration or similar arrangement with Fleet National Bank or the subsidiary);


.. A retirement plan (or the custodian for such plan) with aggregate plan assets of at least $5 million at the time of purchase and which purchases shares directly from Columbia Funds Distributor, Inc. or through a third-party broker-dealer;


.. Investors purchasing through Columbia Management Group state tuition plans organized under Section 529 of the Internal Revenue Code; and


.. Any person investing all or part of the proceeds of a distribution, rollover or transfer of assets into a Columbia Management Individual Retirement Account, from any deferred compensation plan which was a shareholder of any of the funds of Columbia Acorn Trust (formerly named Liberty Acorn Trust) on September 29, 2000, in which the investor was a participant and through which the investor invested in one or more of the funds of Columbia Acorn Trust immediately prior to the distribution, transfer or rollover.



The Fund reserves the right to change the criteria for Eligible Investors and the investment minimums. No minimum investment applies to accounts participating in the automatic investment plan, however, each investment requires a $25 minimum purchase. The Fund also reserves the right to refuse a purchase order for any reason, including if it believes that doing so would be in the best interest of the Fund and its shareholders.

                            MULTIPLE SHARE CLASSES

Choosing a Share Class. The Fund offers one class of shares in this Prospectus--Class Z shares. Class Z shares are available to Eligible Investors at net asset value without a sales charge or early withdrawal charge. The Fund also offers Class A, B and C shares through a separate prospectus.



How to Exchange Shares. Shareholders of the Fund whose shares are repurchased during a Repurchase Offer may exchange those shares for Class Z or Class A (only if Class Z is not offered) shares of another fund distributed by the Distributor at net asset value. Fund shareholders will not be able to participate in this exchange privilege at any time other than in connection with a Repurchase Offer. If your shares are subject to an EWC, you will not be charged an EWC upon the exchange. However, when you sell the shares acquired through the exchange, the shares sold may be subject to a CDSC (a CDSC is the deferred sales charge applicable to the open-end Columbia Funds) or EWC, depending upon when you originally purchased the shares you are exchanging. For purposes of computing the CDSC or EWC, the length of time you have owned your shares will be computed from the date of your original purchase and the applicable CDSC or EWC will be the EWC of the original fund.



Unless your account is part of a tax-deferred retirement plan, an exchange is a taxable event, and you may realize a gain or a loss for tax purposes. The Fund may terminate your exchange privilege if the Advisor determines that your exchange activity is likely to adversely impact its ability to manage the Fund. To exchange by telephone, call 1-800-422-3737. Please have your account and taxpayer identification number available when calling.


                          PERIODIC REPURCHASE OFFERS
The Board has adopted share repurchase policies as fundamental policies. Those policies, which may not be changed without the vote of the holders of a majority of the Fund's outstanding voting securities, provide that each calendar quarter, the Fund intends to make a Repurchase Offer to repurchase a portion of the outstanding shares from shareholders who request repurchases. The price of the repurchases of shares normally will be the net asset value per share determined as of the close of business (4 p.m., Eastern time) on the date the Repurchase Offer ends or within a maximum of 14 days after the Repurchase Offer ends as described below.

Repurchase Procedure. At the beginning of each Repurchase Offer, shareholders will be notified in writing about the Repurchase Offer, how they may request that the Fund repurchase their shares and the deadline for shareholders to provide their repurchase requests to the Distributor (the "Repurchase Request Deadline"), which is the date the Repurchase Offer ends. The time between the notification of the shareholders and the Repurchase Request Deadline may vary from no more than six weeks to no less than three weeks. For each Repurchase Offer, it is anticipated that each Repurchase Request Deadline will be on the 15th day in each of the months of February, May, August and November, or, if the 15th day is not a business day, the next business day. The repurchase price of the shares will be the net asset value as of the close of regular trading on the NYSE on the date on which the repurchase price of shares will be determined (the "Repurchase Pricing Date"). It is anticipated that normally the Repurchase Pricing Date will be the same date as the Repurchase Request Deadline, and if so, the Repurchase Request Deadline will be set for a time no later than the close of regular trading on the NYSE on such date. The Fund has determined that the Repurchase Pricing Date may occur no later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day.

The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act and other pertinent laws. Shares offered for repurchase by shareholders by any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds will be paid to shareholders in cash within seven days after each Repurchase Pricing Date. The end of the seven days is referred to as the "Repurchase Payment Deadline."

Repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested, which may reduce returns. Moreover, diminution in the size of the Fund through repurchases without offsetting new sales may result in untimely sales of Senior Loans and a higher expense ratio and may limit the ability of the Fund to participate in new investment opportunities. The Fund may borrow to meet repurchase obligations, which entails risks and costs (see "Borrowing"). The Fund may also sell Senior Loans to meet repurchase obligations which may adversely affect the market for Senior Loans and reduce the Fund's value.

Repurchase Amounts. The Fund's Board of Trustees, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the "Repurchase Offer Amount") for a given Repurchase Request Deadline. However, the Repurchase Offer Amount will be at least 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.

If shareholders offer for repurchase more than the Repurchase Offer Amount for a given Repurchase Offer, the Fund may repurchase an additional amount of shares of up to 2% of the shares outstanding on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if the Fund determines to repurchase the additional 2% of the shares outstanding, but Fund shareholders offer shares for repurchase in excess of that amount, the Fund will repurchase the shares on a pro rata basis. The Fund may, however, accept all shares offered for repurchase by shareholders who own less than 100 shares and who offer all their shares, before accepting on a pro rata basis shares offered by other shareholders. In the event there is an oversubscription of a Repurchase Offer, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund at net asset value during the Repurchase Offer.

Notices to Shareholders. Notice of each quarterly Repurchase Offer (and any additional discretionary repurchase offers) will be given to each beneficial owner of shares between 21 and 42 days before each Repurchase Request Deadline. The notice will contain information shareholders should consider in deciding whether or not to offer their shares for repurchase. The notice will also include detailed instructions on how to offer shares for repurchase. The notice will state the Repurchase Offer Amount. The notice will also identify the dates of the Repurchase Request Deadline, scheduled Repurchase Pricing Date, and scheduled Repurchase Payment Deadline. The notice will describe the risk of fluctuation in the net asset value between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the Fund may use an earlier Repurchase Pricing Date than the scheduled Repurchase Pricing Date (if the scheduled Repurchase Pricing Date is not the Repurchase Request Deadline). The notice will describe (i) the procedures for shareholders to offer their shares for repurchase, (ii) the procedures for the Fund to repurchase shares on a pro rata basis, (iii) the circumstances in which the Fund may suspend or postpone a Repurchase Offer, and (iv) the procedures that will enable shareholders to withdraw or modify their offers of shares for repurchase until the Repurchase Request Deadline. The notice will set forth the net asset value of the shares to be repurchased no more than seven days before the date of notification, and how shareholders may ascertain the net asset value after the notification date.

Repurchase Price. The current net asset value of the shares is computed daily. The Fund's Board of Trustees, or committees thereof, has determined that the time at which the net asset value will be computed will be as of the close of regular trading on the NYSE. You may call 1-800-426-3750 to learn the net asset value per share. The notice of the Repurchase Offer will also provide information concerning the net asset value per share, such as the net asset value as of a recent date or a sampling of recent net asset values, and a toll-free number for information regarding the Repurchase Offer.

Suspension or Postponement of Repurchase Offer. The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Internal Revenue Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or
(d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements. The Fund must maintain liquid assets equal to their Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of their respective net assets equal to at least 100% of the Repurchase Offer Amount consists of assets (a) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline; or (b) that mature by the Repurchase Payment Deadline.

The Board of the Fund has adopted procedures that are reasonably designed to ensure that the assets are sufficiently liquid so that the Fund can comply with the Repurchase Offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, their respective Boards will take whatever action they deem appropriate to ensure compliance.

                                NET ASSET VALUE
The purchase or redemption price of Class Z shares is the net asset value per share. The Fund determines the net asset value of each class of its shares as of the close of regular trading on the NYSE (currently 4 p.m., Eastern time) by dividing the difference between the values of each class' assets and liabilities by the number of that class' shares outstanding. Net asset value will not be determined on days when the NYSE is closed unless, in the judgment of the Fund's Board of Trustees, the net asset value should be determined on any such day, in which case the determination will be made at 4 p.m., Eastern time.


The Senior Loans in which the Fund will invest generally are not listed on any securities exchange. Certain Senior Loans are traded by institutional investors in an over-the-counter secondary market for Senior Loan obligations that has developed over the past several years. This secondary market for those Senior Loans generally is comparatively illiquid relative to markets for other income securities and no active trading market exists for many Senior Loans. In determining net asset value, the Fund will utilize the valuations of Senior Loans furnished to the Advisor by an independent third-party pricing service. The pricing service provider has no obligation to provide a valuation for a Senior Loan if it believes that it cannot determine such a valuation. There can be no assurance that the pricing service provider will continue to provide these services or will provide a value for each Senior Loan held by the Fund. However, the Advisor believes that if the pricing service provider declines to continue to act as such for the Fund, or does not provide values for a significant portion of the Senior Loans in the Fund's portfolio, one or more alternative independent third-party pricing service providers will be available to provide comparable services on similar terms.



A pricing service provider typically will value Senior Loans at the mean of the highest bona fide bid and lowest bona fide ask prices when current quotations are readily available. If the Advisor believes that a value provided by a pricing service provider does not represent a fair value as a result of information, specific to that Senior Loan or Borrower or its affiliates, of which the Advisor believes that the pricing agent may not be aware, the Advisor may in its discretion value the Senior Loan at a fair value subject to procedures approved by the Board and reviewed on a periodic basis, and the Fund will utilize that price instead of the price as determined by the pricing service provider. In addition to such information, the Advisor will consider, among other factors, (i) the creditworthiness of the Borrower and (ii) the current interest rate, the period until next interest rate reset and maturity of such Senior Loan interests in determining a fair value of a Senior Loan. If the pricing service does not provide a value for a Senior Loan or if no pricing service provider is then acting, a value will be determined by the Advisor in the manner described above.



It is expected that the Fund's net asset value will fluctuate as a function of interest rate and credit factors. Although the Fund's net asset value will vary, the Advisor expects the Fund's policy of acquiring interests in floating or variable rate Senior Loans to minimize fluctuations in net asset value as a result of changes in interest rates. Accordingly, the Advisor expects the value of the investment portfolio to fluctuate significantly less than a portfolio of fixed-rate, longer term obligations as a result of interest rate changes. Other long-term debt securities for which market quotations are not readily available are valued at fair value based on valuations provided by pricing services approved by the Fund's Board of Trustees, which may employ electronic data processing techniques, including a matrix system, to determine valuations. The value of interest rate swaps, caps, and floors will be determined in accordance with a formula and then confirmed periodically by obtaining quotations. Short-term debt securities with remaining maturities of 60 days or less are valued at their amortized cost, which does not take into account unrealized gains or losses. The Board believes that the amortized cost represents a fair value for such securities. Short-term debt securities with remaining maturities of more than 60 days for which market quotations are not readily available are valued by use of a matrix prepared by the Advisor based on quotations for comparable securities. Other assets and securities held by the Fund for which these valuation methods do not produce a fair value are valued by a method that the Board believes will determine a fair value.


                            PERFORMANCE INFORMATION
The Fund seeks to provide an effective yield that is higher than other short-term instrument alternatives. From time to time, the Fund may include its current and/or effective yield based on various specific time periods. Yields will fluctuate from time to time and are not necessarily representative of future results.

The current yield is calculated by annualizing the most recent monthly distribution (i.e., multiplying the distribution amount by 365/31 for a 31 day month) and dividing the product by the current maximum offering price. The effective yield is calculated by dividing the current yield by 365/31 and adding 1. The resulting quotient is then taken to the 365/31st power and reduced by 1. The result is the effective yield.

On occasion, the Fund may compare its yield to: (a) LIBOR, quoted daily in the The Wall Street Journal; (b) the CD Rate as quoted daily in the Wall Street Journal as the average of top rates paid by major New York banks on primary new issues of negotiable CDs, usually on amounts of $1 million or more; (c) the Prime Rate, quoted daily in The Wall Street Journal as the base rate on corporate loans at large U.S. money center commercial banks; (d) one or more averages compiled by Donoghue's Money Fund Report, a widely recognized independent publication that monitors the performance of money market mutual funds; (e) the average yield reported by the Bank Rate Monitor National Index/TM /for money market deposit accounts offered by the 100 leading banks and thrift institutions in the ten largest standard metropolitan statistical areas; (f) yield data published by Lipper, Inc.; (g) the yield on an investment in 90-day Treasury bills on a rolling basis, assuming quarterly compounding; or
(h) the yield on an index of loan funds comprised of all continually offered closed-end bank loan funds, as categorized by Lipper (the "loan fund index"). In addition, the Fund may compare the Prime Rate, the Donoghue's averages and the other yield data described above to each other. Yield comparisons should not be considered indicative of the Fund's yield or relative performance for any future period.

From time to time advertisements and other sales materials for the Fund may include information concerning the historical performance of the Fund. Any such information may include a distribution rate and an average compounded distribution rate of the Fund for specified periods of time. Such information may also include performance rankings and similar information from independent organizations such as Lipper, Inc., Business Week, Forbes or other industry publications. The Fund will calculate its standardized 30-day yield in accordance with the SEC's formula, which is described in the section "Investment Performance" in the Statement of Additional Information.

The Fund's distribution rate generally is determined on a monthly basis with respect to the immediately preceding monthly distribution period. The distribution rate is computed by first annualizing the Fund's distributions per Share during such a monthly distribution period and dividing the annualized distribution by the Fund's maximum offering price per Share on the last day of such period. The Fund calculates the compounded distribution rate by adding one to the monthly distribution rate, raising the sum to the power of 12 and subtracting one from the product. In circumstances in which the Fund believes that, as a result of decreases in market rates of interest, its expected monthly distributions may be less than the distributions with respect to the immediately preceding monthly distribution period, the Fund reserves the right to calculate the distribution rate on the basis of a period of less than one month.

When utilized by the Fund, distribution rate and compounded distribution rate figures are based on historical performance and are not intended to indicate future performance. Distribution rate, compounded distribution rate and net asset value per share can be expected to fluctuate over time.

Advertisements and communications to present or prospective shareholders also may cite a total return for any period. Total return is calculated by subtracting the net asset value of a single purchase of shares at a given date from the net asset value of those shares (assuming reinvestment of distributions) or a later date. The difference divided by the original net asset value is the total return. The Fund may include information about the total return on the Loan Fund Index, and compare that to the total return of the Fund and other indices.

In calculating the Fund's total return, all dividends and distributions are assumed to be reinvested in additional shares of the Fund at net asset value. Therefore, the calculation of the Fund's total return and effective yield reflects the effect of compounding. The calculations of total return, current yield and effective yield do not reflect the amount of any shareholder income tax liability, which would reduce the performance quoted. If the Fund's fees or expenses are waived or reimbursed, the Fund's performance will be higher.

Finally, the Fund may include information on the history of its net asset value per share and the net asset value per share of the Loan Fund Index, including comparisons between them, in advertisements and other material furnished to present and prospective shareholders. Information about the performance of the Fund or other investments is not necessarily indicative of future performance and should not be considered a representative of what an investor's yield or total return may be in the future.

                    ORGANIZATION AND DESCRIPTION OF SHARES
The Fund is a Massachusetts business trust organized under an Agreement and Declaration of Trust ("Declaration of Trust") dated June 8, 1999, which provides that each shareholder shall be deemed to have agreed to be bound by the terms thereof. The Declaration of Trust may be amended by a vote of either the Fund's shareholders or its trustees. The Fund offers four classes of shares--Class A, Class B, Class C, and Class Z. Class A, B and C shares are offered through a separate prospectus.

Under Massachusetts law, shareholders of a Massachusetts business trust such as the Fund could, in some circumstances, be held personally liable for unsatisfied obligations of the trust. However, the Declaration of Trust provides that persons extending credit to, contracting with, or having any claim against the Fund shall look only to its assets for payment under such credit, contract or claim, and that the shareholders, trustees and officers of the Fund shall have no personal liability therefor. The Declaration of Trust requires that notice of such disclaimer of liability be given in each contract, instrument or undertaking executed or made on behalf of the Fund. Further, the Declaration of Trust provides for indemnification of any shareholder against any loss and expense arising from personal liability solely by reason of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is believed to be remote, because it would be limited to circumstances in which the disclaimer was inoperative and the Fund was unable to meet its obligations.

The shares are not, and are not expected to be, listed for trading on any national securities exchange nor, to the Fund's knowledge, is there, or is there expected to be, any secondary trading market in the shares.

Dividends, Voting and Liquidation Rights. Each common share of beneficial interest of the Fund has one vote and shares equally with other shares of its class in dividends and distributions when and if declared by the Fund and in the Fund's net assets upon liquidation. All shares, when issued, are fully paid and are non-assessable by the Fund. There are no preemptive or conversion rights applicable to any of the common shares except for such conversion rights that may be established by the Trustees in connection with the designation of a class of shares including the conversion of

Class B shares to Class A shares eight years after purchase. Fund shares do not have cumulative voting rights and, as such, holders of more than 50% of the shares voting for Trustees can elect all Trustees and the remaining shareholders would not be able to elect any Trustees. The Fund does not intend to hold annual meetings of shareholders.

Anti-Takeover Provisions in the Declaration of Trust. The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund. In addition, in the event a secondary market were to develop in the shares, such provisions could have the effect of depriving holders of shares of an opportunity to sell their shares at a premium over prevailing market prices.

The Declaration of Trust requires the favorable vote of the holders of not less than three-fourths of the outstanding shares then entitled to vote to authorize certain transactions, unless at least three-fourths of the members of the Fund's Board of Trustees then in office and at least three-fourths of the non-interested trustees who have acted in such capacities for at least 12 months authorize such transaction and then only a vote of the majority of the holders of the outstanding shares then entitled to vote is required.

The Fund's Board of Trustees has determined that the voting requirements described above, which are greater than the minimum requirements under Massachusetts law or the 1940 Act, are in the best interests of shareholders generally. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

Status of Shares. The Fund's Board of Trustees may classify or reclassify any issued or unissued shares of the Fund into shares of any class by redesignating such shares or by setting or changing in any one or more respects, from time to time, prior to the issuance of such shares, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of repurchase of such shares. Any such classification or reclassification will comply with the provisions of the 1940 Act.


As of November 30, 2003, the following shares of the Fund were outstanding:



                                                             (4)
                         (2)             (3)         Amount Outstanding
            (1)         Amount   Amount held by Fund Exclusive of Amount
       Title of Class Authorized   for its Account     Shown Under (3)
       -----------------------------------------------------------------
          Class A     Unlimited           0              9,333,280.174
          Class B     Unlimited           0              7,837,262.671
          Class C     Unlimited           0             10,799,389.843
          Class Z     Unlimited           0              1,109,640.980


                              SHAREHOLDER REPORTS

The Fund issues reports to its shareholders annually and semi-annually that include financial information.


                             FINANCIAL STATEMENTS
The Fund will furnish without charge, when available, copies of its Annual Report and any subsequent Semi-Annual Report to shareholders upon request to the Fund, One Financial Center, Boston, Massachusetts 02111-2621, or by telephone toll-free at 1-800-426-3750.

           TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION


                                                               Page
            The Fund..........................................    2
            Investment Policies...............................    2
            Portfolio Investments and Strategies..............    3
            Investment Restrictions...........................    7
            Other Investment Policies.........................    7
            Repurchase Offer Fundamental Policy...............    8
            Management of the Fund............................    9
            Financial Statements..............................   21
            Principal Shareholders............................   22
            Investment Advisory and Other Services............   22
            Distributor.......................................   23
            Transfer Agent....................................   25
            Custodian.........................................   25
            Independent Accountants...........................   26
            Programs for Reducing or Eliminating Sales Charges   26
            Portfolio Transactions............................   28
            Additional Income Tax Considerations..............   31
            Investment Performance............................   31
            Appendix--Ratings.................................   33




--------------------------------------------------------------------------------

[LOGO] ColumbiaFunds\(R)\

       A Member of Columbia Management Group

       (C)2004 Columbia Funds Distributor, Inc.
       One Financial Center, Boston, MA 02111-2621
       800.426.3750 www.columbiafunds.com


                                                          762 - 01/633 Q - 1203





            Statement of Additional Information Dated January 1, 2004

                      COLUMBIA FLOATING RATE ADVANTAGE FUND


             One Financial Center, Boston, Massachusetts 02111-2621
                                 1-800-426-3750


     This Statement of Additional Information is not a prospectus but provides additional information that should be read in conjunction with the Fund's Prospectuses dated January 1, 2004 and any supplements thereto. A Prospectus may be obtained at no charge by telephoning 1-800-426-3750. Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the Prospectuses.


                                TABLE OF CONTENTS


                                                                          Page
The Fund ...............................................................     2
Investment Policies ....................................................     2
Portfolio Investments and Strategies ...................................     3
Investment Restrictions ................................................     7
Other Investment Policies ..............................................     7
Repurchase Offer Fundamental Policy ....................................     8
Management of the Fund .................................................     9
Financial Statements ...................................................    21
Principal Shareholders .................................................    22
Investment Advisory and Other Services .................................    22
Distributor ............................................................    23
Transfer Agent .........................................................    25
Custodian ..............................................................    25
Independent Accountants ................................................    26
Programs for Reducing or Eliminating Sales Charges .....................    26
Portfolio Transactions .................................................    28
Additional Income Tax Considerations ...................................    31
Investment Performance .................................................    31
Appendix--Ratings ......................................................    33



 762-16/655Q-120


                                        1

                                    THE FUND


     Columbia Floating Rate Advantage Fund ("Fund") is a non-diversified, closed-end management investment company. The Fund is engaged in a continuous public offering of its shares. The Fund makes Repurchase Offers on a quarterly basis to repurchase between 5% and 25% of its outstanding shares at the then current net asset value of the shares. The Fund offers four classes of shares--Classes A, B, C, and Z.

     Columbia Management Advisors, Inc. ("the "Advisor"), provides investment advisory, administrative, accounting and recordkeeping services to the Fund.

     On October 13, 2003, the Fund changed its name from Liberty Floating Rate Advantage Fund to its current name.

                               INVESTMENT POLICIES

     The following information supplements the discussion of the investment objective and policies of the Fund described in the Prospectuses. In pursuing its objective, the Fund will invest as described below and may employ the investment techniques described in the Prospectuses and elsewhere in this Statement of Additional Information. The investment objective is a non-fundamental policy and may be changed by the Fund's Board of Trustees without the approval of a "majority of the outstanding voting securities"/1/ of the Fund.

     The investment objective of the Fund is to provide a high level of current income, consistent with preservation of capital. To achieve this objective the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of Senior Loans to Borrowers that operate in a variety of industries and geographic regions (including domestic and foreign entities).

     Under normal market conditions, at least 80% of the Fund's net assets (plus any borrowings for investment purposes) will be invested in Senior Loans of domestic Borrowers or foreign Borrowers (so long as Senior Loans to such foreign Borrowers are U.S. dollar denominated and payments of interest and repayments of principal pursuant to such Senior Loans are required to be made in U.S. dollars). Although most Senior Loans are secured, the Fund may invest up to 20% of its total assets in interests in Senior Loans that are not secured by any collateral and in other permitted investments (as described below).


     In addition, during normal market conditions, the Fund may invest up to 20% of its total assets (including assets maintained by the Fund as a reserve against any additional loan commitments) in (i) high quality, short-term debt securities with remaining maturities of one year or less and (ii) warrants, equity securities and, in limited circumstances, junior debt securities acquired in connection with the Fund's investments in Senior Loans. Such high quality, short-term securities may include commercial paper rated at least Baa, P-3 or higher by Moody's Investors Service, Inc. ("Moody's") or BBB, A-3 or higher by Standard & Poor's ("S&P") (or if unrated, determined by the Advisor to be of comparable quality), interests in short-term loans and short-term loan participations of Borrowers having short-term debt obligations rated or a short-term credit rating at least in such rating categories (or if having no such rating, determined by the Advisor to be of comparable quality), certificates of deposit and bankers' acceptances and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. Such high quality, short-term securities may pay interest at rates that are periodically redetermined or may pay interest at fixed rates. For more information, please refer to the Prospectuses under the caption "Investment Objective and Policies."


___________________
/1/ A "majority of the outstanding voting securities" means the approval of the lesser of (i) 67% or more of the shares at a meeting if the holders of more than 50% of the outstanding shares are present or represented by proxy or (ii) more than 50% of the outstanding shares.

                                       2

                      PORTFOLIO INVESTMENTS AND STRATEGIES

     The following sets forth information about the investment policies of the Fund and the types of securities the Fund may buy. Please read this information together with information in the Prospectuses under the caption "How the Fund Invests."


     Senior Loans. Senior Loans generally are arranged through private negotiations between a Borrower and the Lenders represented in each case by one or more Agents of the several Lenders. Senior Loans in which the Fund will purchase interests generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates are generally the Prime Rate, LIBOR, the CD rate or other base lending rates used by commercial lenders. The Senior Loans in the Fund's investment portfolio will at all times have a dollar-weighted average time until next interest rate redetermination of 90 days or less. Because of prepayment provisions, the economic maturity of Senior Loans may vary substantially from the stated maturity of such loans. As a result of anticipated prepayments from time to time of Senior Loans in the investment portfolio, based on historical experience, the Advisor believes that the economic maturity of Senior Loans in the portfolio will be approximately 18-24 months.


     Participations and Assignments. The Fund may invest in Participations in Senior Loans, may purchase Assignments of portions of Senior Loans from third parties and may act as one of the group of Primary Lenders.


     When the Fund purchases a Participation, the Fund will typically enter into a contractual relationship with the Lender selling the Participation, but not with the Borrower. As a result, the Fund will assume the credit risk of both the Borrower and the Lender selling the Participation, and the Fund may not directly benefit from the collateral supporting the Senior Loan in which it has purchased the Participation. The Fund will purchase a Participation only when the Lender selling the Participation, and any other institution interpositioned between such Lender and the Fund at the time of investment, have outstanding debt obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's) or, if unrated, determined by the Advisor to be of comparable quality. The rights of the Fund when it acquires a Participation may be different from, and more limited than, the rights of Primary Lenders or of persons who acquire an Assignment. The Fund may pay a fee or forgo a portion of interest payments to the Lender selling a Participation or Assignment pursuant to the terms of such Participation or Assignment.

     Debt Restructuring. The Fund may purchase and retain in its portfolio an interest in a Senior Loan to a Borrower that has filed for protection under the federal bankruptcy laws or has had an involuntary bankruptcy petition filed against it by its creditors. The Advisor's decision to purchase or retain such an interest will depend on its assessment of the likelihood that the Fund ultimately will receive full repayment of the principal amount of the Senior Loan interests, the likely duration, if any, of a lapse in the scheduled repayment of principal, and prevailing interest rates. At times, in connection with the restructuring of a Senior Loan either outside of bankruptcy court or in the context of bankruptcy court proceedings, the Fund may determine or be required to accept equity securities or junior debt securities in exchange for all or a portion of a Senior Loan interest. Depending upon, among other things, the Advisor's evaluation of the potential value of such securities in relation to the price that could be obtained by the Fund at any given time upon sale thereof, the Fund may determine to hold such securities in its portfolio. Any equity security or junior debt security held by the Fund will not be treated as a Senior Loan and thus will not count toward the 80% of net assets (plus any borrowings for investment purposes) that normally will be invested in Senior Loans.


     Bridge Financing. The Fund may acquire interests in Senior Loans that are designed to provide temporary or "bridge" financing to a Borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. A Borrower's use of a bridge loan involves a risk that the Borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the Borrower's perceived creditworthiness.


     Other Securities. The Fund will acquire warrants, equity securities and junior debt securities only as are incident to the purchase or intended purchase of interests in collateralized Senior Loans. The Fund generally will acquire interests in warrants, equity securities and junior debt securities only when the Advisor believes that the relative value being given by the Fund in exchange for such interests is substantially outweighed by the potential value of such instruments.


     Investment in warrants, equity securities and junior debt securities entails certain risks in addition to those associated with investments in Senior Loans. Warrants and equity securities have a subordinate claim on a Borrower's assets as compared with debt securities, and junior debt securities have a subordinate claim on such assets as compared with Senior Loans. As such, the values of warrants and equity securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may have an adverse impact on the ability of the Fund to minimize fluctuations in its net asset value.



     Defensive Investment Policy. If the Advisor determines that market conditions temporarily warrant a defensive investment policy, the Fund may (but is not required to) invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash and high quality, short-term debt securities. The Fund may also engage in interest rate and other hedging transactions, lend portfolio holdings, purchase and sell interests in Senior Loans and other portfolio debt securities on a "when-issued" or "delayed-delivery" basis, and enter into repurchase and reverse repurchase agreements. These investment practices involve certain special risk considerations. The Advisor may use some or all of the following investment practices when, in the opinion of the Advisor, their use is appropriate. Although the Advisor believes that these investment practices may further the Fund's investment objective, no assurance can be given that the utilization of these investment practices will achieve that result.

                                       3

     Structured Notes. The Fund may invest up to 10% of its total assets in structured notes, including "total rate of return swaps" with rates of return determined by reference to the total rate of return on one or more loans referenced in such notes. The rate of return on the structured note may be determined by applying a multiplier to the rate of total return on the referenced loan or loans. Application of a multiplier is comparable to the use of financial leverage, which is a speculative technique. Leverage magnifies the potential for gain and the risk of loss, because a relatively small decline in the value of a referenced note could result in a relatively large loss in the value of a structured note. Structured notes are treated as Senior Loans for purposes of the Fund's policy of normally investing at least 80% of its net assets (plus any borrowings for investment purposes) in Senior Loans.

     Derivatives. The Fund may enter into various interest rate hedging and risk management transactions. Certain of these interest rate hedging and risk management transactions may be considered to involve derivative instruments. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. There are many different types of derivatives with many different uses. The Fund expects to enter into these transactions primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate financial instruments the Fund owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the Fund's investment portfolio. To the extent SEC guidance requires segregation of assets for certain derivative transactions, the Fund will segregate a portion of its assets while party to these derivative transactions.

     Hedging Transactions. In addition, the Fund may also engage in hedging transactions, including entering into put and call options, to seek to protect the value of its portfolio against declines in net asset value resulting from changes in interest rates or other market changes. Market conditions will determine whether and in what circumstances the Fund would employ any hedging and risk management techniques. The Fund will not engage in any of the transactions for speculative purposes and will use them only as a means to hedge or manage the risks associated with assets held in, or anticipated to be purchased for, the investment portfolio or obligations incurred by the Fund. The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of portfolio securities. The Fund will incur brokerage and other costs in connection with its hedging transactions.

     Interest Rate Swaps, Caps and Floors. The Fund may enter into interest rate swaps or purchase or sell interest rate caps or floors. The Fund will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Fund with another party of their respective obligations to pay or receive interest; (i.e., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments). For example, the Fund may seek to shorten the effective interest rate redetermination period of a Senior Loan to a Borrower that has selected an interest rate redetermination period of one year. The Fund could exchange the Borrower's obligation to make fixed rate payments for one year for an obligation to make payments that readjust monthly. In such event, the Fund would consider the interest rate redetermination period of such Senior Loan to be the shorter period.

     The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference between the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The notional principal amount for interest rate caps and floors is the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs. The Fund will not enter into swaps, caps or floors, if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Fund.


     In circumstances in which the Advisor anticipates that interest rates will decline, the Fund might, for example, enter into an interest rate swap as the floating rate payor or, alternatively, purchase an interest rate floor. In the case of purchasing an interest rate floor, if interest rates were to decline below the floor rate, the Fund would receive payments from its counterparty that would wholly or partially offset the decrease in the payments it would receive with respect to the portfolio assets being hedged. In the case where the Fund purchases such an interest rate swap, if the floating rate payments were to fall below the level of the fixed rate payment set in the swap agreement, the Fund's counterparty would pay the Fund amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount. Such payments would offset or partially offset the decrease in the payments the Fund would receive with respect to floating rate portfolio assets being hedged.

                                        4

     The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of Senior Loans depends on the Advisor's ability to predict correctly the direction and extent of movements in interest rates. Although the Advisor believes that use of the hedging and risk management techniques described above will benefit the Fund, if the Advisor's judgment about the direction or extent of the movement in interest rates is incorrect, the Fund's overall performance could be worse than if it had not entered into any such transaction. For example, if the Fund had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Fund would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.

     Inasmuch as these hedging transactions are entered into for good-faith risk management purposes, the Advisor and the Fund believe such obligations do not constitute senior securities. The Fund will usually enter into interest rate swaps on a net basis; (i.e., where the two parties make net payments with the Fund receiving or paying, as the case may be, only the net amount of the two payments). The net amount of the excess, if any, of the Fund's obligations over its entitlements with respect to each interest rate swap will be accrued and an amount of cash or liquid securities having an aggregate net asset value at least equal to the accrued excess will be maintained. If the Fund enters into a swap on other than a net basis, the Fund will maintain the full amount of its obligations under each such swap. Accordingly, the Fund does not treat swaps as senior securities. The Fund may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the New York Stock Exchange ("NYSE") or other entities determined to be creditworthy by the Advisor, pursuant to procedures adopted and reviewed on an ongoing basis by the Fund's Board of Trustees. If a default occurs by the other party to such transactions, the Fund will have contractual remedies pursuant to the agreements related to the transaction, but such remedies may be subject to bankruptcy and insolvency laws that could affect the Fund's rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and financial services firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations and they are less liquid than swaps. There can be no assurance, however, that the Fund will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms the Advisor believes are advantageous to the Fund. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Fund will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.


     New Financial Products. New financial products continue to be developed and the Fund may invest in any such products as may be developed to the extent consistent with its investment objective and the regulatory and federal tax requirements applicable to investment companies.

     Borrowing. The Fund is authorized to borrow money in an amount up to 33 1/3% of the Fund's total assets (after giving effect to the amount borrowed). The Fund is authorized to borrow money for the purpose of financing long-term investments, obtaining short-term liquidity in connection with quarterly repurchase offers and for temporary, extraordinary or emergency purposes. The use of leverage for investment purposes creates opportunities for greater total returns but at the same time involves certain risks. Any investment income or gains earned with respect to the amounts borrowed, which is in excess of the interest which is due on the borrowing, will augment the Fund's income. Conversely, if the investment performance with respect to the amounts borrowed fails to cover the interest on such borrowings, the value of the Fund's shares may decrease more quickly than would otherwise be the case and dividends on the shares would be reduced or eliminated. Interest payments and fees incurred in connection with such borrowings will reduce the amount of net income available for distribution to the holders of Shares.

     Lending of Portfolio Holdings. The Fund may seek to increase its income by lending financial instruments in its portfolio in accordance with present regulatory policies, including those of the Board of Governors of the Federal Reserve System and the SEC. Such loans may be made, without limit, to brokers, dealers, banks or other recognized institutional Borrowers of financial instruments and would be required to be secured continuously by collateral, including cash, cash

                                       5


equivalents or U.S. Treasury bills maintained on a current basis at an amount at least equal to the market value of the financial instruments loaned. The Fund would have the right to call a loan and obtain the financial instruments loaned at any time on five days' notice. For the duration of a loan, the Fund would continue to receive the equivalent of the interest paid by the issuer on the financial instruments loaned and also would receive compensation from the investment of the collateral. The Fund would not have the right to vote any financial instruments having voting rights during the existence of the loan, but the Fund could call the loan in anticipation of an important vote to be taken among holders of the financial instruments or in anticipation of the giving or withholding of their consent on a material matter affecting the financial instruments. As with other extensions of credit, such loans entail risks of delay in recovery or even loss of rights in the collateral should the Borrower of the financial instruments fail financially. However, the loans would be made only to borrowers deemed by the Advisor to be of good standing and when, in the judgment of the Advisor, the consideration that can be earned currently from loans of this type justifies the attendant risk. The creditworthiness of firms to which the Fund lends its portfolio holdings will be monitored on an ongoing basis by the Advisor pursuant to procedures adopted and reviewed, on an ongoing basis, by the Fund's Board of Trustees. No specific limitation exists as to the percentage of the Fund's assets that the Fund may lend.


     "When-Issued" and "Delayed-Delivery" Transactions. The Fund may also purchase and sell interests in Senior Loans and other portfolio securities on a "when-issued" and "delayed-delivery" basis. No income accrues to the Fund on such Senior Loans in connection with such purchase transactions prior to the date the Fund actually takes delivery of such Senior Loans. These transactions are subject to market fluctuation, the value of the interests in Senior Loans and other portfolio debt securities at delivery may be more or less than their purchase price, and yields generally available on such Senior Loans when delivery occurs may be higher or lower than yields on the Senior Loans obtained pursuant to such transactions. Because the Fund relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Fund missing the opportunity of obtaining a price or yield considered to be advantageous. When the Fund is the buyer in such a transaction, however, it will maintain cash or liquid securities having an aggregate value at least equal to the amount of such purchase commitments until payment is made. The Fund will make commitments to purchase such Senior Loans on such basis only with the intention of actually acquiring these Senior Loans, but the Fund may sell such Senior Loans prior to the settlement date if such sale is considered to be advisable. To the extent the Fund engages in "when-issued" and "delayed-delivery" transactions, it will do so for the purpose of acquiring Senior Loans for its investment portfolio consistent with its investment objective and policies and not for the purpose of investment leverage. No specific limitations exist as to the percentage of the Fund's assets that may be used to acquire securities on a "when-issued" or "delayed-delivery" basis.


     Repurchase Agreements. The Fund may enter into repurchase agreements (a purchase of, and simultaneous commitment to resell, a financial instrument at an agreed upon price on an agreed upon date) only with member banks of the Federal Reserve System and member firms of the NYSE. In entering into a repurchase agreement, the Fund buys securities from the bank or broker-dealer, with the agreement that the seller will repurchase the securities at a higher price at a later date. Such transactions afford an opportunity for the Fund to earn a return on available liquid assets at minimal market risk, although the Fund may be subject to various delays and risks of loss if the counterparty is unable to meet its obligation to repurchase. Under the 1940 Act, repurchase agreements are deemed to be collateralized loans of money by the Fund to the counterparty. In evaluating whether to enter into a repurchase agreement, the Advisor will consider carefully the creditworthiness of the counterparty. If the bank or broker-dealer that is the seller petitions for bankruptcy or otherwise becomes subject to the U.S. Bankruptcy Code, the law regarding the rights of the Fund is unsettled. The securities underlying a repurchase agreement will be marked to market every business day and adjusted in amount so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and the Advisor will monitor the value of the collateral. No specific limitation exists as to the percentage of the Fund's assets that may be invested in repurchase agreements.


     Reverse Repurchase Agreements. The Fund may enter into reverse repurchase agreements with respect to debt obligations that could otherwise be sold by the Fund. Under a reverse repurchase agreement, the Fund sells a debt security and simultaneously obtain the commitment of the purchaser (a commercial bank or a broker-dealer) to sell the security back to the Fund at an agreed upon price on an agreed upon date. The Fund will maintain cash or liquid securities in an amount sufficient to cover its obligations with respect to reverse repurchase agreements. The Fund receives payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. SEC regulations require either that securities sold by the Fund under a reverse repurchase agreement be segregated pending repurchase or that the proceeds be segregated on the Fund's books and records pending repurchase. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Fund under a reverse repurchase agreement could decline below the price at which the Fund is obligated to repurchase them. Reverse repurchase agreements are considered borrowings by the Fund and as such are subject to the restrictions on borrowing described below under "Investment Restrictions." The Fund will not hold more than 5% of the value of its total assets in reverse repurchase agreements as of the time the agreement is entered into.


     Rated Securities. For a description of the ratings applied by Moody's and S&P to short-term securities, please refer to the Appendix. The rated short-term securities described under "Investment Policies" above include securities given a rating conditionally by Moody's or provisionally by S&P. If the rating of a security held by the Fund is withdrawn or reduced, the Fund is not required to sell the security, but the Advisor will consider such fact in determining whether the Fund should continue to hold the security.

                                        6

     Portfolio Turnover. The frequency and amount of portfolio purchases and sales (known as the "turnover rate") will vary from year to year. It is anticipated that the Fund's turnover rate will be between 50% and 100%. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Advisor deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the securities held by the Fund will be sold whenever the Advisor believes it is appropriate to do so, without regard to the length of time a particular security may have been held. Higher portfolio turnover involves correspondingly greater brokerage commissions and other transaction costs that the Fund will bear directly.


                             INVESTMENT RESTRICTIONS

     The Fund operates under the following fundamental investment restrictions. The Fund may:

     1. issue senior securities or borrow money to the extent permitted by the 1940 Act;

     2.  only own real estate acquired as a result of owning securities;

     3.  purchase and sell futures contracts and related options;

     4. underwrite securities issued by others only when disposing of portfolio securities;

     5. make loans through lending of securities, through the purchase of debt instruments or similar evidence of indebtedness typically sold to financial institutions and through repurchase agreements;

     6. not concentrate more than 25% of its total assets in any one industry; provided that this limitation shall not apply with respect to obligations issued or guaranteed by the U.S. government or by its agencies or instrumentalities; and provided further that the fund will invest more than 25% and may invest up to 100% of its assets in securities of issuers in the industry group consisting of financial institutions and their holding companies, including commercial banks, thrift institutions, insurance companies and finance companies. For purposes of this restriction, the term "issuer" includes the Borrower and the Agent (as defined under "Prospectus Summary" in the Prospectuses); and

     7. not purchase or sell commodities or commodities contracts, except that, consistent with its investment policies, the Fund may purchase and sell financial futures contracts and options and may enter into swap agreements, foreign exchange contracts and other financial transactions not requiring the delivery of physical commodities.

     The above restrictions are fundamental policies and may not be changed without the approval of a "majority of the outstanding voting securities," as defined under "Investment Policies" above. The restrictions and other limitations set forth above will apply only at the time of purchase of securities and will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of an acquisition of securities. Notwithstanding the investment policies and restrictions of the Fund, the Fund may invest all or a portion of its investable assets in investment companies with substantially the same investment objective, policies and restrictions as the Fund.

                            OTHER INVESTMENT POLICIES

     As non-fundamental investment policies which may be changed by the Fund without a shareholder vote, the Fund may not:

     1. purchase securities on margin, but it may receive short-term credit to clear securities transactions and may make initial or maintenance margin deposits in connection with futures transactions; and

     2. invest in interests in oil, gas or other mineral exploration or development programs, including leases.

                                       7

                       REPURCHASE OFFER FUNDAMENTAL POLICY

     The Fund's Board of Trustees has adopted a resolution setting forth the Fund's fundamental policy that it will conduct quarterly Repurchase Offers (the "Repurchase Offer Fundamental Policy").

     The Repurchase Offer Fundamental Policy sets the interval between each Repurchase Offer at one quarter and provides that the Fund shall conduct a Repurchase Offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Request Deadline will be established by the Fund and will be based on factors such as market conditions, liquidity of the Fund's assets and shareholder servicing conditions. The Repurchase Offer Fundamental Policy also provides that the repurchase pricing shall occur not later than the fourteenth day after the Repurchase Request Deadline or the next business day if the fourteenth day is not a business day.

     The Repurchase Offer Fundamental Policy may be changed only by a majority vote of the outstanding voting securities. For more information, please refer to the Prospectuses under the caption "Periodic Repurchase Offers."


     Certain of the trustees and officers of the Fund also are trustees or officers of other investment companies managed by the Advisor or its affiliates; and some of the officers are also officers of Columbia Funds Distributor, Inc.


                                       8

MANAGEMENT OF THE FUND


The Advisor provides administrative and management services to the Fund. On April 1, 2003, Fleet Investment Advisors, Inc., Stein Roe & Farnham Incorporated, Colonial Management Associates, Inc. and Newport Pacific Management, Inc. ("NPMI"), merged into Columbia Management Advisors, Inc. Each of the four merging companies was a registered investment advisor and advised various funds in the Columbia Funds Complex. The Advisor, located at 100 Federal Street, Boston, Massachusetts 02110, is a direct wholly owned subsidiary of Columbia Management Group, Inc. (Columbia Management"), which is an indirect wholly owned subsidiary of FleetBoston Financial Corporation, a U.S. financial holding company. The Advisor is the surviving company in these mergers and is now the investment advisor. The Advisor has been an investment advisor since 1969.

In addition, immediately prior to the mergers described above and also on April 1, 2003, Newport Fund Management, Inc. ("NFMI"), a subsidiary of NPMI and a registered investment advisor that advised several funds in the Columbia Funds Complex, merged into NPMI. As a result of NPMI's merger into the Advisor, the Advisor is now the advisor to the Funds previously advised by NFMI.

The Board of Trustees of the Fund has overall management responsibility for the Fund. The following table sets forth certain information with respect to Trustees and officers of the Fund.

Columbia Funds Complex consists of the following funds (the "Funds"):

The series of Columbia Funds Trust I, the series of Columbia Funds Trust II, the series of Columbia Funds Trust III, the series of Columbia Funds Trust IV, the series of Columbia Funds Trust V, the series of Columbia Funds Trust VI, the series of Columbia Funds Trust VII, the series of Liberty Variable Investment Trust and 9 closed-end or interval management investment company portfolios. (For purposes of this Trustee and Trustees' Fees section only, the "Liberty Funds").

The series of Columbia Funds Trust VIII, the series of Columbia Funds Trust IX, the series of Columbia Funds Trust XI, the series of SteinRoe Variable Investment Trust and 3 closed-end management investment company portfolios. (For purposes of the Trustees and Trustees' Fees section only, the "Stein Roe Funds").

Two closed-end management investment company portfolios named Liberty All-Star Equity Fund and Liberty All-Star Growth Fund, Inc. (For purposes of this Trustees and Trustees' Fees section only, the "All-Star Funds").

Columbia Management Multi-Strategy Hedge Fund, LLC.

Columbia Balanced Fund, Inc., Columbia Common Stock Fund, Inc., Columbia Daily Income Company, Columbia Fixed Income Securities Fund, Inc., Columbia Growth Fund, Inc., Columbia High Yield Fund, Inc., Columbia International Stock Fund, Inc., Columbia National Municipal Bond Fund, Inc., Columbia Oregon Municipal Bond Fund, Inc., Columbia Real Estate Equity Fund, Inc., Columbia Short Term Bond Fund, Inc., Columbia Small Cap Growth Fund, Inc., Columbia Mid Cap Growth Fund, Inc., Columbia Strategic Value Fund, Inc., Columbia Technology Fund, Inc. and the series of CMG Fund Trust. (For purposes of this Trustees and Trustees' Fees section only, the "Columbia Funds").

The series of The Galaxy Funds. (For purposes of this Trustees and Trustees' Fees section only, the "Galaxy Funds").

The series of Columbia Acorn Trust and the series of Wanger Advisors Trust. (For purposes of this Trustees and Trustees' Fees section only, the "Acorn Funds" and "WAT Funds," respectively).


Trustees and Officers (this section applies to all of the funds)



The Trustees and officers serve terms of indefinite duration. The names, addresses and ages of the Trustees and officers of the Fund, the year each was first elected or appointed to office, their principal business occupations during at least the last five years, the number of portfolios overseen by each Trustee and other directorships they hold are shown below. Each officer listed below serves as an officer of each Fund in the Columbia Funds Complex.

                                        9

                                                                                                  Number of
                                                                                               Portfolios in
                                              Year First                                       Columbia Funds
                                              Elected or                                          Complex
   Name, Address               Position(s)   Appointed to      Principal Occupation(s)            Overseen              Other
      and Age                  with Funds     Office/1/        During Past Five Years             by Trustee     Directorships Held
      -------                  ----------     ---------        ----------------------             ----------     -------------------
Disinterested Trustees
Douglas A. Hacker (Age 48)     Trustee         1996        Executive Vice President -               124        Orbitz, Inc. (on-line
P.O. Box 66100                                             Strategy of United Airlines                            travel company)
Chicago, IL 60666                                          (airline) since December 2002
                                                           (formerly President of UAL
                                                           Loyalty Services (airline) from
                                                           September 2001 to December 2002;
                                                           Executive Vice President and
                                                           Chief Financial Officer of United
                                                           Airlines from March 1993 to
                                                           September 2001; Senior Vice
                                                           President and Chief Financial
                                                           Officer of UAL, Inc. prior thereto).

Janet Langford Kelly (Age 45)  Trustee         1996        Chief Administrative Officer             124                 None
3100 West Beaver Road                                      and Senior Vice President, Kmart
Troy, MI 48084-3163                                        Holding Corporation since
                                                           September 2003 (formerly Executive
                                                           Vice President-Corporate
                                                           Development and Administration,
                                                           General Counsel and Secretary,
                                                           Kellogg Company (food
                                                           manufacturer), from September 1999
                                                           to August 2003; Senior Vice
                                                           President, Secretary and General
                                                           Counsel, Sara Lee Corporation
                                                           (branded, packaged,
                                                           consumer-products manufacturer)
                                                           from January 1995 to September
                                                           1999.

Richard W. Lowry (Age 67)      Trustee         1995        Private Investor since August, 1987      1263                None
10701 Charleston Drive                                     (formerly Chairman and Chief Executive
Vero Beach, FL 32963                                       Officer, U.S. Plywood Corporation
                                                           (building products manufacturer)).


                                              10



                                                                                                  Number of
                                                                                                Portfolios in
                                              Year First                                        Columbia Funds
                                              Elected or                                          Complex
   Name, Address               Position(s)   Appointed to      Principal Occupation(s)            Overseen              Other
      and Age                  with Funds     Office/1/        During Past Five Years             by Trustee     Directorships Held
      -------                  ----------     ---------        ----------------------             ----------     -------------------
Charles R. Nelson (Age 61)     Trustee         1981        Professor of Economics, University of    124                 None
Department of Economics                                    Washington, since January 1976;
University of Washington                                   Ford and Louisa Van Voorhis
Seattle, WA 98195                                          Professor of Political Economy,
                                                           University of Washington, since
                                                           September 1993; Director,
                                                           Institute for Economic Research,
                                                           University of Washington, since
                                                           September 2001; Adjunct Professor
                                                           of Statistics, University of
                                                           Washington, since September 1980;
                                                           Associate Editor, Journal of Money
                                                           Credit and Banking, since
                                                           September, 1993; consultant on
                                                           economic and statistical matters.

John J. Neuhauser (Age 60)     Trustee         1985        Academic Vice President and Dean of      1273,4         Saucony, Inc.
84 College Road                                            Faculties since August 1999, Boston                 (athletic (formerly
Chestnut Hill, MA 02467-3838                               College Dean, Boston College School of              footwear); SkillSoft
                                                           Management from Corp. September,                       (E-Learning)
                                                           1977 to September, 1999).

Patrick J. Simpson (Age 58)    Trustee         2000        Partner, Perkins Coie L.L.P. (formerly,  124                 None
1211 S.W. 5th Avenue                                       Partner, Stoel Rives Boley Jones & Grey
Suite 1500                                                 (law firm)).
Portland, OR 97204



                                                                                                   Number of
                                          Year First                                             Portfolios in
                            Position(s)   Elected or                                             Columbia Funds
         Name, Address         with      Appointed to               Principal Occupation(s)     Complex Overseen         Other
            and Age            Funds       Office/1/                During Past Five Years         by Trustee     Directorships Held
            -------            -----       ---------                ----------------------         ----------     ------------------
Disinterested Trustees
Thomas E. Stitzel (Age 67)     Trustee        1998     Business Consultant since 1999 (formerly        124                 None
2208 Tawny Woods Place                                 Professor of Finance from 1975 to 1999
Boise, ID 83706                                        and Dean from 1977 to 1991, College of
                                                       Business, Boise State University);
                                                       Chartered Financial Analyst.





                                       11


                                                                                                      Number of
                                           Year First                                             Portfolios in
                              Position(s)  Elected or                                             Columbia Funds
         Name, Address           with     Appointed to              Principal Occupation(s)      Complex Overseen        Other
            and Age              Funds      Office/1/               During Past Five Years          by Trustee    Directorships Held
            -------              -----      ---------               ----------------------          ----------    ------------------
Disinterested Trustees
Thomas C. Theobald (Age 66)      Trustee       1996    Managing Director, William Blair Capital         124            Anixter
27 West Monroe Street                                  Partners (private equity investing) since                    International
Suite 3500                                             September 1994 (formerly Chief Executive                   (network support
Chicago, IL 60606                                      Officer and Chairman of the Board of                          equipment
                                                       Directors, Continental Bank Corporation                      distributor),
                                                       prior thereto).                                               Jones Lang
                                                                                                                    LaSalle (real
                                                                                                                  estate management
                                                                                                                    services) and
                                                                                                                  MONY Group (life
                                                                                                                     insurance).

Anne-Lee Verville (Age 58)       Trustee       1998    Author and speaker on educational systems        125/4/     Chairman of the
359 Stickney Hill Road                                 needs (formerly General Manager, Global                        Board of
Hopkinton, NH  03229                                   Education Industry from 1994 to 1997, and                  Directors, Enesco
                                                       President, Applications Solutions Division                    Group, Inc.
                                                       from 1991 to 1994, IBM Corporation (global                    (designer,
                                                       education and global applications)).                         importer and
                                                                                                                   distributor of
                                                                                                                    giftware and
                                                                                                                    collectibles).

Richard L. Woolworth (Age 62)    Trustee       1991    Chairman and Chief Executive Officer, The        124       NW Natural
100 S.W. Market Street #1500                           Regence Group (healthcare maintenance                      (natural gas
Portland, OR 97207                                     organization) (formerly Chairman and                       service provider)
                                                       Chief Executive Officer, BlueCross
                                                       BlueShield of Oregon; Certified Public
                                                       Accountant, Arthur Young & Company).


                                       12


                                                                                                    Number of
                                             Year First                                           Portfolios in
                              Position(s)    Elected or                                           Columbia Funds
         Name, Address           with       Appointed to              Principal Occupation(s)    Complex Overseen        Other
            and Age              Funds        Office/1/               During Past Five Years        by Trustee    Directorships Held
            -------              -----        ---------               ----------------------        ----------    ------------------
Interested Trustees

William E. Mayer/2/ (Age 63)     Trustee         1994    Managing Partner, Park Avenue Equity          126/3/       Lee Enterprises
399 Park Avenue                                          Partners (private equity) since                          (print media), WR
Suite 3204                                               February, 1999 (formerly Founding                          Hambrecht + Co.
New York, NY 10022                                       Partner, Development Capital LLC from                    (financial service
                                                         November 1996 to February, 1999; Dean                      provider) and
                                                         and Professor, College of Business and                      First Health
                                                         Management, University of Maryland from                     (healthcare)
                                                         October, 1992 to November, 1996).

Joseph R. Palombo/2/ (Age 50)    Trustee,        2000    Executive Vice President and Chief            125/5/            None
One Financial Center           Chairman of               Operating Officer of Columbia Management
Boston, MA 02111              the Board and              Group, Inc. (Columbia Management) since
                                President                December 2001 and Director, Executive
                                                         Vice President and Chief Operating
                                                         Officer of the Advisor since April 2003
                                                         (formerly Chief Operations Officer of
                                                         Mutual Funds, Liberty Financial
                                                         Companies, Inc. from August, 2000 to
                                                         November, 2001; Executive Vice President
                                                         of Stein Roe & Farnham Incorporated
                                                         (Stein Roe) from April, 1999 to April
                                                         2003; Director of Colonial Management
                                                         Associates, Inc. (Colonial) from April,
                                                         1999 to April 2003;; Director of Stein
                                                         Roe from September, 2000 to April 2003);
                                                         President of Columbia Funds and Galaxy
                                                         Funds since February 2003 (formerly Vice
                                                         President from September 2002 to
                                                         February 2003); Manager of  Stein Roe
                                                         Floating Rate Limited Liability Company
                                                         since



                                                        October, 2000; (formerly Vice President
                                                        of the Columbia Funds from April, 1999
                                                        to August, 2000; Chief Operating Officer
                                                        and Chief Compliance Officer, Putnam
                                                        Mutual Funds from December, 1993 to
                                                        March, 1999).

                                               13


/1/ In December 2000, the boards of each of the former Liberty Funds and former Stein Roe Funds were combined into one board of trustees responsible for the oversight of both fund groups (collectively, the "Liberty Board"). In October 2003, the trustees on the Liberty Board were elcted to the boards of the Columbia Funds (the "Columbia Board") and of the CMG Funds (the "CMG Funds Board"); simultaneous with that election, Patrick J. Simpson and Richard L. Woolworth, who had been directors on the Columbia Board and trustees on the CMG Funds Board, were appointed to serve as trustees of the Liberty Board. The date shown is the earliest date on which a trustee/director was elected or appointed to the board of a fund in the Columbia Funds Complex.
/2/ Mr. Mayer is an "interested person" (as defined in the 1940 Act) by reason of his affiliation with WR Hambrecht + Co. Mr. Palombo is an interested person as an employee of the the Advisor.
/3/ Messrs. Lowry, Neuhauser and Mayer each also serve as a director/trustee of the All-Star Funds, currently consisting of 2 funds, which are advised by an affiliate of the Advisor.
/4/ Mr. Neuhauser and Ms. Verville also serve as disinterested directors of Columbia Management Multi-Strategy Hedge Fund, LLC, which is advised by the Advisor.
/5/ Mr. Palombo also serves as an interested director of Columbia Management Mutli-Strategy Hedge Fund, LLC, which is advised by the Advisor.



                                                    Year First
                                   Position(s)      Elected or
         Name, Address                with         Appointed to                 Principal Occupation(s)
            and Age                   Funds           Office                    During Past Five Years
            -------                   -----           ------                    ----------------------
Officers

Vicki L. Benjamin (Age 42)              Chief           2001       Controller of the Columbia Funds and of the
One Financial Center                 Accounting                    Liberty All-Star Funds since May 2002;; Chief
Boston, MA 02111                     Officer and                   Accounting Officer of the Columbia Funds and
                                     Controller                    Liberty All-Star Funds since June, 2001;
                                                                   Controller and Chief Accounting Officer of the
                                                                   Galaxy Funds since September, 2002 (formerly
                                                                   Vice President, Corporate Audit, State Street
                                                                   Bank and Trust Company from May, 1998 to April,
                                                                   2001;Audit Manager from July, 1994 to June,
                                                                   1997; Senior Audit Manager from July, 1997 to
                                                                   May, 1998, Coopers & Lybrand, LLP)


                                       14


                                                     Year First
                                     Position(s)     Elected or
          Name, Address                 With        Appointed to                Principal Occupation(s)
             and Age                    Funds          Office                   During Past Five Years
             -------                    -----          ------                   ----------------------
Officers

J. Kevin Connaughton (Age 39)         Treasurer         2000       Treasurer of the Columbia Funds and of the
One Financial Center                                               Liberty All-Star Funds since December, 2000;
Boston, MA 02111                                                   Vice President of the Advisor since April 2003
                                                                   (formerly Controller of the Columbia Funds and
                                                                   of the Liberty All-Star Funds from February,
                                                                   1998 to October, 2000); Treasurer of the
                                                                   Galaxy Funds since September 2002; Treasurer,
                                                                   Columbia Multi-Strategy Hedge Fund, LLC since
                                                                   December 2002 (formerly Vice President of
                                                                   Colonial from February, 1998 to October,
                                                                   2000 and Senior Tax Manager, Coopers & Lybrand,
                                                                   LLP from April, 1996 to January, 1998).


David A. Rozenson (Age 49)            Secretary         2003       Secretary of the Columbia Funds and of the
One Financial Center                                               Liberty All-Star Funds since December 2003;
Boston, MA 02111                                                   Senior Counsel, Fleet Boston Financial
                                                                   Corporation since January 1996: Associate
                                                                   General Counsel, Columbia Management Group since
                                                                   November 2002.


                                       15


Trustees and Trustees' Fees


         The Advisor or its affiliates pay the compensation of all the officers of the funds in the Columbia Funds Complex, including the Trustees who are affiliated with the Advisor. For the fiscal year ended August 31, 2003 and the calendar year ended December 31, 2002, the Trustees received the following compensation for serving as trustees:

                                                                     Total Compensation from
                                                                       the Columbia Funds
                                                                       Complex Paid to the
                                                      Aggregate         Trustees for the
                           Pension or Retirement  Compensation from          Calendar
                            Benefits Accrued as   the Fund for the          Year Ended
                               Part of Fund       Fiscal Year Ended       December 31,
Trustee                        Expenses(a)         August 31, 2003           2002(b)
-------                        -----------         ---------------           -------
John A. Benning                    N/A                  N/A                 $12,306
Robert J. Birnbaum                 N/A                  N/A                  24,806
Tom Bleasdale(c)                   N/A                  N/A                  51,500
                                                        N/A
Lora S. Collins(c)                 N/A                  N/A                  96,000
James E. Grinnell(c)               N/A                  N/A                  24,806
Douglas A. Hacker                  N/A                1,068                  98,000
Janet Langford Kelly               N/A                  971                  97,000
Richard W. Lowry                   N/A                  991                 124,806
Salvatore Macera (d)               N/A                  857                  98,004
William E. Mayer                   N/A                1,024                 127,806
James L. Moody, Jr. (c)            N/A                  N/A                  91,000
Charles R. Nelson                  N/A                1,072                 120,182
John J. Neuhauser                  N/A                1,096                 124,974
Joseph R. Palombo(e)               N/A                  N/A                     N/A
Patrick J. Simpson                  NA                  N/A                  57,000
Thomas E. Stitzel                  N/A                  971                  98,000
Thomas C. Theobald                 N/A                1,024 (f)             102,000
Anne-Lee Verville(g)               N/A                1,157                 102,000
Richard L. Woolworth               N/A                  N/A                  57,000


(a) The Fund does not currently provide pension or retirement plan benefits to the Trustees.
(b) As of December 31, 2002, the Columbia Funds Complex consisted of 120 open-end and 14 closed-end management investment company portfolios As of December 27, 2000, the boards of trustees of the Liberty Funds and Stein Roe Funds were effectively combined into a single board for the Liberty Funds and Stein Roe Funds. Effective October 8, 2003, Patrick J. Simpson and Richard L. Woolworth, then directors/trustees of the Columbia Funds, were appointed to the board of trustees of the Liberty Funds and Stein Roe Funds. Also effective October 8, 2003, the trustees of the Liberty Funds and the Stein Roe Funds were elected as directors/trustees of the Columbia Funds. A single combined board of trustees/directors now oversees all of the Liberty Funds, Stein Roe Funds and Columbia Funds. The All-Star Funds, Columbia Management Multi-Strategy Hedge Fund, LLC, the Galaxy Funds, the Acorn Funds and the WAT Funds each have separate boards of trustees/directors.



(c) In connection with the combination of the Liberty Funds and Stein Roe Funds boards of trustees, Messrs. Bleasdale, Grinnell, Moody and Ms. Collins received $154,500, $75,000, $182,000 and $192,000, respectively, for retiring prior to their respective board's mandatory retirement age. This payment continued for the lesser of two years or until the date the Trustee would otherwise have retired at age 72. The payments, which began in 2001 and ended on October 1, 2002, were paid quarterly. FleetBoston Financial Corporation (FleetBoston) and the funds in the Columbia Funds Complex at the time each bore one-half of the cost of the payments. The portion of the payments borne by FleetBoston was paid by Liberty Financial Companies, Inc. ("LFC") prior to November 1, 2001, when the asset management business of LFC was acquired by Fleet National Bank, a subsidiary of FleetBoston. The Columbia Funds Complex portion of the payments will be allocated among the Columbia Funds Complex based on each fund's share of the Trustee fees for 2000.

(d) Mr. Macera retired as a Trustee from the Board of Trustees effective June 18, 2003.

                                        16

(e) Mr. Palombo does not receive compensation because he is an employee of the Advisor. Because Mr. Palombo is an "interested person" of Liberty Asset Management Company, he resigned his position as a director of the All-Star Funds on November 1, 2001, in connection with the acquisition of the asset management business of LFC by Fleet National Bank.

(f) During the fiscal year ended August 31, 2003, Mr. Theobald deferred $364 of his compensation from the Fund, pursuant to the deferred compensation plan. At December 31, 2002, the value of Mr. Theobald's compensation under that plan was $0.

(g) During the fiscal year ended August 31, 2003, Ms. Verville deferred $524 of her compensation from the Fund. In the calendar year ended December 31, 2002, she deferred $51,000 of her total compensation from the Columbia Funds Complex pursuant to the deferred compensation plan. At December 31, 2002, the value of Ms. Verville's account under that plan was $284,016.


Role of the Board of Trustees


     The Trustees of the Funds are responsible for the overall management and supervision of the Funds' affairs and for protecting the interests of the shareholders. The Trustees meet periodically throughout the year to oversee the Funds' activities, review contractual arrangements with service providers for the Funds and review the Funds' performance. The Trustees have created several committees to perform specific functions for the Funds.


Audit Committee


     Ms. Verville and Messrs. Hacker, Stitzel and Woolworth are members of the Audit Committee of the Board of Trustees of the Liberty Funds. Prior to October 8, 2003, Ms. Verville and Messrs. Hacker, Nelson and Neuhauser were members of the Audit Committee of the Board of Trustees of the Funds. The Audit Committee's functions include making recommendations to the Trustees regarding the selection and performance of the independent accountants, and reviewing matters relative to accounting and auditing practices and procedures, accounting records, and the internal accounting controls, of the Liberty Funds and certain service providers. In the fiscal year ended August 31, 2003, the Audit Committee convened ten times.


Governance Committee


     Messrs. Lowry, Mayer, Simpson and Theobald are members of the Governance Committee of the Board of Trustees of the Liberty Funds. Prior to October 8, 2003, Ms. Verville and Messrs. Hacker, Nelson and Neuhauser were members of the Governance Committee of the Board of Trustees of the Liberty Funds. The Governance Committee's functions include recommending to the Trustees nominees for independent Trustee positions and for appointments to various committees, performing periodic evaluations of the effectiveness of the Board, reviewing and recommending to the Board policies and practices to be followed in carrying out the Trustees' duties and responsibilties and reviewing and making recommendations to the Board regarding the compensation of the Trustees who are not affiliated with the Funds' investment advisors. The Governance Committee will consider candidates for Trustee recommended by shareholders. Written recommendations with supporting information should be directed to the Committee, in care of the Fund. In the fiscal year ended August 31, 2003, the Governance Committee convened four times.



Advisory Fees & Expenses Committee


     Ms. Kelly and Messrs. Mayer, Nelson and Neuhauser are members of the Advisory Fees and Expenses Committee of the Board of Trustees of the Liberty Funds. Prior to October 8, 2003, Ms. Kelly and Messrs. Mayer, Neuhauser, Stitzel and Theobald were members of the Advisory Fees and Expenses Committee of the Board of Trustees of the Liberty Funds. The Advisory Fees and Expenses Committee's functions include reviewing and making recommendations to the Board as to contracts requiring approval of a majority of the disinterested Trustees and as to any other contracts that may be referred to the Committee by the Board. In the fiscal year ended August 31, 2003, the Advisory Fees and Expenses Committee convened four times.


Investment Oversight Committees


Beginning in 2004, each Trustee of the Funds also will serve on an Investment Oversight Committee ("IOC"). Each IOC will be responsible for monitoring, on an ongoing basis, a select group of funds in the Columbia Funds Complex and will give particular consideration to such matters as the Funds' adherence to their investment mandates, historical performance, changes in investment processes and personnel, and proposed changes to investment objectives. Investment personnel who manage the Funds will attend IOC meetings from time to time to assist each

                                        17

IOC in its review of the Funds. Each IOC will meet four times a year. The following are members of the respective IOCs and the general categories of Funds which they will review:

     IOC #1: Messrs. Lowry, Mayer and Neuhauser will be responsible for reviewing Funds in the following asset categories: Large Growth Diversified, Large Growth Concentrated, Small Growth, Outside Managed (i.e., sub-advised), Municipal and Bank Loan.

     IOC #2: Messrs. Hacker and Palombo and Ms. Verville will be responsible for reviewing Funds in the following asset categories: Large Blend, Small Blend, Foreign Stock, Fixed Income - Multi Sector and Fixed Income - Core.

     IOC#3: Messrs. Theobald and Stitzel and Ms. Kelly will be responsible for reviewing Funds in the following asset categories: Large Value, Mid Cap Value, Small Value, Asset Allocation, High Yield and Money Market.

     IOC#4: Messrs. Nelson, Simpson and Woolworth will be responsible for reviewing Funds in the following asset categories: Large Blend, Mid Cap Growth, Small Growth, Asset Allocation, Specialty Equity, Taxable Fixed Income and Money Market.



Share Ownership

         The following table shows the dollar range of equity securities beneficially owned by each Trustee as of December 31, 2002 (i) in the Fund and
(ii) in the funds in the Columbia Funds Complex.

                                                                        Aggregate Dollar Range of Equity
                                      Dollar Range of Equity       Securities Owned in All Funds Overseen by
        Name of Trustee            Securities Owned in the Fund        Trustee in Columbia Funds Complex
        ---------------            ----------------------------        ---------------------------------
Disinterested Trustees
Douglas A. Hacker                               $0                               Over $100,000
Janet Langford Kelly                            $0                               Over $100,000
Richard W. Lowry                                $0                               Over $100,000
Salvatore Macera                                $0                             $50,001 - $100,000
Charles R. Nelson                               $0                               Over $100,000
John J. Neuhauser                               $0                               Over $100,000
Patrick J. Simpson                                                               Over $100,000
Thomas E. Stitzel                               $0                             $50,001 - $100,000
Thomas C. Theobald                              $0                               Over $100,000
Anne-Lee Verville (h)                           $0                                     $0
Richard L. Woolworth                            $0                              $10,001-$50,000

Interested Trustees
William E. Mayer                                $0                             $50,001 - $100,000
Joseph R. Palombo                               $0                                $1 - $10,000

(h) Ms. Verville has elected to defer her compensation as a trustee under the deferred compensation plan for independent trustees of the Columbia Funds Complex. The value of her deferred compensation is determined as if the amounts had been invested, as of the date of deferral, in shares of one or more funds in the complex as specified by her. At December 31, 2002, the value of her deferred compensation account exceeded $100,000.


Trustee Positions

As of December 31, 2002, no disinterested Trustee or any of their immediate family members owned beneficially or of record any class of securities of FleetBoston Financial, the Advisor, another investment advisor, sub-advisor or portfolio manager of any of the series in the Columbia Funds Complex or any person controlling, controlled by or under common control with any such entity.

                                        18

Approving the Investment Advisory Contract

In determining to approve the most recent annual extension of the Fund's management agreement, the Trustees met over the course of the year with the relevant investment advisory personnel from the Advisor and considered information provided by the Advisor relating to the education, experience and number of investment professionals and other personnel providing services under that agreement. See "Managing the Fund" in the Fund's Prospectus and "Trustees and Officers" in this SAI. The Trustees also took into account the time and attention devoted by senior management to the Fund and the other funds in the Columbia Funds Complex. The Trustees evaluated the level of skill required to manage the Fund and concluded that the human resources devoted by the Advisor to the Fund were appropriate to fulfill effectively the Advisor's duties under the agreement. The Trustees also considered the business reputation of the Advisor and its financial resources, and concluded that The Advisor would be able to meet any reasonably foreseeable obligations under the agreement.

The Trustees received information concerning the investment philosophy and investment process applied by the Advisor in managing the Fund. See "Investment Objectives and Policies," "Other Investment Policies" and "Principal I Risks" in the Fund's Prospectus. In this connection, the Trustees considered the Advisor's in-house research capabilities as well as other resources available to the Advisor's personnel, including research services available to the Advisor as a result of securities transactions effected for the Fund and other investment advisory clients. The Trustees concluded that the Advisor's investment process, research capabilities and philosophy were well suited to the Fund, given the Fund's investment goals and policies.

The Trustees considered the scope of the services provided by the Advisor to the Fund under the agreement relative to services provided by third parties to other mutual funds. See "Fund Charges and Expenses" and "Management of the Fund." The Trustees concluded that the scope of the Advisor's services to the Fund was consistent with the Fund's operational requirements, including, in addition to its investment goals, compliance with the Fund's investment restrictions, tax and reporting requirements and related shareholder services.

The Trustees considered the quality of the services provided by the Advisor to the Fund. The Trustees evaluated the Advisor's record with respect to regulatory compliance and compliance with the investment policies of the Fund. The Trustees also evaluated the procedures of the Advisor designed to fulfill the Advisorr's fiduciary duty to the Fund with respect to possible conflicts of interest, including the Advisor's code of ethics (regulating the personal trading of its officers and employees) (see "Management of the Fund"), the procedures by which the Advisor allocates trades among its various investment advisory clients and the record of the Advisor in these matters. The Trustees also received information concerning standards of the Advisor with respect to the execution of portfolio transactions. See "Management of the Fund."

The Trustees considered the Advisor's management of non-advisory services provided by persons other than the Advisor by reference, among other things, to the Fund's total expenses and the reputation of the Fund's other service providers. See "Fund Expenses" in the Fund's Prospectus. The Trustees also considered information provided by third parties relating to the Fund's investment performance relative to its performance benchmark(s), relative to other similar funds managed by the Advisor and relative to funds managed similarly by other advisors. The Trustees reviewed performance over various periods, including the Fund's one, five and ten year calendar year periods and/or the life of the Fund, as applicable (See "Investment Performance" in this SAI), as well as factors identified by the Advisor as contributing to the Fund's performance. See the Fund's most recent annual and semi-annual reports. The Trustees concluded that the scope and quality of the Advisor's services was sufficient to merit reapproval of the agreement for another year.

In reaching that conclusion, the Trustees also gave substantial consideration to the fees payable under the agreement. The Trustees reviewed information concerning fees paid to investment advisors of similarly-managed funds. The Trustees also considered the fees of the Fund as a percentage of assets at different asset levels and possible economies of scale to the Advisor. The Trustees evaluated the Advisor's profitability with respect to the Fund, concluding that such profitability appeared to be generally consistent with levels of profitability that had been determined by courts to be "not excessive." For these purposes, the Trustees took into account not only the actual dollar amount of fees paid by the Fund directly to the Advisor, but also so-called "fallout benefits" to the Advisor such as reputational value derived from serving as investment Advisor to the Fund and the research services available to the Advisor by reason of brokerage commissions generated by the Fund's turnover. In evaluating the Fund's advisory fees, the Trustees also took into account the complexity of investment management for the Fund relative to other types of funds. Based on challenges associated with less readily available market information about foreign issuers and smaller capitalization companies, limited liquidity of certain securities, and the specialization required for focused funds, the Trustees concluded that generally greater research intensity and trading acumen is required for equity funds, and for international or global funds, as compared to funds investing, respectively, in debt obligations or in U.S. issuers. Similarly, the Trustees concluded that, generally, small capitalization equity funds and focused funds including state specific municipal funds, require greater intensity of research and trading acumen than larger capitalization or more diversified funds. See "The Fund" in the Fund's Prospectus.

                                        19

Based on the foregoing, the Trustees concluded that the fees to be paid the Advisor under the advisory agreement were fair and reasonable, given the scope and quality of the services rendered by the Advisor.


General

Messrs. Lowry, Mayer and Neuhauser are also trustees/directors of the Liberty All-Star Funds. Messrs. Neuhauser and Palombo and Ms. Verville are also Directors of Columbia Management Mutli-Strategy Hedge Fund, LLC.

The Trustees serve as trustees of all open-end funds managed by the Advisor for which each Trustee (except Mr. Palombo) will receive an annual retainer of $45,000 and attendance fees of $8,000 for each regular and special joint board meeting and $1,000 for each special telephonic joint board meeting. Beginning in December 2003, Mr. Theobald began serving as the Chairman of the Board. Mr. Theobald receives an additional annual retainer of $40,000 for serving in this capacity. All committee chairs, except the



Audit Committee chair, receive an annual retainer of $5,000 and Committee chairs receive $1,500 for each special committee meeting attended on a day other than a regular joint board meeting day. The Audit Committee chair receives an annual retainer of $10,000 and receives $2,000 for each Audit Committee meeting. Committee members receive $1,500 for each special committee meeting attended on a day other than a regular joint board meeting day. Two-thirds of the Trustee fees are allocated among the funds in the Columbia Funds Complex based on each fund's relative net assets and one-third of the fees is divided equally among such funds.


Code of Ethics. The Fund, the Advisor, and Columbia Funds Distributor, Inc.
(the "Distributor" or "CFD") have adopted Codes of Ethics pursuant to the requirements of the Investment Company Act of 1940, as amended, ("1940 Act"). These Codes of Ethics permit personnel subject to the Codes to invest in securities, including securities that may be purchased or held by the Fund. These Codes of Ethics can be reviewed and copied at the Securities and Exchange Commission's ("SEC") Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. These Codes are also available on the EDGAR Database on the SEC's internet web site at http://sec.gov, and may also be obtained, after paying a duplicating fee, by electronic request to publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102

Anti-Money Laundering Compliance

The Fund is required to comply with various anti-money laundering laws and regulations. Consequently, the Fund may request additional information from you to verify your identity. If at any time the Fund believes a shareholder may be involved in suspicious activity or if certain account information matches information on government lists of suspicious persons, the Fund may choose not to establish a new account or may be required to "freeze" a shareholder's account. The Fund also may be required to provide a governmental agency with information about transactions that have occurred in a shareholder's account or to transfer monies received to establish a new account, transfer an existing account or transfer the proceeds of an existing account to a governmental agency. In some circumstances, the law may not permit the Fund to inform the shareholder that it has taken the actions described above.

Proxy Voting Policies

The Fund has delegated to the Advisor the responsibility to vote proxies relating to portfolio securities held by the Fund. In deciding to delegate this responsibility to the Advisor, the Board of Trustees of the Trust reviewed and approved the policies and procedures adopted by the Advisor. These included the procedures that the Advisor follows when a vote presents a conflict between the interests of the Fund and its shareholders and the Advisor, its affiliates, its other clients or other persons.

The Advisor's policy is to vote all proxies for Fund securities in a manner considered by the Advisor to be in the best interest of the Fund and its shareholders without regard to any benefit to the Advisor, its affiliates, its other clients or other persons. The Advisor examines each proposal and votes against the proposal, if, in its judgment, approval or adoption of the proposal would be expected to impact adversely the current or potential market value of the issuer's securities. The Advisor also examines each proposal and votes the proxies against the proposal, if, in its judgment, the proposal would be expected to eaffect adversely the best interest of the Fund. The Advisor determines the best interest of the Fund in light of the potential economic return on the Fund's investment.

                                        20

The Advisor addresses potential material conflicts of interest by having predetermined voting guidelines. For those proposals that require special consideration or in instances where special circumstances may require varying from the predetermined guideline, the Advisor's Proxy Committee determines the vote in the best interest of the Fund, without consideration of any benefit to the Advisor, its affiliates, its other clients or other persons. A member of the Proxy Committee is prohibited from voting on any proposal for which he or she has a conflict of interest by reason of a direct relationship with the issuer or other party affected by a given proposal. Persons making recommendations to the Proxy Committee or its members are required to disclose to the Committee any relationship with a party making a proposal or other matter known to the person that would create a potential conflict of interest.

The Advisor has three classes of proxy proposals. The first two classes are predetermined guidelines to vote for or against specific proposals, unless otherwise directed by the Proxy Committee. The third class is for proposals given special consideration by the Proxy Committee. In addition, the Proxy Committee considers requests to vote on proposals in the first two classes other than according to the predetermined guidelines.

The Advisor generally votes in favor of proposals related to the following matters: selection of auditors (unless the auditor receives more than 50% of its revenues from non-audit activities from the company and its affiliates), election of directors (unless the proposal gives management the ability to alter the size of the board without shareholder approval), different persons for chairman of the board /chief executive officer (unless, in light of the size of the company and the nature of its shareholder base, the role of chairman and CEO are not held by different persons), compensation (if provisions are consistent with standard business practices), debt limits (unless proposed specifically as an anti-takeover action), indemnifications (unless for negligence and or breaches of fiduciary duty), meetings, name of company, principal office (unless the purpose is to reduce regulatory or financial supervision), reports and accounts (if the certifications required by Sarbanes-Oxley Act of 2002 have been provided), par value, shares (unless proposed as an anti-takeover action), share repurchase programs, independent committees, and equal opportunity employment.

The Advisor generally votes against proposals related to the following matters: super majority voting, cumulative voting, preferred stock, warrants, rights, poison pills, reclassification of common stock and meetings held by written consent.

The Advisor gives the following matters special consideration: new proposals, proxies of investment company shares (other than election of directors, selection of accountantsthose covered by the predetermined guidelines), mergers/acquisitions (proposals where a hostile merger/acquisition is apparent or where the Advisor represents ownership in more than one of the companies involved), shareholder proposals (other than those covered by the predetermined guidelines), executive/director compensation (other than those covered by the predetermined guidelines), pre-emptive rights and proxies of international issuers which block securities sales between submission of a proxy and the meeting (proposals for these securities are voted only on the specific instruction of the Proxy Committee and to the extent practicable in accordance with predetermined guidelines).

In addition, if a portfolio manager or other party involved with a client of the Advisor or Fund account concludes that the interest of the client or Fund requires that a proxy be voted on a proposal other than according to the predetermined guidelines, he or she may request that the Proxy Committee consider voting the proxy differently. If any person (or entity) requests the Proxy Committee (or any of its members) to vote a proxy other than according to a predetermined guideline, that person must furnish to the Proxy Committee a written explanation of the reasons for the request and a description of the person's (or entity's) relationship with the party proposing the matter to shareholders or any other matter known to the person (or entity) that would create a potential conflict of interest.

The Proxy Committee may vary from the predetermined guideline if it determines that voting on the proposal according to the predetermined guideline would be expected to impact adversely the current or potential market value of the issuer's securities or to affect adversely the best interest of the client. References to the best interest of a client refer to the interest of the client in terms of the potential economic return on the client's investment. In determining the vote on any proposal, the Proxy Committee does not consider any benefit other than benefits to the owner of the securities to be voted.

The Advisor's Proxy Committee is composed of operational and investment representatives of its regional offices as well as senior representatives of the Advisor's equity investments, equity research, compliance and legal functions. During the first quarter of each year, the Proxy Committee reviews all guidelines and establishes guidelines for expected new proposals. In addition to these reviews and its other responsibilities described above, its functions include annual review of its Proxy Voting Policy and Procedures to ensure consistency with internal policies and regulatory agency policies, and development and modification of voting guidelines and procedures as it deems appropriate or necessary.

The Advisor uses Institutional Shareholder Services ("ISS"), a third party vendor, to implement its proxy voting process. ISS provides proxy analysis, record keeping services and vote disclosure services.

                                        21

                              FINANCIAL STATEMENTS

         Please refer to the Fund's August 31, 2003 Financial Statements (statement of assets and liabilities and schedule of investments as of August 31, 2003 and the statement of operations, changes in net assets, cash flows, financial highlights and notes thereto) and the report of independent accountants contained in the August 31, 2003 Annual Report of the Fund. The Financial Statements and the report of independent accountants (but no other material from the Annual Report) are incorporated herein by reference. The Annual Report may be obtained at no charge by telephoning 1-800-422-3737.


                             PRINCIPAL SHAREHOLDERS

         As of November 30, 2003, the Trustees and officers of the Fund as a group owned less than 1% of the then outstanding shares of each class of the Fund.

         As of November 30, 2003, the only person(s) known by the Fund to own of record or "beneficially" 5% or more of its outstanding shares within the definition of that term as contained in Rule 13d-3 under the Securities Exchange Act of 1934 were as follows:



     -------------------------------------------------------------------------------------
                                                        PERCENTAGE & NUMBER OF
           NAME AND ADDRESS                             OUTSTANDING SHARES HELD
     -------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------
                                    Class A        Class B        Class C        Class Z

     -------------------------------------------------------------------------------------

     -------------------------------------------------------------------------------------

     -------------------------------------------------------------------------------------
     Fleet National Bank TTEE                                                     54.45%
     FBO Liberty Omnibus C/C
     Atttn:  Various Accounts
     P.O. Box 92800
     Rochester, NY 14692-8900
     -------------------------------------------------------------------------------------


                     INVESTMENT ADVISORY AND OTHER SERVICES

Columbia Management Advisors, Inc. (the "Advisor"), located at 100 Federal Street, Boston, Massachusetts 02110, is the Fund's investment advisor. The Advisor is responsible for the Fund's management, subject to oversight by the Fund's Board of Trustees. In its duties as investment advisor, the Advisor runs the Fund's day-to-day business, including placing all orders for the purchase and sale of the Fund's portfolio securities. The Advisor is a direct wholly owned subsidiary of Columbia Management Group, Inc. ("Columbia Management"), which is an indirect wholly owned subsidiary of FleetBoston Financial Corporation. The Advisor, a registered investment advisor, has been an investment advisor since 1969.

On April 1, 2003, several advisory subsidiaries of Columbia Management, including Stein Roe & Farnham Incorporated ("Stein Roe"), merged into the Advisor (which previously had been known as Columbia Management Company). Before April 1, 2003, Stein Roe was the investment advisor to the Fund. As a result of the merger, the Advisor is now the investment advisor to the Fund.

Please refer to the descriptions of the Advisor, the management and administrative agreements, fees, expense limitation, and transfer agency services under "Management of the Fund" and "Fund Expenses" in the Prospectuses, which are incorporated herein by reference.

The table below sets forth the fees paid by the Fund to the Advisor for the last three fiscal years:

----------------------------------------------------------------------------------------
                               Year ended           Year ended           Year ended
     Type of Payment             8/31/03              8/31/02             8/31/01
----------------------------------------------------------------------------------------
  (Dollars in thousands)
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
Administrative fee                      $524                 $677                $520
----------------------------------------------------------------------------------------
Management fee*                        1,178                1,524               1,170
----------------------------------------------------------------------------------------
Waiver/Reimbursement                    (697)                (803)               (616)
----------------------------------------------------------------------------------------

                                        22

Under the Fund's management agreement, the Fund pays the Advisor a monthly fee based on the average daily net assets of the Fund at the annual rate of 0.45% of the first $1 billion of the average daily net assets of the Fund, 0.40% of the next $1 billion, and 0.35% in excess of $2 billion.



         The Advisor provides office space and executive and other personnel to the Fund and bears any sales or promotional expenses. The Fund pays all expenses other than those paid by the Advisor, including but not limited to printing and postage charges, securities registration and custodian fees, and expenses incidental to its organization.

         The management agreement provides that neither the Advisor nor any of its directors, officers, stockholders (or partners of stockholders), agents, or employees shall have any liability to the Fund or any shareholder of the Fund for any error of judgment, mistake of law or any loss arising out of any investment, or for any other act or omission in the performance by the Advisor of its duties under the agreement, except for liability resulting from willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by the Advisor of its obligations and duties under the agreement.

         Any expenses that are attributable solely to the organization, operation, or business of the Fund shall be paid solely out of the Fund's assets. Any expenses incurred by the Fund that are not solely attributable to the Fund are apportioned in such manner as the Advisor determines is fair and appropriate, unless otherwise specified by the Fund's Board of Trustees.

Administrative Services

         Pursuant to a separate agreement with the Fund, the Advisor provides administrative and accounting services to the Fund. For these services, the Advisor receives an annual fee of 0.20% of average net assets, including assets representing leverage.

Bookkeeping and Accounting

         The Advisor is responsible for providing accounting and bookkeeping services to the Fund pursuant to a pricing and bookkeeping agreement. Under a separate agreement ("outsourcing agreement"), Colonial has delegated those functions to State Street Bank and Trust Company ("State Street"). The Advisor pays fees to State Street under the outsourcing agreement.

         Under its pricing and bookkeeping agreement with the Fund, the Advisor receives from the Fund a monthly fee consisting of a flat fee plus an asset-based fee, as follows:


..    an annual flat fee of $10,000, paid monthly; and
..    in any month that a fund in the complex has average net assets of more than
     $50 million, a monthly fee equal to the percentage of the average net assets of the fund for that month that is determined by the following formula:

          [(number of stand-alone funds and master funds for which State Street provides pricing and bookkeeping services under the outsourcing agreement x $105,000) + (number of feeder funds for which State Street provides pricing and bookkeeping services under the outsourcing agreement x $12,000) - (annual flat fees payable by each fund for which State Street provides pricing and bookkeeping services under the outsourcing agreement )] / (average monthly net assets of all stand-alone funds and feeder funds for which State Street provides pricing and bookkeeping services under the outsourcing agreement with average monthly net assets of more than $50 million in that month)


The Fund reimburses the Advisor for all out-of-pocket expenses and charges, including fees payable to third parties (other than State Street) for providing pricing data.


                                   DISTRIBUTOR

         Shares of the Fund are distributed by Columbia Funds Distributor, Inc. ("Distributor" or "CFD"), One Financial Center, Boston, MA 02111, under a Distribution Agreement (the "Agreement"). The Distributor is a subsidiary of the Advisor, which is an indirect subsidiary of FleetBoston Financial Corporation. The Agreement continues in effect from year to year, provided such continuance is approved annually (1) by a majority of the Fund's Board of Trustees or by a majority of the outstanding voting securities of the Fund, and (2) by a majority of the trustees who are not parties to the Agreement or interested persons of any such party. The Fund has agreed to pay all expenses in connection with registration of its shares with the SEC and auditing and filing fees in connection with registration of its shares under the various state blue sky laws and assumes the cost of preparation of the Prospectus and other expenses.


                                        23

Sales-related expenses (in thousands) of the Distributor relating to the Fund for the year ended August 31, 2003 were:



                                                     Class A   Class B     Class C
                                                     -------   -------     -------
Fees to FSFs                                           $201      $537        $393
Cost of sales material relating to the Fund
  (including printing and mailing expenses)              36        19          42
Allocated travel, entertainment and other
  promotional expenses (including advertising)          107        56         126

Distribution and Service Fees


         In addition to an early withdrawal charge, each of Class A, B, and C shares is authorized under a distribution plan ("Plan") to use the assets attributable to a class to finance certain activities relating to the distribution of shares to investors. These include marketing and other activities to support the distribution of the Class A, B, and C shares and the services provided to you by your financial advisor. The Plan was approved and reviewed in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act to permit it to have a multi-class structure, early withdrawal charges, and distribution fees.

         Under the Plan, distribution and service fees paid by the Fund to the Distributor may equal up to an annual rate of 0.35% of average daily net assets attributable to Class A shares, 0.70% of average daily net assets attributable to Class B shares, and 0.85% of average daily net assets attributable to Class C shares, respectively. Since the distribution and service fees are payable regardless of the Distributor's expenses, the Distributor may realize a profit from the fees. The Plan authorizes any other payments by the Fund to the Distributor and its affiliates to the extent that such payments might be construed to be indirect financing of the distribution of Fund shares.


         The Trustees believe that the Plan could be a significant factor in the growth and retention of Fund assets resulting in a more advantageous expense ratio and increased investment flexibility which could benefit each class of Fund shareholders. The Plan will continue in effect from year to year so long as continuance is specifically approved at least annually by a vote of the Trustees, including the Trustees who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan ("Independent Trustees"), cast in person at a meeting called for the purpose of voting on the Plan. The Plan may not be amended to increase the fee materially without approval by a vote of a majority of the outstanding voting securities of the relevant class of shares and all material amendments of the Plan must be approved by the Trustees in the manner provided in the foregoing sentence. The Plan may be terminated at any time by a vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of the relevant class of shares. The continuance of the Plan will only be effective if the selection and nomination of the Independent Trustees is effected by such Independent Trustees. For the year ended August 31, 2003, the Fund paid the following fees (in thousands) to the Distributor:


                     Year Ended
                  August 31, 2003
           Distribution
                Fees         Services Fees
                ----         -------------
  Class A     $65              $163
  Class B     $299             $166
  Class C     $362             $151
  Class Z     N/A              N/A


                   Year Ended                           Year Ended
                 August 31, 2002                     August 31, 2001
             Distribution                       Distribution
                 Fees         Services Fees         Fees         Service Fees
                 ----         -------------         ----         ------------
Class A     $100             $248              $98              $246
Class B     $375             $209              $226             $125
Class C     $406             $170              $258             $107
Class Z     N/A              N/A               N/A              N/A


                                       24


         Early Withdrawal Charges ("EWC"). Certain investments in Class A, B and C shares are subject to an EWC. You will pay the EWC only on shares you submit for repurchase within a certain amount of time after purchase. The EWC generally declines each year until there is no charge for repurchased shares. The EWC is applied to the net asset value at the time of purchase or repurchase, whichever is lower. For purposes of calculating the EWC, the start of the holding period is the first day of the month in which the purchase was made. Shares you purchase with reinvested dividends or capital gains are not subject to an EWC. When shares are repurchased, the Fund will automatically repurchase those shares not subject to an EWC and then those you have held the longest. This policy helps reduce and possibly eliminate the potential impact of the EWC. In certain circumstances, EWCs may be waived, as described in the Statement of Additional Information. For the year ended August 31, 2003, the Fund paid $958 (Class A), $242,910 (Class B) and $27,685 (Class C) to the Distributor on share redemptions.


         Conversion Feature. Class B shares will automatically convert to Class A shares after eight years and after that date converted shares will no longer be subject to the distribution fees applicable to Class B shares. Conversion will be on the basis of the relative net asset values per share, without the imposition of any sales charge, fee or other charge. The purpose of the conversion feature is to relieve the holders of Class B shares from asset-based distribution expenses applicable to such shares at such time as the Class B shares have been outstanding for a duration sufficient for the Distributor to have been substantially compensated for distribution-related expenses incurred in connection with those shares. Class C shares do not convert to Class A shares. Therefore, holders of Class C shares will continue to bear the asset-based distribution fees on the Class C shares for as long as they hold such shares.


                                 TRANSFER AGENT


         Columbia Funds Services, Inc. ((formerly named Liberty Funds Services, Inc.) "CFS"), located at One Financial Center, Boston, MA 02111, performs certain transfer agency services for the Fund, as described under "Management of the Fund" in the Prospectuses. Pursuant to an agreement with CFS (the "Agreement"), the Fund pays a shareholders' servicing and transfer agency fee to CFS as follows:

An annual open account fee of $34 per open account in a fixed income fund, plus a Fund's allocated share of reimbursement for the out-of-pocket expenses of CFS.

Prior to November 1, 2003, the Fund paid a shareholders' servicing and transfer agency fee to CFS as follows:


..    An account fee for each open account of $4.00 per annum, payable on a monthly basis, in an amount equal to 1/12 the per annum charge; plus

..    An account fee for each closed account of $1.50 per annum, payable on a monthly basis, in an amount equal to 1/12 the per annum charge; plus

..    A transaction fee of $1.40 per transaction occurring in Fund accounts during any month; plus

..    A monthly fee at the rate of 0.06% per annum of the average daily closing value of the total net assets of the Fund for such month; plus


..    The Fund's allocated share of CFS' out-of-pocket expenses, including fees payable to DST Systems, Inc. ("DST") under a remote services agreement with DST and recovery of one-time expenses for the conversion to DST's account processing system at a rate of 1/24/th/ of such one-time expenses per month.

For the fiscal years ended August 31, 2003, 2002 and 2001, the Fund paid $465, $576 and $301 to CFS (dollars in thousands), respectively, for services provided by this Agreement.


                                    CUSTODIAN


         State Street Corporation (the "Bank"), 2 Avenue De Lafayette, Boston, MA 02111-2900, is the custodian for the Fund. It is responsible for holding all investments, receiving and paying for securities purchased, delivering against payment securities sold, receiving and collecting income from investments, making all payments covering expenses, and performing other administrative duties, all as directed by authorized persons. The Bank does not exercise any supervisory function in such matters as purchase and sale of portfolio securities, payment of dividends, or payment of expenses.


         The Fund may invest in obligations of the Bank and may purchase or sell securities from or to the Bank.


                                        25

                             INDEPENDENT ACCOUNTANTS


         The independent accountants for the Fund are PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110. The independent accountants audit and report on the annual financial statements, review certain regulatory reports and the federal income tax returns, and perform other professional accounting, auditing, tax and advisory services when engaged to do so.


               PROGRAMS FOR REDUCING OR ELIMINATING SALES CHARGES


         Right of Accumulation and Statement of Intent (Class A shares only). Reduced sales charges on Class A shares can be effected by combining a current purchase with prior purchases of Class A, B, C and Z shares of the funds distributed by CFD. The applicable sales charge is based on the combined total of:


         1.  the current purchase; and

         2. the value at the public offering price at the close of business on the previous day of all funds' Class A shares held by the shareholder (except shares of any money market fund, unless such shares were acquired by exchange from Class A shares of another fund other than a money market fund and Class B, C and Z shares).


         CFD must be promptly notified of each purchase which entitles a shareholder to a reduced sales charge. Such reduced sales charge will be applied upon confirmation of the shareholder's holdings by CFS. A fund may terminate or amend this Right of Accumulation.


         Any person may qualify for reduced sales charges on purchases of Class A shares made within a thirteen-month period pursuant to a Statement of Intent ("Statement"). A shareholder may include, as an accumulation credit toward the completion of such Statement, the value of all Class A, B, C and Z shares held by the shareholder on the date of the Statement in funds (except shares of any money market fund, unless such shares were acquired by exchange from Class A shares of another non-money market fund). The value is determined at the public offering price on the date of the Statement. Purchases made through reinvestment of distributions do not count toward satisfaction of the Statement.


         During the term of a Statement, CFS will hold shares in escrow to secure payment of the higher sales charge applicable to Class A shares actually purchased. Dividends and capital gains will be paid on all escrowed shares and these shares will be released when the amount indicated has been purchased. A Statement does not obligate the investor to buy or a fund to sell the amount of the Statement.

         If a shareholder exceeds the amount of the Statement and reaches an amount which would qualify for a further quantity discount, a retroactive price adjustment will be made at the time of expiration of the Statement. The resulting difference in offering price will purchase additional shares for the shareholder's account at the applicable offering price. As a part of this adjustment, the financial service firm ("FSF") shall return to CFD the excess commission previously paid during the thirteen-month period.

         If the amount of the Statement is not purchased, the shareholder shall remit to CFD an amount equal to the difference between the sales charge paid and the sales charge that should have been paid. If the shareholder fails within twenty days after a written request to pay such difference in sales charge, CFS will redeem that number of escrowed Class A shares to equal such difference. The additional amount of FSF discount from the applicable offering price shall be remitted to the shareholder's FSF of record.

         Additional information about and the terms of Statements of Intent are available from your FSF, or from CFS at 1-800-426-3750.

         Reinstatement Privilege. An investor who has redeemed Class A, B or C shares may, upon request, reinstate within one year a portion or all of the proceeds of such sale in shares of the same Class of any fund at the NAV next determined after CFSreceives a written reinstatement request and payment. (Any EWC paid at the time of the redemption will be credited to the shareholder upon reinstatement. The period between the redemption and the reinstatement will not be counted in aging the reinstated shares for purposes of calculating any EWC or conversion date.) Investors who desire to exercise this privilege should contact their FSF or CFS. Shareholders may exercise this Privilege an unlimited number of times. Exercise of this privilege does not alter the Federal income tax treatment of any capital gains realized on the prior sale of fund shares, but to the extent any such shares were sold at a loss, some or all of the loss may be disallowed for tax purposes. Consult your tax advisor.

                                        26

         Privileges of Columbia Acorn Funds (formerly Liberty Acorn Funds) Shareholders. Any shareholder who owned shares of any fund of Columbia Acorn Trust on September 29, 2000 (when all of the then outstanding shares of Columbia Acorn Trust were re-designated Class Z shares) and who since that time has remained a shareholder of any fund distributed by CFD, may purchase Class A shares of any fund distributed by CFD at NAV in those cases where a Columbia Fund Class Z share is not available. Qualifying shareholders will not be subject to Class A initial or contingent deferred sales charges; however, they will be subject to the annual 12b-1 service fee.

         Privileges of Employees of the Advisor or Financial Service Firm Employees. Class A shares of certain funds may be sold at NAV to the following individuals whether currently employed or retired: Trustees of funds advised or administered by the Advisor; directors, officers and employees of the Advisor, CFD and other companies affiliated with the Advisor; registered representatives and employees of FSFs (including their affiliates) that are parties to dealer agreements or other sales arrangements with CFD; and such persons' families and their beneficial accounts.

         Exchanges for Clients of Affiliates of Investment Advisor. Clients of affiliates of CFD who have previously purchased shares of other investment companies and have been charged a front-end load or other sales charge on such purchases may exchange those shares for Class A shares of any funds distributed by CFD, without incurring an additional front-end load or sales charge for those exchanged shares. Certain funds may charge an annual Rule 12b-1 distribution and service fee.


         Sponsored Arrangements. Class A shares may be purchased at reduced or no sales charge pursuant to sponsored arrangements, which include programs under which an organization makes recommendations to, or permits group solicitation of, its employees, members or participants in connection with the purchase of shares of the Fund on an individual basis. The amount of the sales charge reduction will reflect the anticipated reduction in sales expense associated with sponsored arrangements. The reduction in sales expense, and therefore the reduction in sales charge, will vary depending on factors such as the size and stability of the organization's group, the term of the organization's existence and certain characteristics of the members of its group. The Fund reserves the right to revise the terms of or to suspend or discontinue sales pursuant to sponsored plans at any time.


         Class A shares may also be purchased at reduced or no sales charge by clients of dealers, brokers or registered investment advisors that have entered into agreements with CFD pursuant to which the Fund is included as investment options in programs involving fee-based compensation arrangements, and by participants in certain retirement plans.


         Waiver of Early Withdrawal Charges ("EWCs"). EWCs may be waived on redemptions in the following situations with the proper documentation:

1. Death. EWCs may be waived on redemptions within one year following the death of (i) the sole shareholder on an individual account, (ii) a joint tenant where the surviving joint tenant is the deceased's spouse, or
       (iii) the beneficiary of a Uniform Gifts to Minors Act (UGMA), Uniform Transfers to Minors Act (UTMA) or other custodial account. If, upon the occurrence of one of the foregoing, the account is transferred to an account registered in the name of the deceased's estate, the EWC will be waived on any redemption from the estate account occurring within one year after the death. If the Class B shares are not redeemed within one year of the death, they will remain subject to the applicable EWC, when redeemed from the transferee's account. If the account is transferred to a new registration and then a redemption is requested, the applicable EWC will be charged.

2. Disability. EWCs may be waived on redemptions occurring within one year after the sole shareholder on an individual account or a joint tenant on a spousal joint tenant account becomes disabled (as defined in Section 72(m)(7) of the Internal Revenue Code). To be eligible for such waiver,
       (i) the disability must arise after the purchase of shares and (ii) the disabled shareholder must have been under age 65 at the time of the initial determination of disability. If the account is transferred to a new registration and then a redemption is requested, the applicable EWC will be charged.

3. Death of a trustee. EWCs may be waived on redemptions occurring upon dissolution of a revocable living or grantor trust following the death of the sole trustee where (i) the grantor of the trust is the sole trustee and the sole life beneficiary, (ii) death occurs following the purchase and (iii) the trust document provides for dissolution of the trust upon the trustee's death. If the account is transferred to a new registration (including that of a successor trustee), the applicable EWC will be charged upon any subsequent redemption.

                                        27


4. Returns of excess contributions. EWCs may be waived on redemptions required to return excess contributions made to retirement plans or individual retirement accounts, so long as the FSF agrees to return the applicable portion of any commission paid by the Advisor.

5. Qualified Retirement Plans. EWCs may be waived on redemptions required to make distributions from qualified retirement plans following normal retirement (as stated in the Plan document). EWCs also will be waived on SWP redemptions made to make required minimum distributions from qualified retirement plans that have invested in funds distributed by CFD for at least two years.


         The EWC also may be waived where the FSF agrees to return all or an agreed upon portion of the commission earned on the sale of the shares being redeemed.


         For the year ended August 31, 2003, the Fund paid the following sales charges:



Sales Charge (in thousands):
Aggregate initial sales charges on Fund share sales                         $176
Initial sales charge retained by the Distributor                              14

Sales Charge (in thousands):                                  Class A    Class B      Class C
                                                              -------    -------      -------
Aggregate contingent deferred sales charge                      $1        $241          $28


                             PORTFOLIO TRANSACTIONS


         The Advisor places the orders for the purchase and sale of portfolio securities and options and futures contracts for its clients, including private clients and mutual fund clients ("Clients"). Purchases and sales of portfolio securities are ordinarily transacted with the issuer or with a primary market maker acting as principal or agent for the securities on a net basis, with no brokerage commission. Transactions placed through dealers reflect the spread between the bid and asked prices. Occasionally, the Fund may make purchases of underwritten issues at prices that include underwriting discounts or selling concessions.

         The Advisor's overriding objective in selecting brokers and dealers to effect portfolio transactions is to seek the best combination of net price and execution. The best net price, giving effect to brokerage commissions, if any, is an important factor in this decision; however, a number of other judgmental factors may also enter into the decision. These factors include the Advisor's knowledge of negotiated commission rates currently available and other current transaction costs; the nature of the security being purchased or sold; the size of the transaction; the desired timing of the transaction; the activity existing and expected in the market for the particular security; confidentiality; the execution, clearance and settlement capabilities of the broker or dealer selected and others considered; the Advisor's knowledge of the financial condition of the broker or dealer selected and such other brokers and dealers; and the Advisor's knowledge of actual or apparent operation problems of any broker or dealer.

         Recognizing the value of these factors, the Advisor may cause a Client to pay a brokerage commission in excess of that which another broker may have charged for effecting the same transaction. The Advisor has established internal policies for the guidance of its trading personnel, specifying minimum and maximum commissions to be paid for various types and sizes of transactions and effected for Clients in those cases where the Advisor has discretion to select the broker or dealer by which the transaction is to be executed. The Advisor has discretion for all trades of the Fund. Transactions which vary from the guidelines are subject to periodic supervisory review. These guidelines are reviewed and periodically adjusted, and the general level of brokerage commissions paid is periodically reviewed by the Advisor. Evaluations of the reasonableness of brokerage commissions, based on the factors described in the preceding paragraph, are made by the Advisor's trading personnel while effecting portfolio transactions. The general level of brokerage commissions paid is reviewed by the Advisor, and reports are made annually to the Fund's Board of Trustees.

         The Advisor maintains and periodically updates a list of approved brokers and dealers which, in the Advisor's judgment, are generally capable of providing best price and execution and are financially stable. The Advisor's traders are directed to use only brokers and dealers on the approved list, except in the case of Client designations of brokers or dealers to effect transactions for such Clients' accounts. The Advisor generally posts certain Client information on the "Alert" broker database system as a means of facilitating the trade affirmation and settlement process.

                                        28

         It is the Advisor's practice, when feasible, to aggregate for execution as a single transaction orders for the purchase or sale of a particular security for the accounts of several Clients, in order to seek a lower commission or more advantageous net price. The benefit, if any, obtained as a result of such aggregation generally is allocated pro rata among the accounts of Clients which participated in the aggregated transaction. In some instances, this may involve the use of an "average price" execution wherein a broker or dealer to which the aggregated order has been given will execute the order in several separate transactions during the course of a day at differing prices and, in such case, each Client participating in the aggregated order will pay or receive the same price and commission, which will be an average of the prices and commissions for the several separate transactions executed by the broker or dealer.

         The Advisor sometimes makes use of an indirect electronic access to the New York Stock Exchange's "SuperDOT" automated execution system, provided through a NYSE member floor broker, W&D Securities, Inc., a subsidiary of Jeffries & Co., Inc., particularly for the efficient execution of smaller orders in NYSE listed equities. The Advisor sometimes uses similar arrangements through Billings & Co., Inc. and Driscoll & Co., Inc., floor broker members of the Chicago Stock Exchange, for transactions to be executed on that exchange. In using these arrangements, the Advisor must instruct the floor broker to refer the executed transaction to another brokerage firm for clearance and settlement, as the floor brokers do not deal with the public. Transactions of this type sometimes are referred to as "step-in" or "step-out" transactions. The brokerage firm to which the executed transaction is referred may include, in the case of transactions effected through W&D Securities, brokerage firms which provide the Advisor investment research or related services.

         The Advisor may use the services of Quick & Reilly, Inc., or Fleet Securities, Inc., each an affiliate of the Advisor, when buying or selling securities for the Fund's portfolio pursuant to procedures adopted by the Trustees and



1940 Act Rule 17e-1. Under the Rule, the Advisor must ensure that commissions the Fund pays to affiliates of the Advisor on portfolio transactions are reasonable and fair compared to commissions received by other broker-dealers in connection with comparable transactions involving similar securities being bought or sold at about the same time. The Advisor will report quarterly to the Trustees on all securities transactions placed through affiliates of the Advisor so that the Trustees may consider whether such trades complied with these procedures and the Rule 17e-1.

         Affiliates of the Advisor may participate in the primary and secondary market for Senior Loans. Because of certain limitations imposed by the 1940 Act, this may restrict the Fund's ability to acquire some Senior Loans. The Advisor does not believe that this will have a material effect on the Fund's ability to acquire Senior Loans consistent with its investment policies.

         Consistent with the Rules of Fair Practice of National Association of Securities Dealers, Inc. and subject to seeking best execution and such other policies as the Trustees of the Fund may determine, the Advisor may consider sales of shares of the Fund as a factor in the selection of broker-dealers to execute such mutual fund securities transactions.


Investment Research Products and Services Furnished by Brokers and Dealers


         The Advisor engages in the long-standing practice in the money management industry of acquiring research and brokerage products and services ("research products") from broker-dealer firms in return for directing trades for Client accounts to those firms. In effect, the Advisor is using the commission dollars generated from these Client accounts to pay for these research products. The money management industry uses the term "soft dollars" to refer to this industry practice. The Advisor may engage in soft dollar transactions on trades for those Client accounts for which the Advisor has the discretion to select the broker-deale(s)r.

         The ability to direct brokerage for a Client account belongs to the Client and not to the Advisor. When a Client grants the Advisor the discretion to select broker-dealers for Client trades, the Advisor has a duty to seek the best combination of net price and execution. The Advisor faces a potential conflict of interest with this duty when it uses Client trades to obtain soft dollar products. This conflict exists because the Advisor is able to use the soft dollar products in managing its Client accounts without paying cash ("hard dollars") for the product. This reduces the Advisor's expenses.

         Moreover, under a provision of the federal securities laws applicable to soft dollars, the Advisor is not required to use the soft dollar product in managing those accounts that generate the trade. Thus, the Client accounts that generate the brokerage commission used to acquire the soft dollar product may not benefit directly from that product. In effect, those accounts are cross subsidizing the Advisor's management of the other accounts that do benefit directly from the product. This practice is explicitly sanctioned by a provision of the Securities Exchange Act of 1934, as amended, which creates a "safe harbor" for soft dollar transactions conducted in a specified manner. Although it is inherently difficult, if not impossible, to document, the Advisor believes that over time most, if not all, Clients benefit from soft dollar products such that cross subsidizations even out.

                                        29

         The Advisor attempts to reduce or eliminate this conflict by directing Client trades for soft dollar products only if the Advisor concludes that the broker-dealer supplying the product is capable of providing a combination of the best net price and execution on the trade. As noted above, the best net price, while significant, is one of a number of judgmental factors the Advisor considers in determining whether a particular broker is capable of providing the best net price and execution. The Advisor may cause a Client account to pay a brokerage commission in a soft dollar trade in excess of that which another broker-dealer might have charged for the same transaction.

         The Advisor acquires two types of soft dollar research products: (i) proprietary research created by the broker-dealer firm executing the trade and
(ii) other products created by third parties that are supplied to the Advisor through the broker-dealer firm executing the trade.

         Proprietary research consists primarily of traditional research reports, recommendations and similar materials produced by the in house research staffs of broker-dealer firms. This research includes evaluations and recommendations of specific companies or industry groups, as well as analyses of general economic and market conditions and trends, market data, contacts and other related information and assistance. The Advisor's research analysts periodically rate the quality of proprietary research produced by various broker-dealer firms. Based on these evaluations, the Advisor develops target levels of commission dollars on a firm-by-firm basis. The Advisor attempts to direct trades to each firm to meet these targets.

         The Advisor also uses soft dollars to acquire products created by third parties that are supplied to the Advisor through broker-dealers executing the trade (or other broker-dealers who "step in" to a transaction and receive a portion of the brokerage commission for the trade). These products include the following:


..      Database Services--comprehensive databases containing current and/or historical information on companies and industries. Examples include historical securities prices, earnings estimates, and SEC filings. These services may include software tools that allow the user to search the database or to prepare value-added analyses related to the investment process (such as forecasts and models used in the portfolio management process).

..      Quotation/Trading/News Systems--products that provide real time market data information, such as pricing of individual securities and information on current trading, as well as a variety of news services.

..      Economic Data/Forecasting Tools--various macro economic forecasting tools, such as economic data and economic and political forecasts for various countries or regions.

..      Quantitative/Technical Analysis--software tools that assist in quantitative and technical analysis of investment data. o Fundamental Industry Analysis--industry-specific fundamental investment research. o Fixed Income Security Analysis--data and analytical tools that pertain specifically to fixed income securities. These tools assist in creating financial models, such as cash flow projections and interest rate sensitivity analyses, that are relevant to fixed income securities.

..      Other Specialized Tools--other specialized products, such as specialized economic consulting analyses and attendance at investment oriented conferences.

         Many third-party products include computer software or on-line data feeds. Certain products also include computer hardware necessary to use the product.


         Certain of these third party services may be available directly from the vendor on a hard dollar basis. Others are available only through broker-dealer firms for soft dollars. The Advisor evaluates each product to determine a cash ("hard dollars") value of the product to the Advisor. The Advisor then on a product-by-product basis targets commission dollars in an amount equal to a specified multiple of the hard dollar value to the broker-dealer that supplies the product to the Advisor. In general, these multiples range from 1.25 to 1.85 times the hard dollar value. The Advisor attempts to direct trades to each firm to meet these targets. (For example, if the multiple is 1.5:1.0, assuming a hard dollar value of $10,000, the Advisor will target to the broker-dealer providing the product trades generating $15,000 in total commissions.)

         The targets that the Advisor establishes for both proprietary and for third party research products typically will reflect discussions that the Advisor has with the broker-dealer providing the product regarding the level of commissions it expects to receive for the product. However, these targets are not binding commitments, and the Advisor does not agree to direct a minimum amount of commissions to any broker-dealer for soft dollar products. In setting these targets, the Advisor makes a determination that the value of the product is reasonably commensurate with the cost of acquiring it. These targets are established on a calendar year basis. The Advisor will receive the product whether or not commissions directed to the applicable broker-dealer are less than, equal to or in excess of the target. The Advisor generally will carry over target shortages and excesses to the next year's target. The Advisor believes

                                        30

that this practice reduces the conflicts of interest associated with soft dollar transactions, since the Advisor can meet the non-binding expectations of broker-dealers providing soft dollar products over flexible time periods. In the case of third party products, the third party is paid by the broker-dealer and not by the Advisor. The Advisor may enter into a contract with the third party vendor to use the product. (For example, if the product includes software, the Advisor will enter into a license to use the software with the vendor.)

         In certain cases, the Advisor uses soft dollars to obtain products that have both research and non-research purposes. Examples of non-research uses are administrative and marketing functions. These are referred to as "mixed use" products. As of the date of this Statement of Additional Information, the Advisor acquires two mixed use products. These are (i) a fixed income security data service and (ii) a mutual fund performance ranking service. In each case, the Advisor makes a good faith evaluation of the research and non-research uses of these services. These evaluations are based upon the time spent by Firm personnel for research and non-research uses. The Advisor pays the provider in cash ("hard dollars") for the non-research portion of its use of these products.

         The Advisor may use research obtained from soft dollar trades in the management of any of its discretionary accounts. Thus, consistent with industry practice, the Advisor does not require that the Client account that generates the trade receive any benefit from the soft dollar product obtained through the trade. As noted above, this may result in cross subsidization of soft dollar products among Client accounts. As noted therein, this practice is explicitly sanctioned by a provision of the Securities Exchange Act of 1934, which creates a "safe harbor" for soft dollar transactions conducted in a specified manner.


         In certain cases, the Advisor will direct a trade to one broker-dealer with the instruction that it execute the trade and pay over a portion of the commission from the trade to another broker-dealer who provides the Advisor with a soft dollar research product. The broker-dealer executing the trade "steps out" of a portion of the commission in favor of the other broker-dealer providing the soft dollar product. The Advisor may engage in step out transactions in order to direct soft dollar commissions to a broker-dealer which provides research but may not be able to provide best execution. Brokers who receive step out commissions typically are brokers providing a third party soft dollar product that is not available on a hard dollars basis. The Advisor has not engaged in step out transactions as a manner of compensating broker-dealers that sell shares of investment companies managed by the Advisor.

         For the fiscal years ended August 31, 2003, 2002 and 2001, the Fund did not pay brokerage commissions on any transactions.


                      ADDITIONAL INCOME TAX CONSIDERATIONS

         The Fund intends to comply with the special provisions of the Internal Revenue Code that relieve the Fund of federal income tax to the extent of its respective net investment income and capital gains currently distributed to its respective shareholders.

         Because capital gain distributions reduce net asset value, if a shareholder purchases shares shortly before a record date, he will, in effect, receive a return of a portion of his investment in such distribution. The distribution would nonetheless be taxable to him, even if the net asset value of shares were reduced below his cost. However, for federal income tax purposes the shareholder's original cost would continue as his tax basis.


         The Fund expects that none of its dividends will qualify for the deduction for dividends received by corporate shareholders or treatment as "qualifying dividend income" eligible for long-term capital gain rates ni the hands of individual shareholders.


                             INVESTMENT PERFORMANCE

         The Fund may quote yield figures from time to time. The "Yield" of the Fund is computed by dividing the net investment income per share earned during a 30-day period (using the average number of shares entitled to receive dividends) by the net asset value per share on the last day of the period. The Yield formula provides for semiannual compounding which assumes that net investment income is earned and reinvested at a constant rate and annualized at the end of a six-month period.

         The Yield formula is as follows:  YIELD = 2[((a-b/cd) +1)/6/ -1].

                                        31

            Where:   a    =   dividends and interest earned during the period.
                              (For this purpose, the Fund will recalculate the
                              yield to maturity based on the market value of
                              each portfolio security on each business day on
                              which net asset value is calculated.)
                     b    =   expenses accrued for the period (net of
                              reimbursements).
                     c    =   the average daily number of shares outstanding
                              during the period that were entitled to receive
                              dividends.
                     d    =   the ending net asset value of the Fund for the
                              period.


         The 30-day yields as of August 31, 2003 were*:



                                   Yield
                                   -----
            Class A                5.84%
            Class B                5.73%
            Class C                5.56%
            Class Z                6.00%


* The 30-day SEC yield reflects the portfolio's earning power, net of expenses, expressed as an annualized percentage of the public offering price at the end of the period. If the Advisor or its affiliates had not waived certain Fund expenses, the 30-day SEC yield would have been 5.60%, 5.47%, 5.30% and 5.92% for Class A, B, C and Z, respectively.


         The Fund may quote total return figures from time to time. A "Total Return" on a per share basis is the amount of dividends received per share plus or minus the change in the net asset value per share for a period. A "Total Return Percentage" may be calculated by dividing the value of a share at the end of a period (including reinvestment of distributions) by the value of the share at the beginning of the period and subtracting one. For a given period, an "Average Annual Total Return" may be computed by finding the average annual compounded rate that would equate a hypothetical initial amount invested of $1,000 to the ending redeemable value.

       Average Annual Total Return is computed as follows: ERV = P(1+T)/n/

       Where:     P       =  a hypothetical initial payment of $1,000
                  T       =  average annual total return
                  n       =  number of years
                  ERV     =  ending redeemable value of a hypothetical $1,000
                             payment made at the beginning of the period at the end of the period (or fractional portion).


     For example, for a $1,000 investment in the Fund, the "Ending Redeemable Value," and the "Average Annual Total Return" for both the one year and life of fund periods through August 31, 2003 were:

                                                Average Annual Total Return
                                                ---------------------------

                      Ending Redeemable Value              1 Year                   Life of Fund*
                      -----------------------              ------                   -------------

                   With Sales     Without Sales   With Sales    Without Sales   With Sales   Without Sales
                   ----------     -------------   ----------    -------------   ----------   -------------
     Class           Charges         Charges        Charges        Charges        Charges       Charges
     -----           -------         -------        -------        -------        -------       -------
       A             $1,213           $1,257         11.51          15.55           5.46          6.50
       B             $1,228           $1,242         11.91          15.16           5.81          6.14
       C             $1,235           $1,235         13.99          14.99           5.99          5.99
       Z                N/A           $1,273           N/A          15.95            N/A          6.86


             *Since commencement of operations on January 13, 2000.


         Performance results reflect any waiver or reimbursement by the Advisor of expenses. Absent this waiver or reimbursement arrangement, performance results would have been lower. See Prospectuses for details. The Fund may provide information about the Advisor and its affiliates and other related funds in sales material or advertisements provided to investors or prospective investors. Sales materials or advertisements also may provide information on the use of investment professionals by investors. For further information, see "Performance Information" in the Prospectuses.


                                       32


                                APPENDIX--RATINGS

Ratings in General. A rating of a rating service represents the service's opinion as to the credit quality of the security being rated. However, the ratings are general and are not absolute standards of quality or guarantees as to the creditworthiness of an issuer. Consequently, the Adviser believes that the quality of debt securities should be continuously reviewed and that individual analysts give different weightings to the various factors involved in credit analysis. A rating is not a recommendation to purchase, sell or hold a security because it does not take into account market value or suitability for a particular investor. When a security has received a rating from more than one service, each rating should be evaluated independently. Ratings are based on current information furnished by the issuer or obtained by the rating services from other sources that they consider reliable. Ratings may be changed, suspended or withdrawn as a result of changes in or unavailability of such information, or for other reasons. The following is a description of the characteristics of ratings used by Moody'sMoody's and S&P.

Corporate Bond Ratings

         Ratings By Moody's. Aaa. Bonds rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or an exceptionally stable margin and principal is secure. Although the various protective elements are likely to change, such changes as can be visualized are more unlikely to impair the fundamentally strong position of such bonds.

         Aa. Bonds rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa bonds or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa bonds.

         A. Bonds rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

         Baa. Bonds rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

         Ba. Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

         B. Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

         Caa. Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

         Ca. Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

         C. Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

         NOTE: Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B in its corporate bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

         Ratings by S&P. AAA. Debt rated AAA has the highest rating. Capacity to pay interest and repay principal is extremely strong.

         AA. Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree.

                                       33


         A. Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

         BBB. Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than for debt in higher rated categories.

         BB, B, CCC, CC and C. Debt rated BB, B, CCC, CC, or C is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and C the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

         C1. This rating is reserved for income bonds on which no interest is being paid.

         D. Debt rated D is in default, and payment of interest and/or repayment of principal is in arrears. The D rating is also used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

         NOTES: The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major ratings categories. Foreign debt is rated on the same basis as domestic debt measuring the creditworthiness of the issuer; ratings of foreign debt do not take into account currency exchange and related uncertainties.

         The "r" is attached to highlight derivative, hybrid, and certain other obligations that S&P believes may experience high volatility or high variability in expected returns due to non-credit risks. Examples of such obligations are: securities whose principal or interest return is indexed to equities, commodities, or currencies; certain swaps and options; and interest only and principal only mortgage securities. The absence of an "r" symbol should not be taken as an indication that an obligation will exhibit no volatility or variability in total return.

Commercial Paper Ratings

         Ratings by Moody's. Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

                Prime-1  Highest Quality
                Prime-2  Higher Quality
                Prime-3  High Quality

         If an issuer represents to Moody's that its commercial paper obligations are supported by the credit of another entity or entities, Moody's, in assigning ratings to such issuers, evaluates the financial strength of the indicated affiliated corporations, commercial banks, insurance companies, foreign governments or other entities, but only as one factor in the total rating assessment.

         Ratings By S&P. A brief description of the applicable rating symbols and their meaning follows:

         A. Issues assigned this highest rating are regarded as having the greatest capacity for timely payment. Issues in this category are further refined with the designations 1, 2, and 3 to indicate the relative degree of safety.

         A-1. This designation indicates that the degree of safety regarding timely payment is very strong. Those issues determined to possess overwhelming safety characteristics will be denoted with a plus (+) sign designation.

                                       34


PART C.

Other Information.

Item 24. Financial Statements and Exhibits

     (1)  Financial Statements:

                 Included in Part A:

                 Financial statements included in Part A of this registration statement: Financial Highlights for the years ended August 31, 2003, 2002 and 2001 and the period ended August 31, 2000.

                 Included in Part B:

                 Financial statements included in Part B of this registration statement: Incorporated by reference to the Annual Report dated August 31, 2003 (Accession Number: 0001193125-03-75394), filed electronically pursuant to Section 30(b)(2) of the Investment Company Act of 1940

     (2)  Exhibits

          (a)(1) Agreement and Declaration of Trust(1)

          (a)(2) Amendment No. 1 to Agreement and Declaration of Trust(2)

          (a)(3) Amendment No. 2 to Agreement and Declaration of Trust(4)

          (a)(4) Amendment No. 3 to Agreement and Declaration of Trust(7)

          (b)    By-Laws(6)

          (c)    Not Applicable

          (d) Form of Specimen of Share Certificate - filed as Exhibit 4 in Part C, Item 24(b) of Post-Effective Amendment No. 45 to the Registration Statement on Form N-1A of Columbia Funds Trust IV (formerly Liberty Funds Trust IV and Colonial Trust IV prior thereto) (File Nos. 2-62492 and 811-2865), filed with the Commission on or about March 21, 1997, and is hereby incorporated by reference and made a part of this Registration Statement

          (e)    Not Applicable

          (f)    Not Applicable

          (g)(1) Management Agreement between Columbia Floating Rate Advantage Fund (formerly Liberty Floating Rate Advantage Fund) ("Registrant") and Columbia Management Advisors, Inc., filed herewith

          (g)(2) Expense Reimbursement Agreement between Registrant and Columbia Management Advisors, Inc. (formerly Stein Roe & Farnham Incorporated)(2)

          (h) Underwriting Agreement between Registrant and Columbia Funds Distributor, Inc. (fomerly Liberty Funds Distributor, Inc.), filed herewith

          (i)    Not Applicable


          (j)(1) Custodian Contract between the Registrant and State Street Corporation (formerly State Street Bank and Trust Company) - filed as Exhibit (g) in Part C, Item 24(b) of Post-Effective Amendment No. 56 to the Registration Statement on Form N-1A of Columbia Funds Trust II (formerly Liberty Funds Trust II) (File Nos. 2-66976 and 811-3009), filed with the Commission on or about October 26, 2001, and is hereby incorporated by reference and made a part of this Registration Statement

          (j)(2) Appendix A to the Custodian Contract between Registrant and State Street Corporation (formerly State Street Bank and Trust Company, filed as Exhibit (j)(2) in Part C, Item 24 of Post-Effective Amendment No. 6 to the Registration Statement of Columbia Floating Rate Fund (formerly Liberty Floating Rate
                 Fund) (File Nos. 333-51466 & 811-8953), filed with the Commission on or about December 16, 2003, and is hereby incorporated by reference and made a part of this Registration Statement

          (k)(1) Form of Amended and Restated Shareholders' Servicing and Transfer Agent Agreement, as amended filed herewith

          (k)(2) Form of Schedule A of Amended and Restated Shareholders' Servicing and Transfer Agent Agreement, as amended filed herewith

          (k)(3) Form of Appendix I of Amended and Restated Shareholders' Servicing and Transfer Agent Agreement, as amended filed herewith

          (k)(4) Administration Agreement between Registrant and Columbia Management Advisors, Inc., filed herewith

          (k)(5) Form of Plan pursuant to Rule 18f-3(d) under the Investment Company Act of 1940, filed herewith

          (k)(6) Rule 12b-1 Distribution Plan, filed herewith

          (k)(6)(a) Appendix I to Rule 12b-1 Distribution Plan, filed herewith

          (k)(7) 12b-1 Plan Implementing Agreement between the Registrant and Columbia Funds Distributor, Inc. (formerly Liberty Funds Distributor, Inc.), filed herewith

          (k)(8) Appendix I to the 12b-1 Plan Implementing Agreement between the Registrant and Columbia Funds Distributor, Inc. (formerly Liberty Funds Distributor, Inc.) - filed herewith

          (k)(9) Form of Pricing and Bookkeeping Agreement with Columbia Management Advisors, Inc., filed herewith

          (k)(10) Form of Schedule A of Pricing and Bookkeeping Agreement - filed herewith

          (k)(11) Form of Appendix I of Pricing and Bookkeeping Agreement - filed herewith

          (k)(12) First Amendment and Restatement of Credit Agreement dated December 15, 2000(5)

          (k)(13) Revolving Credit and Security Agreement(6)

          (k)(14) Agreemnt of Amendment to Revolving Credit and Security Agreement dated as of September 18, 2003 - filed herewith

          (k)(15) Agreement of Amendment to Revolving Credit and Security Agreement dated as of November 20, 2003 - filed herewith

          (l)(1) Opinion and Consent of Counsel(4)

          (l)(2) Consent of Counsel (7)

          (m)    Not Applicable

          (n)    Consent of Independent Accountants, filed herewith

          (o)    Not Applicable

          (p)    Subscription Agreement with Colonial Management Associates,
                 Inc.(3)

          (q)    Not Applicable

          (r) Code of Ethics of the Advisor, the Funds and Columbia Funds Distributor, Inc., as revised November 14, 2003 - filed as Exhibit (r) in Part C, Item 24 of Post-Effective Amendment
                 No. 6 to the Registration Statement on Form N-2 of Columbia Floating Rate Fund (formerly Liberty Floating Rate Fund)(File Nos. 333-51466 and 811-8953), filed with the Commission on or about December 16, 2003, and is hereby incorporated and made a part of this Registration Statement

--------------------------------------------------------------------------------

Power of Attorney for: Douglas A. Hacker, Janet Langford Kelly, Richard W. Lowry, William E. Mayer, Charles R. Nelson, John J. Neuhauser, Joseph R. Palombo, Patrick J. Simpson, Thomas E. Stitzel, Thomas C. Theobald Anne-Lee Verville and Richard L. Woolworth, filed in Part C, Item 24 of Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 of Columbia Floating Rate Fund (File Nos. 333-51466 and 811-8953), filed with the Commission on or about December 16, 2003 and is hereby incorporated by reference and made a part of this Registration Statement

(1) Incorporated by reference to the Registration Statement filed with the Commission via EDGAR on or about November 24, 1999.

(2) Incorporated by reference to Pre-Effective Amendment No. 2 filed with the Commission via EDGAR on or about January 14, 2000.

(3) Incorporated by reference to Pre-Effective Amendment No. 2 filed with the Commission via EDGAR on or about January 24, 2000.

(4) Incorporated by reference to the Registration Statement filed with the Commission via EDGAR on or about December 13, 2000.

(5) Incorporated by reference to the Registration Statement filed with the Commission via EDGAR on or about February 13, 2001.

(6) Incorporated by reference to the Registration Statement filed with the Commission via EDGAR on or about December 28, 2001.

(7) Incorporated by reference to the Registration Statement filed with the Commission on or about October 29, 2003

Item 25. Marketing Arrangements
         Not applicable.


Item 26.  Other Expenses of Issuance and Distribution

          None

*Estimated Fees

Item 27.  Persons Controlled by or under Common Control with Registrant

          None

Item 28.  Number of Holders of Securities

                                                               Number of
                                                            Record Holders
                            Title of Class                  as of 11/30/03
                            --------------                  --------------
          Columbia Floating Rate Advantage Fund - Class A        2,917

          Columbia Floating Rate Advantage Fund - Class B        3,432

          Columbia Floating Rate Advantage Fund - Class C        4,083

          Columbia Floating Rate Advantage Fund - Class Z          236

Item 29.  Indemnification

          The Agreement and Declaration of Trust filed as Exhibit (a) to this Registration Statement provides for indemnification to each of the Registrant's Trustees and officers against all liabilities and expenses incurred in acting as Trustee or officer, except in the case of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Trustees and officers.

          Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          The Registrant, its advisor, and Administrator, Columbia Management Advisors, Inc. (the Advisor) and their respective trustees, directors and officers are insured by a Directors and Officers/Errors and Omissions Liability insurance policy through ICI Mutual Insurance Company.


Item 30.  Business and Other Connections of Investment Advisor

          Columbia Management Advisors, Inc. (the "Advisor"), the Registrant's investment advisor, is a wholly owned subsidiary of Columbia Management Group, Inc., which is a wholly owned subsidiary of Fleet National Bank, which is a wholly owned subsidiary of FleetBoston Financial Corporation. The Advisor acts as investment advisor to individuals, trustees, pension and profit-sharing plans, charitable organizations, and other investors. In addition to the Registrant, it also acts as investment advisor to other investment companies having different investment strategies and policies.

          For a two-year business history of certain officers and directors of the Advisor, please refer to the Form ADV of the Advisor and to the section of the Statement of Additional Information (Part B) entitled "Investment Advisory and Other Services," or "Management of the Funds," as applicable.

          Information regarding the businesses of the Advisor and its officers and directors is set forth in the Prospectuses and in the Statement of Additional Information and is incorporated herein by reference.

Item 31.  Location of Accounts and Records:

          Registrant maintains the records required to be maintained by it under Rules 31a-1(a), 31a-1(b), and 31a-2(a) under the Investment Company Act of 1940 at its principal executive offices at One Financial Center, Boston, MA 02111. Certain records, including records relating to Registrant's shareholders and the physical possession of its securities, may be maintained pursuant to Rule 31a-3 at the main office of Registrant's transfer agent or custodian.

Item 32.  Management Services

          None

Item 33.  Undertakings

          The Registrant undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

               (a) To include any prospectus required by Section 10(a)(3) of the 1933 Act;

               (b) To reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

               (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

          (4) To send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

          (5) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.


                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused this Amendment to its Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and the Commonwealth of Massachusetts on the 17th day of December, 2003.

                                           COLUMBIA FLOATING RATE ADVANTAGE FUND


                                           By: /s/ JOSEPH R. PALOMBO
                                              ---------------------------------


                                               /s/ Joseph R. Palombo
                                               ---------------------------------
                                                   President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in their capacities and on the date indicated.

SIGNATURES                 TITLE                        DATE
----------                 -----                        ----


/s/ JOSEPH R. PALOMBO      President (chief
------------------------   executive officer)           December 17, 2003
/s/ Joseph R. Palombo


/s/ J. KEVIN CONNAUGHTON   Treasurer (principal         December 17, 2003
------------------------   financial officer)
/s/ J. Kevin Connaughton


/s/ VICKI L. BENJAMIN      Chief Accounting Officer     December 17, 2003
------------------------   (chief accounting officer)
/s/ Vicki L. Benjamin



DOUGLAS A. HACKER*                   Trustee
------------------
Douglas A. Hacker


JANET LANGFORD KELLY*                Trustee
---------------------
Janet Langford Kelly


RICHARD W. LOWRY*                    Trustee            */s/ VINCENT PIETROPAOLO
-----------------                                       ------------------------
Richard W. Lowry                                             Vincent Pietropaolo
                                                             Attorney-in-fact
                                                             For each Trustee
                                                             December 17, 2003


WILLIAM E. MAYER*                    Trustee
-----------------
William E. Mayer


CHARLES R. NELSON*                   Trustee
------------------
Charles R. Nelson


JOHN J. NEUHAUSER*                   Trustee
------------------
John J. Neuhauser


JOSEPH R. PALOMBO*                   Trustee
------------------
Joseph R. Palombo


PATRICK J. SIMPSON*                  Trustee
-------------------
Patrick J. Simpson


THOMAS E. STITZEL*                   Trustee
------------------
Thomas E. Stitzel


THOMAS C. THEOBALD*                  Trustee
-------------------
Thomas C. Theobald


ANNE-LEE VERVILLE*                   Trustee
------------------
Anne-Lee Verville


RICHARD L. WOOLWORTH*                Trustee
---------------------
Richard L. Woolworth


                                  EXHIBIT INDEX

(g)(1)  Management Agreement

(h)     Underwriting Agreement

(k)(1) Form of Amended and Restated Shareholders' Servicing and Transfer Agent Agreement, as amended

(k)(2) Form of Schedule A of Amended and Restated Shareholders' Servicing and Transfer Agent Agreement, as amended

(k)(3) Form of Appendix I of Amended and Restated Shareholders' Servicing and Trasfer Agent Agreement, as amended

(k)(4)  Administration Agreement

(k)(5)  Form of Plan pursuant to Rule 18f-3(d)

(k)(6)  Rule 12b-1 Distribution Plan

(k)(6)(a) Appendix I to Rule 12b-1 Distribution Plan

(k)(7)  12b-1 Plan Implementing Agreement

(k)(8)  Appendix I to the 12b-1 Plan Implementing Agreement

(k)(9)  Form of Pricing and Bookkeeping Agreement

(k)(10) Form of Schedule A of Pricing and Bookkeeping Agreement

(k)(11) Form of Appendix I of Pricing and Bookkeeping Agreement

(k)(14) Agreement of Amendment to Revolving Credit and Security Agreement dated as of September 18, 2003

(k)(15) Agreement of Amendment to Revolving Credit and Security Agreement dated as of November 20, 2003.

(n)     Consent of Independent Accountants